SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2015

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

THIRD QUARTER OF 2014 RESULTS

NOT REVIEWED BY INDEPENDENT AUDITORS

Rio de Janeiro – January 27, 2015

Petrobras announces today its consolidated results, not reviewed by independent auditors, stated in millions of Reais, prepared in accordance with IAS 34, except with errors found in certain amounts of property, plant and equipment.
(A free translation from the original in Portuguese).

The disclosure of the financial statements of the 3Q-2014, not reviewed by independent auditors, aims to comply with covenant obligations in debt agreements and to provide information access to the stakeholders and to the market, with transparency related to recent events known by the public in the context of the “Lava Jato Operation”.

The Company understands that it will be necessary to make adjustments at the financial statements to correct the values of fixed assets that may have been impacted by amounts related to misconducts made by suppliers, politicians, Petrobras employees and other groups in the context of the “Lava Jato Operation”.

However, due to the fact that it is impracticable to measure in a correct, complete and definite manner such capitalized amounts on property, plant and equipment, the Company considered the adoption of alternative approaches to correct such amounts: (i) use of average percentage of improper payments, mentioned at the testimonies; (ii) fair value measurement of the assets whose constitution was made through agreements with supplier companies in the context of the “Lava Jato Operation”. Such alternative approaches were inadequate to change the impracticable determination of overprice related to those improper payments.

To disclose the financial statements of the 3Q-2014, reviewed by independent auditors, the Company has been studying another methodology according to the rules of Comissão de Valores Mobiliários (CVM) and Securities and Exchange Commission (SEC).

Key indicators

R$ million
					Jan-Sep
3Q-2014	2Q-2014	3Q14 X 2Q14 (%)	3Q-2013		2014	2013	2014 x 2013 (%)

3,087	4,959	(38)	3,395	Consolidated net income attributable to the shareholders of Petrobras	13,439	17,289	(22)
2,746	2,600	6	2,522	Total domestic and international crude oil and natural gas production (Mbbl/d)	2,627	2,542	3
11,735	16,246	(28)	13,091	Adjusted EBITDA	42,330	47,413	(11)

The Company reported 3Q-2014 earnings of R$ 3,087 million and the following key events:

•       Higher domestic crude oil and NGL production (a 6% increase, 118 thousand barrels/day) due to the production start-up and ramp-up of Production Stationary Units and FPSOs Cidade de São Paulo, Cidade de Itajaí, Cidade de Paraty, P-63, P-55, P-62 and P-58 and also to the start-up of Extended Well Tests (EWTs) of Iara Oeste and Tartaruga Verde.

•       Higher crude oil exports (a 134% increase, 185 thousand barrels/day) due to increased production and to the sale of exports that were in progress in June 30 in Brazil.

•       Higher oil product production (a 1% increase, 24 thousand barrels/day) generated by increased refining plants utilization factor (100%) and to the conversion of intermediate products.

•       Recognition of the asset contingency (R$ 820 million) and its monetary restatement (R$ 1,357 million) related to the improper PIS and COFINS payments over finance income between February 1999 to December 2002.

•       The Company increased the estimated useful life of equipment and other assets, decreasing the depreciation in R$ 1,688 million.

•       The amounts related to the construction of the refineries Premium I (R$ 2,111 million) and Premium II (R$ 596 million) were written-down due to the interruption of those projects.

•       11.3% depreciation of the Real against the U.S. Dollar on our net liabilities in U.S. Dollars, partially offset by the 7.7% appreciation of the U.S. dollar against the Euro and the 5.2% appreciation of the U.S. dollar against the Pound Sterling on net liabilities exposed to those currencies.

Comments of the CEO

Mrs. Maria das Graças Silva Foster

Dear Shareholders and Investors,

As is widely known, Petrobras is facing a unique moment in its history. In March 2014, the “Operation Lava Jato”, triggered by the Brazilian Federal Police to investigate alleged money-laundering crimes, reached Petrobras through the arrest of the company’s former Downstream Director, Paulo Roberto Costa, on charges of corruption, embezzlement, among other offenses.

On November 13th, 2014 as a result of the facts and proofs obtained in the “Operation Lava Jato” Petrobras decided to postpone the release of its third quarter 2014 financial results.  In short, the testimonies examined by Petrobras have indicated the commission of unlawful acts, such as cartelization of suppliers and former employees taking bribes, indicating that the payments to such suppliers were improperly recognized as part of the cost of our fixed assets, therefore requiring adjustments.

Consequently we have concluded that it is impracticable to correctly quantify these improperly recognized values, since the payments were made by external suppliers and cannot be traced back to the company’s accounting records.

Given the impracticality of identifying the improper payments correctly, completely and definitely, and the need to rectify this error, Petrobras considered two approaches: (1) the difference between the fair value of each asset appraised, and its book value; (2) the quantification of the price overrun related to illegal practices, using the information, numbers and dates revealed in the testimonials and plea bargaining of the “Operation Lava Jato”.

The appraised assets represent R$ 188.4 billion, or approximately 1/3 of the company’s total fixed assets (R$ 597.4 billion) and were based on contracts signed between Petrobras and the companies mentioned in “Operation Lava Jato” from 2004 to April 2012.

The evaluation was carried out by global firms internationally recognized as independent evaluators for 81% of the assets appraised. The analysis of the remaining 19% was conducted by the technical teams of Petrobras, employing full methodological consistency and the same assumptions as the work carried out by the independent evaluators.

However, the maturity acquired throughout this appraisal process demonstrated to us that this methodology was not an adequate proxy for the unlawful values paid, as this adjustment would also include amounts originated from different situations, which are impossible to be individually quantified,  such as changes in the economic and financial variables (exchange rate, discount rate, risk metrics and cost of capital); changes in the estimates of prices and margins of the input; changes in the projections of prices, margins and demand for products sold; changes in equipment and input prices, wages and other correlated costs; as well as project planning deficiencies (engineering and supply).

The outcome of the appraisals indicated that the assets with fair value below the book value would total R$ 88.6 billion of lower difference.  The assets with higher fair value totaled R$ 27.2 billion of higher difference than the book value.

So, we have decided not to use the methodology of determining the fair value as a “proxy” to adjust the company’s fixed assets due to fraud and corruption, because this adjustment would include elements with no direct relation with the unlawful payments. We are going to further examine another methodology that takes into account values, deadlines and information from the “Operation Lava Jato” testimonials, in compliance with the requirements of the regulators (CVM and SEC), aimed at releasing the financial statements reviewed.

Turning now to our third quarter results, our operating profit in the third quarter of 2014 was R$ 4.6 billion, down 48% from the second quarter (R$ 8.8 billion). This drop is mainly due to costs related to the Collective Bargaining Agreement (R$ 1.0 billion), to the payment of the agreement with Bolivia to import natural gas (R$ 0.9 billion) and to the write-off of the projects Premium I and II (R$ 2.7 billion). However, the increased oil output and the resultant growth in exports added R$ 2.4 billion to third quarter operating profit when compared to the prior quarter.

Net income totaled R$ 3.1 billion, down 38% from R$ 5.0 billion in the second quarter, reflecting a lower operating profit.

As for projections regarding cash flow and liquidity, it is important to note that Petrobras’s cash position or operating cash flow will not be affected by any adjustments arising from “Operation Lava Jato” or any other related to the amount of its assets.

We have been very diligent in taking actions that enable us to reiterate that we will not need to visit the debt markets in 2015 due to steps that will increase cash flow, as more fully described below.

First and foremost, Petrobras restates its commitment to uphold its diesel and gasoline pricing policy and its objective of not transferring international market volatility, which, in the current situation, is very favorable to our cash flow. Our current output of oil and oil products enables us to reach stable operating cash flow when Brent prices range from US$ 50/bbl to US$ 70/bbl.

We expect our 2015 domestic oil output to grow, with a target of 4.5% (+/-1 percentage point) above last year´s production.  2015 will be an extension of our accomplishments in 2014, when we added four new platforms that are now ramping up and increased our PLSV fleet from 11 to 19 vessels. Therefore, output in 2015 will be sustained by the interconnection of 69 producing and injection wells, by the start-up of P-61/TAD (Papa-Terra field) in the first quarter and by the start-up of FPSO Cidade de Itaguaí (Iracema Norte field) in the fourth quarter.

2

Consequently, we expect to generate operating cash flow (after tax payments and before interest, dividends and amortizations) of between US$ 28 billion and US$ 32 billion in 2015 , assuming a Brent price ranging from US$ 50/bbl to US$ 70/bbl and an exchange rate of R$ 2.60/US$ and R$ 2.80/US$. In addition, we considered to have at our disposal guarantees from the Brazilian Federal Government to the receivables of the electric sector which will allow us to negotiate these credits in the financial market.

With regards to capital expenditures, we are reducing the pace of some projects, particularly those with low contribution to cash flow over the next two years, so that our investments remain within US$ 31 billion to US$ 33 billion in 2015.

Our portfolio of assets also indicates divestment opportunities for 2015, with a potential contribution to cash flow equivalent to those achieved in 2014. The implementation of these divestments will depend on the development of the market conditions.

It is important to stress that our cash position has been favored by the strong Brent price decrease of the last three months and is comfortably positioned regarding the amounts that we consider sufficient to maintain our operations with the necessary liquidity throughout the year.

We continue to work closely with our external auditor (PwC) to prepare audited accounting statements as quickly as possible, not only in relation to the adjustments to the financial statements, but also in relation to the need to enhance internal controls.

I would like to highlight the nomination of our Governance, Risk and Compliance Officer João Adalberto Elek Júnior last January 19. João Elek was chosen among market professionals with a proven record of accomplishment in governance. He successfully completed the selection process conducted by Korn Ferry, specialized in the recruitment and placement of executives, was elected from a list of three candidates submitted to the Board of Directors of Petrobras and is to remain in the position for a three-year period, which may be renewable.

Therefore, at this time I would like to reaffirm our commitment to overcoming these obstacles. We are providing all the necessary conditions so that the ongoing investigations, whether they be internal or external, are conducted independently, without any restrictions. We are being transparent with you, our shareholders and investors. We are working diligently so that in the future our company is recognized for its methods of governance and internal controls in the same way it has been recognized for its technical and operational capabilities.

Maria das Graças Silva Foster

Chief Executive Officer

3

FINANCIAL HIGHLIGHTS

Main Items and Consolidated Economic Indicators

R$ million

					Jan-Sep
3Q-2014	2Q-2014	3Q14 X 2Q14 (%)	3Q-2013		2014	2013	2014 x 2013 (%)

88,377	82,298	7	77,700	Sales revenues	252,220	223,862	13
21,065	19,015	11	16,585	Gross profit	59,534	54,149	10
4,584	8,848	(48)	5,723	Net income before financial results, share of earnings in equity-accounted investments, profit sharing and income taxes	21,009	27,327	(23)
(972)	(940)	(3)	(1,020)	Net finance income (expense)	(2,086)	(3,181)	34
3,087	4,959	(38)	3,395	Consolidated net income attributable to the shareholders of Petrobras	13,439	17,289	(22)
0.24	0.38	(37)	0.26	Basic and diluted earnings per share [1]	1.03	1.33	(23)
229,723	217,725	6	229,078	Market capitalization (Parent Company)	229,723	229,078	−

24	23	1	21	Gross margin (%)	24	24	−
5	11	(6)	7	Operating margin (%) [2]	8	12	(4)
3	6	(3)	4	Net margin (%)	5	8	(3)
11,735	16,246	(28)	13,091	Adjusted EBITDA – R$ million [3]	42,330	47,413	(11)

				Net income before financial results, share of earnings in equity-accounted investments, profit sharing and income taxes by business segment
15,372	16,466	(7)	17,682	. Exploration & Production	48,084	46,570	3
(7,957)	(5,916)	(34)	(8,501)	. Refining, Transportation and Marketing	(21,293)	(18,629)	(14)
(484)	804	(160)	(343)	. Gas & Power	951	1,676	(43)
(66)	(72)	8	(127)	. Biofuel	(204)	(271)	25
(205)	737	(128)	462	. Distribution	1,289	2,256	(43)
5	652	(99)	220	. International	1,111	3,627	(69)
(2,966)	(2,696)	(10)	(2,825)	. Corporate	(9,041)	(8,102)	(12)

21,044	20,915	1	25,150	Capital expenditures and investments	62,543	69,263	(10)

101.85	109.63	(7)	110.37	Brent crude (US$/bbl)	106.57	108.45	(2)
2.27	2.23	2	2.29	Average commercial selling rate for U.S. dollar (R$)	2.29	2.12	8
2.45	2.20	11	2.23	Period-end commercial selling rate for U.S. dollar (R$)	2.45	2.23	10
11.3	(2.7)	-	0.5	Variation period-end commercial selling rate for U.S. dollar (%)	4.6	9.1	-
10.90	10.89	−	8.51	Selic interest rate - average (%)	10.74	7.74	3

				Average price indicators
224.52	225.36	−	210.00	Domestic basic oil products price (R$/bbl)	225.74	207.04	9
				Sales price - Brazil
90.73	99.02	(8)	98.87	. Crude oil (U.S. dollars/bbl) [4]	95.77	98.64	(3)
49.28	49.58	(1)	46.35	. Natural gas (U.S. dollars/bbl)	48.76	48.51	1
				Sales price - International
84.05	87.91	(4)	85.97	. Crude oil (U.S. dollars/bbl)	85.46	90.65	(6)
19.16	20.36	(6)	18.38	. Natural gas (U.S. dollars/bbl)	20.83	20.88	−

1 Basic and diluted earnings per share calculated based on the weighted average number of shares.

2 Calculated based on net income before financial results, share of earnings in equity-accounted investments, profit sharing and income taxes.

3 EBITDA + share of earnings in equity-accounted investments and impairment.

4 Average between exports and the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

4

FINANCIAL HIGHLIGHTS

RESULTS OF OPERATIONS

3Q-2014 x 2Q-2014 Results:

Gross Profit

Gross profit increased by 11% (R$ 2,050 million), mainly due to:

➢ Sales revenues of R$ 88,377 million, 7% higher when compared to the 2Q-2014, attributable to increased crude oil exports and a higher domestic demand,  mainly diesel, principally met by domestic output of oil products.

➢ Costs of sales of R$ 67,312 million, 6% higher when compared to the 2Q-2014, due to an increase in crude oil import costs, resulting from the higher share of imports on feedstock processed and to higher crude oil production costs, besides the effect of foreign exchange depreciation on import costs and on production taxes and the recognition of the impacts of an agreement as to the performance of the Bolivian natural gas import contract (R$ 996 million). These effects were partially offset by lower share of oil product imports on sales mix and by the decreased depreciation in R$ 802 million, generated by the reviewed and increased estimated useful life of equipment and other assets made by the Company.

Net income before financial results, share of earnings in equity-accounted investments, profit sharing and income taxes

Net income before financial results, share of earnings in equity-accounted investments, profit sharing and income taxes decreased by 48% (R$ 4,264 million), due to the write-down of the amounts related to the construction of the refineries Premium I (R$ 2,111 million) and Premium II (R$ 596 million) generated by the interruption of those projects, to higher employee compensation costs arising from the 2014 Collective Bargaining Agreement and to higher sales expenses (R$ 1,534 million), due to the registration of allowance for doubtful accounts over receivables of Independent Energy Producers. These effects were partially offset by the recognition of the asset contingency related to the improper PIS and COFINS payments (R$ 820 million) over finance income, by the extraordinary gain (R$ 506 million) from an out-of-court agreement regarding performance bonds of P-19 and P-31 platforms, by write-offs of areas occurred in the 2Q-2014 returned to the National Agency of Petroleum, Natural Gas and Biofuels – ANP in the amount of R$ 434 million and higher gross profit.

Net finance expense

Net finance expense of R$ 972 million, R$ 32 million higher than in the 2Q-2014, resulting from the 11.3% depreciation of the Real against the U.S. Dollar on our net liabilities (foreign exchange appreciation of 2.7% in the 2Q-2014), offset by the 7.7% appreciation of the U.S. dollar against the Euro and the 5.2% appreciation of the U.S. dollar against the Pound Sterling on net liabilities exposed to those currencies and by the monetary restatement of the asset contingency related to the improper PIS and COFINS payments over finance income.

Net income attributable to the shareholders of Petrobras

Net income attributable to the shareholders of Petrobras reached R$ 3,087 million, 38% lower when compared to the 2Q-2014, resulting from higher operating expenses mainly due to the write-down of the amounts related to the construction of the refineries Premium I and Premium II.

5

FINANCIAL HIGHLIGHTS

RESULTS OF OPERATIONS

Jan-Sep/2014 x Jan-Sep/2013 Results:

Gross Profit

Gross profit increased by 10%, mainly due to:

➢ Sales revenues of R$ 252,220 million, 13% higher, when compared to Jan-Sep/2013, resulting from:

•   Higher oil product prices in the domestic market attributable to diesel and gasoline adjustments in 2013 and to the impact of foreign currency depreciation (8%) over the price of oil products that are adjusted to reflect international prices and over export prices, as well as higher electricity and natural gas prices;

•   A 3% increase in the domestic demand for oil products, mainly diesel (2%), gasoline (5%) and fuel oil (21%), and an increase in crude oil export volume (12%), partially offset by a decrease in oil product export volume (13%).

➢ Cost of sales of R$ 192,686 million, 14% higher when compared to Jan-Sep/2013, due to:

•   Higher import costs and production taxes attributable to foreign currency depreciation;

•   Domestic oil products sales volumes were 3% higher and were partially met by imports. LNG import volumes were higher to meet the domestic demand;

•   Crude oil production costs were higher, resulting from an increase in well interventions, from the start-up of new plants that are operating below full capacity and higher employee compensation costs arising from the 2013 and 2014 Collective Bargaining Agreement;

•   Impact of an agreement signed as to the performance of the Bolivian natural gas import contract (R$ 996 million);

•   Decreased depreciation in R$ 802 million, generated by the reviewed and increased estimated useful life of equipment and other assets made by the Company.

Net income before financial results, share of earnings in equity-accounted investments, profit sharing and income taxes

Net income before financial results, share of earnings in equity-accounted investments, profit sharing and income taxes reached R$ 21,009 million in Jan-Sep/2014, a 23% decrease when compared to Jan-Sep/2013. This result reflects the write-down of the amounts related to the construction of the refineries Premium I (R$ 2,111 million) and Premium II (R$ 596 million) generated by the interruption of those projects, the impact of our Voluntary Separation Incentive Plan - PIDV (R$ 2,455 million), an increase in selling expenses (R$ 2,094 million) mainly due to the to the registration of allowance for doubtful accounts over receivables of Independent Energy Producers and higher write-offs of dry and/or sub-commercial wells (R$ 1,347 million) and lower gains on disposal of assets (R$ 897 million). These effects were partially offset by the recognition of the asset contingency related to the improper PIS and COFINS payments (R$ 820 million) over finance income and by a higher gross profit.

Net finance expense

Net finance expense was R$ 1,095 million lower, as a result of the monetary restatement of the asset contingency over improper payments of PIS and COFINS over finance income, of lower foreign exchange and inflation indexation charges, attributable to a lower period-end exchange rate variation (a 4.6% depreciation of the Real against the U.S. dollar from December 31, 2013 to September 30, 2014 against a  9.1% depreciation of the Real from December 31, 2012 to September 30, 2013) and also to the 8.3% appreciation of the U.S. dollar against the Euro and the 1.9% appreciation of the U.S. dollar against the Pound Sterling over net liability exposures on those currencies, partially offset by higher interest expenses resulting from an increase in our finance debt

Net income attributable to the shareholders of Petrobras

Net income attributable to the shareholders of Petrobras reached R$ 13,439 million in Jan-Sep/2014, 22% lower than in Jan-Sep/2013, due to a decrease in the net income before financial results, share of earnings in equity-accounted investments, profit sharing and income taxes and higher net finance expense, partially offset by lower income tax charges.

6

FINANCIAL HIGHLIGHTS

NET INCOME BY BUSINESS SEGMENT

Petrobras is an integrated energy company and most of the crude oil and natural gas production from the Exploration & Production segment is transferred to other business segments of the Company.

Our results by business segment include transactions carried out with third parties, transactions between companies of Petrobras System and transfers between business segments calculated by internal transfer prices defined through methodologies based on market parameters.

EXPLORATION & PRODUCTION

					Jan-Sep
3Q-2014	2Q-2014	3Q14 X 2Q14 (%)	3Q-2013		2014	2013	2014 x 2013 (%)
10,131	10,793	(6)	11,613	Net Income	31,578	30,480	4

(3Q-2014 x 2Q-2014): The increase in crude oil and NGL production (6%), the extraordinary gain from an out-of-court agreement regarding performance bonds of P-19 and P-31 platforms and the impact, in the 2Q-2014, of the write-offs of areas returned to the National Agency of Petroleum, Natural Gas and Biofuels – ANP partially offset the decrease in net income, generated by lower domestic crude oil sales/transfer prices adjusted to reflect international prices, by higher employee compensation costs resulting from the 2014 Collective Bargaining Agreement and by higher exploration costs.

The spread between the average domestic oil price (sale/transfer) and the average Brent price increased from U.S.$ 10.61/bbl in the 2Q-2014 to U.S.$ 11.12/bbl in the 3Q-2014.

(Jan-Sep/2014 x Jan-Sep/2013): Net income was 4% higher, resulting from an increase in crude oil and NGL production (4%) and higher domestic crude oil prices (sale/transfer prices), reflecting the depreciation of the Real against the U.S. dollar. These effects were partially offset by higher production taxes, increased well maintenance and interventions, higher equipment depreciation, higher costs from oil-platform chartering, higher employee compensation costs resulting from the 2013 and 2014 Collective Bargaining Agreements, the impact of our voluntary separation incentive plan (PIDV), write-offs of dry and/or sub-commercial wells and return of areas to the National Agency of Petroleum, Natural Gas and Biofuels – ANP.

The spread between the average domestic oil price (sale/transfer) and the average Brent price increased from US$9.81/bbl in Jan-Sep/2013 to US$ 10.80/bbl in Jan-Sep/2014.

					Jan-Sep
3Q-2014	2Q-2014	3Q14 X 2Q14 (%)	3Q-2013	Exploration & Production - Brazil (Mbbl/d) (*)	2014	2013	2014 x 2013 (%)

2,090	1,972	6	1,924	Crude oil and NGL	1,995	1,922	4
441	411	7	390	Natural gas [5]	418	392	7
2,531	2,383	6	2,314	Total	2,413	2,314	4

(3Q-2014 x 2Q-2014): The 6% increase in crude oil and NGL production is attributable to the ramp-up of P-55 (Roncador), P-62 (Roncador), P-58 (Parque das Baleias) and FPSO Cidade de Paraty (Lula NE), besides the start-up of the extended well test of Iara Oeste and of the Anticipated Production System of Tartaruga Verde.

Natural gas production increased by 7% due to a higher production in P-53 (Marlim Leste), P-54 (Roncador), P-55 (Roncador), P-62 (Roncador), P-58 (Parque das Baleias), FPSOs Cidade de Santos (Uruguá-Tambaú) and Cidade de Paraty (Lula NE).

(Jan-Sep/2014 x Jan-Sep/2013): Crude oil and NGL production increased by 4% in Jan-Sep/2014 resulting from the start-up of Stationary Production Units P-63 (Papa-Terra), P-55 (Roncador), P-62 (Roncador) and P-58 (Parque das Baleias) and from the ramp-up of FPSO Cidade de Itajaí (Baúna), Cidade de Paraty (Lula NE) and Cidade de São Paulo (Sapinhoá). The natural decline of fields partially offset these effects.

The 7% increase in natural gas production is attributable to a higher production in Mexilhão, Parque das Baleias, Uruguá-Tambaú, Sapinhoá and Lula Nordeste fields.

(*) Not reviewed by independent auditor.

5 Does not include LNG. Includes gas reinjection.

7

FINANCIAL HIGHLIGHTS

					Jan-Sep
3Q-2014	2Q-2014	3Q14 X 2Q14 (%)	3Q-2013	Lifting Cost - Brazil	2014	2013	2014 x 2013 (%)

				U.S.$/barrel:
15.33	14.57	5	14.96	Excluding production taxes	14.70	14.91	(1)
31.37	32.60	(4)	33.25	Including production taxes	32.28	32.95	(2)

				R$/barrel:
35.18	32.30	9	34.28	Excluding production taxes	33.59	31.69	6
73.94	71.55	3	75.80	Including production taxes	74.09	70.28	5

 Lifting Cost - Excluding production taxes – U.S.$/barrel

(3Q-2014 x 2Q-2014): Lifting cost excluding production taxes in U.S.$/barrel increased by 5%. Excluding the impact of foreign currency variation, it increased by 6%, mainly due to higher employee compensation costs, resulting from our 2014 Collective Bargaining Agreement and to the increase of anchorage, maintenance and submarine inspection costs, besides the higher initial unit costs of FPSOs Rio das Ostras (Tartaruga Verde) and Dynamic (Iara Oeste).

(Jan-Sep/2014 x Jan-Sep/2013): Lifting cost excluding production taxes in U.S.$/barrel decreased by 1% in Jan-Sep/2014, when compared to Jan-Sep/2013. Excluding the impact of foreign currency variation, it increased by 4% due to the start-up of the Stationary Production Units P-63 (Papa-Terra), P-55 (Roncador), P-62 (Roncador) and P-58 (Parque das Baleias), which have higher costs per unit produced during the start-up period. Higher employee compensation costs resulting from our 2013 and 2014 Collective Bargaining Agreements also affected lifting cost.

Lifting Cost - Including production taxes – U.S.$/barrel

(3Q-2014 x 2Q-2014): The 4% decrease in lifting cost including production taxes is attributable to the decrease in the average reference price for domestic crude oil in U.S. dollars (7%), reflecting the variation of international crude oil prices, which are bases for the calculation of production taxes.

(Jan-Sep/2014 x Jan-Sep/2013): The 2% decrease in lifting cost including production taxes in Jan-Sep/2014 when compared to Jan-Sep/2013 is attributable to lower average reference price for domestic crude oil in U.S. dollars (2%), which reflects the variation of international crude oil prices, which are bases for the calculation of production taxes.

(*) Not reviewed by independent auditor.

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FINANCIAL HIGHLIGHTS

REFINING, TRANSPORTATION AND MARKETING

					Jan-Sep
3Q-2014	2Q-2014	3Q14 X 2Q14 (%)	3Q-2013		2014	2013	2014 x 2013 (%)
(5,180)	(3,883)	(33)	(5,508)	Net Income	(13,871)	(12,266)	(13)

(3Q-2014 x 2Q-2014): The increased loss was mainly due to the write-down of Premium I and Premium II refineries, generated by the interruption of those projects, partially offset by lower crude oil and oil product acquisition/transfer costs generated by decreased international prices and by higher oil product production (1%).

(Jan-Sep/2014 x Jan-Sep/2013): The increased loss was mainly due to the write-down of Premium I and Premium II refineries, generated by the interruption of those projects, and also to the increase in crude oil acquisition/transfer costs (attributable to the foreign currency depreciation) and to the impact of our Voluntary Separation Incentive Plan (PIDV). These effects were partially offset by higher average oil product prices (9%), attributable to higher diesel and gasoline prices in the domestic market (driven by price increases made throughout 2013), and to a higher oil product production (2%) that partially met the increased demand.

					Jan-Sep
3Q-2014	2Q-2014	3Q14 X 2Q14 (%)	3Q-2013	Imports and Exports of Crude Oil and Oil Products (Mbbl/d) (*)	2014	2013	2014 x 2013 (%)

303	534	(43)	334	Crude oil imports	399	421	(5)
410	407	1	493	Oil product imports	414	377	10
713	941	(24)	827	Imports of crude oil and oil products	813	798	2
323	138	134	206	Crude oil exports [6]	219	195	12
168	170	(1)	196	Oil product exports	170	195	(13)
491	308	59	402	Exports of crude oil and oil products	389	390	−
(222)	(633)	65	(425)	Exports (imports) net of crude oil and oil products	(424)	(408)	(4)
5	1	−	−	Other exports	3	2	50

(3Q-2014 x 2Q-2014): Crude oil exports were higher, due to an increase in crude oil production and to the realization of exports that were in transit on June 30.

The decrease in crude oil imports is attributable to the higher volume imported in the 2Q-2014 when occurred economic indications of trading opportunities.

(Jan-Sep/2014 x Jan-Sep/2013): Crude oil exports and refining throughput were higher, resulting from an increase in crude oil production, which helped reduce crude oil imports.

Oil product imports were higher and oil product exports were lower in Jan-Sep/2014 when compared to Jan-Sep/2013 to meet an increase in domestic demand.

(*)Not reviewed by independent auditor.

6 Include crude oil exports volumes of Refining, Transportation and Marketing and Exploration & Production segments.

9

FINANCIAL HIGHLIGHTS

					Jan-Sep
3Q-2014	2Q-2014	3Q14 X 2Q14 (%)	3Q-2013	Refining Operations (Mbbl/d) (*)	2014	2013	2014 x 2013 (%)

2,204	2,180	1	2,128	Output of oil products	2,170	2,131	2
2,102	2,102	−	2,102	Reference feedstock [7]	2,102	2,102	−
100	98	2	96	Refining plants utilization factor (%) [8]	98	97	1
2,094	2,064	1	2,027	Feedstock processed (excluding NGL) - Brazil [9]	2,059	2,041	1
2,138	2,101	2	2,072	Feedstock processed - Brazil [10]	2,099	2,086	1
80	82	(2)	82	Domestic crude oil as % of total feedstock processed	82	81	1

(3Q-2014 x 2Q-2014): Daily feedstock processed increased by 2% due to lower stoppage activities in the 3Q-2014.

(Jan-Sep/2014 x Jan-Sep/2013): Daily feedstock processed was 1% higher in Jan-Sep/2014 when compared to Jan-Sep/2013, resulting from a sustainable improvement of the performance of our refineries. The 2% increase in our output of oil products is attributable to the conversion of intermediate products.

					Jan-Sep
3Q-2014	2Q-2014	3Q14 X 2Q14 (%)	3Q-2013	Refining Cost - Brazil (*)	2014	2013	2014 x 2013 (%)

3.17	2.94	8	3.26	Refining cost (U.S.$/barrel)	2.96	3.16	(6)

7.33	6.56	12	7.45	Refining cost (R$/barrel)	6.80	6.69	2

(3Q-2014 x 2Q-2014): Refining cost, in US$/barrel, increased by 8%. Refining cost, in R$/barrel, increased by 12% due to higher employee compensation costs arising from the 2014 Collective Bargaining Agreement, partially offset by increased feedstock processed.

(Jan-Sep/2014 x Jan-Sep/2013): Refining cost, in US$/barrel, decreased by 6%. Refining cost, in R$/barrel, increased by 2%, mainly resulting from higher maintenance and repair costs and from higher employee compensation costs arising from the 2013 and 2014 Collective Bargaining Agreements.

(*)Not reviewed by independent auditor.

7 Reference feedstock or Installed capacity of primary processing considers the maximum sustainable feedstock processing reached at the distillation units, respecting the project limits of equipments and the safety, environment and product quality requirements. It is lower than the authorized capacity set by ANP (including temporary authorizations) and by environmental institutions.

8  Refining plants utilization factor is the relation between the feedstock processed (excluding NGL) and the reference feedstock.

9  Feedstock processed (excluding NGL) – Brazil is the volume of crude oil processed, factored into the calculation of the Refining Plants Utilization Factor.

10  Feedstock processed – Brazil includes crude oil and NGL processing.

10

FINANCIAL HIGHLIGHTS

GAS & POWER

					Jan-Sep
3Q-2014	2Q-2014	3Q14 X 2Q14 (%)	3Q-2013		2014	2013	2014 x 2013 (%)
(271)	702	(139)	(193)	Net Income	946	1,262	(25)

(3Q-2014 x 2Q-2014): The net loss resulted from the impact of an agreement as to the performance of the Bolivian natural gas import contract (R$ 996 million) and from the decrease of the margins at the regulated contracting environment of electricity (auction), partially offset by lower LNG import costs (due to increased share of domestic natural gas) and by higher electricity generation.

(Jan-Sep/2014 x Jan-Sep/2013): Net income was lower resulting from higher LNG and natural gas import costs to meet thermoelectric demand, from the impact of an agreement as to the performance of the Bolivian natural gas import contract and from the effects of our Voluntary Separation Incentive Plan (PIDV). These effects were partially offset by higher average electricity prices, due to lower water reservoir levels of hydroelectric power plants in Brazil and higher differences settlement price, and to a R$ 646 million gain on the disposal of 100% of our interest in Brasil PCH S.A.

					Jan-Sep
3Q-2014	2Q-2014	3Q14 X 2Q14 (%)	3Q-2013	Physical and Financial Indicators (*)	2014	2013	2014 x 2013 (%)

1,196	1,157	3	1,873	Electricity sales (Free Contracting Environment - ACL) - average MW	1,201	2,026	(41)
2,671	2,453	9	1,798	Electricity sales (Regulated contracting environment - ACR) - average MW	2,341	1,798	30
4,789	4,690	2	3,483	Generation of electricity - average MW	4,534	4,359	4
671	649	3	180	Differences settlement price - R$/MWh [11]	657	252	161
116	150	(23)	84	Imports of LNG (Mbbl/d)	128	102	25
210	205	2	197	Imports of natural gas (Mbbl/d)	206	197	5

(3Q-2014 x 2Q-2014): Electricity sales volumes were 3% higher on the Free Contracting Environment – ACL due to seasonal long-term agreements and to higher sales volumes in short-term period.

Electricity sales volumes were 9% higher on the Regulated Contracting Environment – ACR due to the A0/2014 sale auction of 574 average MW in force as from May 2014 which totally impacted the 3Q-2014.

The 2% increase on electricity generation is due to the monthly record in 2014 of the higher volume dispatch in August and to the decreased volume in June, generated by improved rainfall levels in the South of Brazil.

The 23% decrease on LNG imports was due to higher supply of domestic natural gas as an effect of increased production.

The 2% increase of natural gas imports from Bolivia is due to higher thermoelectric demand.

(Jan-Sep/2014 x Jan-Sep/2013): Electricity sales volumes were 41% lower in Jan-Sep/2014 when compared to Jan-Sep/2013 resulting from the shift of a portion of our available capacity (574 average MW) towards the regulated contracting environment in the domestic market (Ambiente de Contratação Regulada – ACR). The termination of our lease agreement for UTE Araucária, which reduced the availability of electricity for trading (349 average MW) and the lower demand in the spot market, attributable to higher spot prices, also reduced our sales volumes.

Electricity generation was 4% higher and spot prices increased by 161% due to lower rainfall levels in the period.

LNG imports and natural gas imports from Bolivia were 25% and 5% higher, respectively, to meet a higher thermoelectric demand.

(*)Not reviewed by independent auditor.

11 Weekly weighed prices per output level (light, medium and heavy), number of hours and submarket capacity.

11

FINANCIAL HIGHLIGHTS

BIOFUEL

					Jan-Sep
3Q-2014	2Q-2014	3Q14 X 2Q14 (%)	3Q-2013		2014	2013	2014 x 2013 (%)
(89)	(66)	(35)	(96)	Net Income	(230)	(218)	(6)

(3Q-2014 x 2Q-2014): Net losses were higher, due to an increase in the share of losses from ethanol investees, partially offset by a decrease in the share of losses from biodiesel investees.

(Jan-Sep/2014 x Jan-Sep/2013): Net losses were higher, due to the share of losses from biodiesel investees and by the impact of our voluntary separation incentive plan (PIDV), partially offset by a decrease in the share of losses from ethanol investees and lower research and development expenses.

DISTRIBUTION

					Jan-Sep
3Q-2014	2Q-2014	3Q14 X 2Q14 (%)	3Q-2013		2014	2013	2014 x 2013 (%)
(151)	472	(132)	293	Net Income	805	1,454	(45)

(3Q-2014 x 2Q-2014): The net loss in the 3Q-2014 is due to higher employee compensation costs arising from 2014 Collective Bargaining Agreement and increased sales expenses, due to the registration of allowance for doubtful accounts over receivables of Independent Energy Producers, partially offset by higher sales volumes (7%) and average margins in fuel trading (2%).

(Jan-Sep/2014 x Jan-Sep/2013): Net income was lower due to the impact of our Voluntary Separation Incentive Plan (PIDV) and to higher sales expenses, due to the registration of allowance for doubtful accounts over receivables of Independent Energy Producers, partially offset by an increase in sales volumes (7%) and higher average margins in fuel trading (2%).

					Jan-Sep
3Q-2014	2Q-2014	3Q14 X 2Q14 (%)	3Q-2013		2014	2013	2014 x 2013 (%)

38.1%	37.7%	−	36.1%	Market Share	37.9%	37.5%	−

(3Q-2014 x 2Q-2014): Our market share was larger due to the higher thermoelectric generation volume in the National Interconnected Electricity System in the 3Q-2014.	(Jan-Sep/2014 x Jan-Sep/2013): Our market share was larger due to the higher thermoelectric generation volume in the National Interconnected Electricity System.

(*)Not reviewed by independent auditor.

12

FINANCIAL HIGHLIGHTS

INTERNATIONAL

					Jan-Sep
3Q-2014	2Q-2014	3Q14 X 2Q14 (%)	3Q-2013		2014	2013	2014 x 2013 (%)
(196)	393	(150)	308	Net Income	950	3,008	(68)

(3Q-2014 x 2Q-2014): The significant decrease of international crude oil prices at the end of September generated increased losses of higher inventory write-down to net realizable (market) value in the United States and Japan, resulting in net losses in the 3Q-2014. Net income in the 2Q-2014 was mainly due to gains on disposal of onshore E&P assets in Colombia and of exploration blocks in Uruguay.

(Jan-Sep/2014 x Jan-Sep/2013): Net income decreased when compared to Jan-Sep/2013, resulting from a non-recurring gain on the disposal of 50% of our assets in Africa in 2013. E&P activities in the United States reported an increase in production attributable to the start-up of new wells in Cascade and Chinook fields, which partially offset the lower income.

					Jan-Sep
3Q-2014	2Q-2014	3Q14 X 2Q14 (%)	3Q-2013	Exploration & Production-International (Mbbl/d)12(*)	2014	2013	2014 x 2013 (%)

				Consolidated international production
86	91	(5)	82	Crude oil and NGL	88	121	(27)
96	95	1	92	Natural gas	94	92	2
182	186	(2)	174	Total consolidated international production	182	213	(15)
33	31	6	34	Non-consolidated international production	32	15	113
215	217	(1)	208	Total international production	214	228	(6)

(3Q-2014 x 2Q-2014): Crude oil and NGL production decreased by 5%, mainly in the United States, due to production stoppages in Chinook field for the installation of a submarine pump, and in Cascade field for maintenance of the pump system. In addition, production was affected by the disposal of onshore areas in Colombia concluded in April 2014.

Natural gas production remained relatively flat in the period.

(Jan-Sep/2014 x Jan-Sep/2013): Crude oil and NGL production in the United States was higher due to the start-up of new wells in Cascade and Chinook fields, beginning on January 2014. Notwithstanding, consolidated crude oil and NGL production decreased by 27% in Jan-Sep/2014, resulting from the disposal of onshore areas in Colombia, concluded in April 2014 and from the disposal of the Puesto Hernandez asset in Argentina in January 2014 and of 50% of our interest in companies in Nigeria in June 2013 . Our production share in Nigerian assets (our 50% remaining interest) was accounted for as non-consolidated production.

Natural gas production was higher, mainly in Peru, due to the start-up of Kinteroni field in March 2014.

(*)Not reviewed by independent auditor.

12 Some of the countries that comprise the international production, such as Nigeria and Angola, are operating under the production-sharing model, with the production taxes charged in crude oil barrels.

13

FINANCIAL HIGHLIGHTS

					Jan-Sep
3Q-2014	2Q-2014	3Q14 X 2Q14 (%)	3Q-2013		2014	2013	2014 x 2013 (%)
8.84	8.93	(1)	9.73	Lifting Cost - International (U.S.$/barrel)	8.55	8.93	(4)

(3Q-2014 x 2Q-2014): Lifting cost remained relatively flat in the period. The lower costs in Cascade and Chinook fields in the United States offset the increased maintenance service costs in Argentina occurred after heavy rainfalls in the 2Q-2014.

(Jan-Sep/2014 x Jan-Sep/2013): International lifting cost was 4% lower in Jan-Sep/2014, mainly in Argentina, resulting from the depreciation of the Argentine Peso against the U.S. dollar and from the disposal of our Puesto Hernández asset, which had higher-than-average production costs when compared to other assets in the international segment.

					Jan-Sep
3Q-2014	2Q-2014	3Q14 X 2Q14 (%)	3Q-2013	Refining Operations - International (Mbbl/d) (*)	2014	2013	2014 x 2013 (%)

162	178	(9)	149	Total feedstock processed [13]	168	167	1
175	193	(9)	161	Output of oil products	181	182	(1)
230	230	−	231	Reference feedstock [14]	230	231	−
68	75	(7)	61	Refining plants utilization factor (%) [15]	71	68	3

(3Q-2014 x 2Q-2014): Feedstock processed was 9% lower, along with a decrease in the output of oil products and in the capacity utilization mainly attributable to the scheduled stoppage of 37 days in processing units of Argentine refinery in the 3Q-2014. The feedstock processed decreased in Japan due to lower fuel oil demand, and maintenance stoppages took place in the United States at the catalytic cracking unit in July and September.

(Jan-Sep/2014 x Jan-Sep/2013): Our total feedstock processed was 1% higher, resulting from an increase in light oil processing availability in the U.S. for local crude oil, partially offset by a scheduled stoppage in our Argentine refinery in the 3Q-2014.

					Jan-Sep
3Q-2014	2Q-2014	3Q14 X 2Q14 (%)	3Q-2013		2014	2013	2014 x 2013 (%)
4.02	3.76	7	4.26	Refining Cost - International (U.S.$/barrel)	3.81	3.92	(3)

(3Q-2014 x 2Q-2014): Refining cost per unit increased by 7% mainly due to higher costs with effluent water treatment at the refining process in the United States.

(Jan-Sep/2014 x Jan-Sep/2013): International refining cost per unit was 3% lower in Jan-Sep/2014 when compared to Jan-Sep/2013 due to a decrease in the cost of catalyzers in the United States and to a lower refining cost in Argentina, when expressed in U.S. dollars, attributable to the depreciation of the Argentine Peso against the U.S. dollar. Higher refining costs in Japan, resulting from an increase in maintenance expenses, partially offset these effects.

(*)Not reviewed by independent auditor.

13 Total feedstock processed is the crude oil processed abroad at the atmospheric distillation plants, plus the intermediate products acquired from third parties and used as feedstock in other refining units.

14 Reference feedstock is the maximum sustainable crude oil feedstock reached at distillation plants.

15 Refining Plants Utilization Factor is the relation between the crude oil processed at the distillation plant and the reference feedstock.

14

FINANCIAL HIGHLIGHTS

Sales Volumes – (Mbbl/d) (*)

					Jan-Sep
3Q-2014	2Q-2014	3Q14 X 2Q14 (%)	3Q-2013		2014	2013	2014 x 2013 (%)

1,049	999	5	1,031	Diesel	998	977	2
616	619	−	587	Gasoline	612	583	5
126	114	11	71	Fuel oil	117	97	21
160	162	(1)	172	Naphtha	167	174	(4)
247	237	4	243	LPG	235	230	2
110	108	2	108	Jet fuel	110	105	5
225	204	10	210	Others	210	203	3
2,533	2,443	4	2,422	Total oil products	2,449	2,369	3
98	88	11	95	Ethanol, nitrogen fertilizers, renewables and other products	94	86	9
449	451	−	392	Natural gas	442	415	7
3,080	2,982	3	2,909	Total domestic market	2,985	2,870	4
496	309	61	402	Exports	392	392	−
567	598	(5)	505	International sales	574	498	15
1,063	907	17	907	Total international market	966	890	9
4,143	3,889	7	3,816	Total	3,951	3,760	5

(3Q-2014 x 2Q-2014): Our domestic sales volumes increased by 3% when compared to the 2Q-2014, primarily due to:

•         Diesel (a 5% increase) – due to seasonal demand generated by summer agricultural activity and by industrial operations, as well as higher comsumption of thermoelectric plants;

•         Fuel oil (a 11% increase) – due to a higher thermoelectric demand; and

•         LPG (a 4% increase) – due to the lower average temperatures and higher economic activity.

(Jan-Sep/2014 x Jan-Sep/2013): Our domestic sales volumes increased by 4% in Jan-Sep/2014 compared to Jan-Sep/2013, primarily due to:

•         Diesel (a 2% increase) – higher consumption in infrastructure construction projects and an increase in the Brazilian diesel-moved light vehicle fleet (van, pick-ups and SUV);

•         Gasoline (a 5% increase) – an increase in the automotive fleet attributable to the higher competitive advantage of gasoline prices relatively to ethanol in most Brazilian states and to a higher household consumption. An increase in the anhydrous ethanol mandatory content in Type C gasoline (from 20% to 25%) partially offset these effects; and

•         Fuel oil (a 21% increase) – due to higher supply for thermoelectric plants in several Brazilian states.

(*)Not reviewed by independent auditor.

15

FINANCIAL HIGHLIGHTS

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Statement of Cash Flows Data – Summary 16

R$ million
				Jan-Sep
3Q-2014	2Q-2014	3Q-2013		2014	2013

66,363	78,478	72,761	Adjusted cash and cash equivalents at the beginning of period [17]	46,257	48,497
(8,223)	(10,011)	(21,511)	Government securities at the beginning of period	(9,085)	(20,869)
58,140	68,467	51,250	Cash and cash equivalents at the beginning of period [16]	37,172	27,628
23,567	14,299	14,358	Net cash provided by operating activities	47,281	45,434
(19,318)	(16,924)	(19,590)	Net cash used in investing activities	(56,435)	(58,254)
(20,129)	(19,141)	(24,348)	Capital expenditures and investments in operating segments	(59,606)	(65,929)
302	185	1,194	Proceeds from disposal of assets (divestment)	1,356	4,386
509	2,032	3,564	Investments in marketable securities	1,815	3,289
4,249	(2,625)	(5,232)	(=) Net cash flow	(9,154)	(12,820)
(4,998)	2,294	(3,791)	Net financings	41,297	28,623
5,022	10,119	9,692	Proceeds from long-term financing	69,048	70,841
(10,020)	(7,825)	(13,483)	Repayments	(27,751)	(42,218)
(18)	(8,731)	(2,904)	Dividends paid to shareholders	(8,749)	(5,774)
(57)	110	(1)	Acquisition of non-controlling interest	(56)	(200)
5,093	(1,375)	28	Effect of exchange rate changes on cash and cash equivalents	1,899	1,893
62,409	58,140	39,350	Cash and cash equivalents at the end of period [16]	62,409	39,350
7,850	8,223	18,529	Government securities at the end of period	7,850	18,529
70,259	66,363	57,879	Adjusted cash and cash equivalents at the end of period [17]	70,259	57,879

As of September 30, 2014, we had a balance of cash and cash equivalents of R$ 62,409 million, a 59% increase when compared to December 31, 2013 (R$ 39,350 million). Our balance of adjusted cash and cash equivalents17 increased by 52% from R$ 46,257 million as of December 31, 2013 to R$ 70,259 million as of September 30, 2014.

Our principal uses of funds in Jan-Sep/2014 were for capital expenditures (R$ 59,606 million) and payment of dividends (R$ 8,749 million). We met these requirements with cash provided by operating activities of R$ 47,281 million and net long-term financing of R$ 41,297 million. Adjusted cash and cash equivalents were R$ 24,002 million higher as of September 30, 2014, when compared to December 31, 2013.

Net cash provided by operating activities in Jan-Sep/2014 increased by 4% in Jap-Sep/2014 when compared to Jan-Sep/2013, resulting from an increase in gross profit and an increase in tax credits recovery (PIS/COFINS), partially offset by an increase in our working capital needs attributable to higher balance of trade receivables (R$ 5,174 million), higher than the decreased balance of inventories (R$ 4,765 million).

Capital expenditures and investments were 10% lower in Jan-Sep/2014 (R$ 59,606 million) when compared to Jan-Sep/2013 (R$ 65,929 million), mainly due to a decrease in RTM (R$ 7,364 million), partially offset by an increase in E&P of R$ 2,136 million. Proceeds from disposal of assets were R$ 3,030 million lower, resulting from the non-recurring effects of the disposal of 50% of our assets in Africa, assets in Colombia, disposal of the Coulomb field in the United States and of Gila field in Mexican Gulf in 2013. The disposal of Brasil PCH, Transierra and UTE Norte Fluminense in 2014 partially offset the decrease.

Proceeds from long-term financing, net of repayments, totaled R$ 41,297 million in Jan-Sep/2014, an R$ 12,674 million increase when compared to Jan-Sep/2013. The principal sources of long-term financing were the issuance of notes for a total of US$ 5.1 billion in the European capital market in January 2014 and US$ 8.5 billion in the North-American capital market in March 2014, as well as long-term funding obtained from the domestic and international banking markets.

16 For more details, see the Consolidated Statement of Cash Flows Data.

17 Our adjusted cash and cash equivalents include government bonds with maturities of more than 90 days. This measure is not computed in accordance with International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements.

16

FINANCIAL HIGHLIGHTS

Capital expenditures and investments

	R$ million
	Jan-Sep
	2014	%	2013	%	Δ%

Exploration & Production	40,866	65	38,277	55	7
Refining, Transportation and Marketing	13,801	22	22,043	32	(37)
Gas & Power	4,136	7	3,959	6	4
International	2,249	4	3,491	5	(36)
Exploration & Production	1,969	88	3,241	93	(39)
Refining, Transportation and Marketing	214	10	174	5	23
Gas & Power	19	1	7	−	171
Distribution	39	2	58	2	(33)
Other	8	−	11	−	(27)
Distribution	708	1	678	1	4
Biofuel	24	−	62	−	(61)
Corporate	759	1	753	1	1
Total capital expenditures and investments	62,543	100	69,263	100	(10)

 Pursuant to its strategic objectives, the Company operates through joint ventures in Brazil and abroad, as a concessionaire of oil and gas exploration, development and production rights.

In Jan-Sep/2014, we invested R$ 62,543 million, primarily aiming at increasing production.

17

FINANCIAL HIGHLIGHTS

Consolidated debt

	R$ million

	09.30.2014	12.31.2013	Δ%

Current debt [18]	28,243	18,782	50
Non-current debt [19]	303,461	249,038	22
Total	331,704	267,820	24
Cash and cash equivalents	62,409	37,172	68
Government securities (maturity of more than 90 days)	7,850	9,085	(14)
Adjusted cash and cash equivalents	70,259	46,257	52
Net debt [20]	261,445	221,563	18
Net debt/(net debt+shareholders' equity)	43%	39%	4
Total net liabilities [21]	754,793	706,710	7
Capital structure
(Net third parties capital / total net liabilities)	54%	51%	3
Net debt/Adjusted EBITDA ratio	4.63	3.52	32

	U.S.$ million

	09.30.2014	12.31.2013	Δ%

Current debt [18]	11,523	8,017	44
Non-current debt [19]	123,811	106,308	16
Total	135,334	114,325	18
Net debt [20]	106,668	94,579	13

	R$ million

	09.30.2014	12.31.2013	Δ%

Summarized information on financing
Floating rate debt	169,554	138,463	22
Fixed rate debt	161,947	129,148	25
Total	331,501	267,611	24

Reais	63,087	53,465	18
US Dollars	233,616	191,572	22
Euro	24,599	14,987	64
Other currencies	10,199	7,587	34
Total	331,501	267,611	24

2014	13,293	18,744	(29)
2015	19,390	17,017	14
2016	31,421	29,731	6
2017	29,792	20,331	47
2018	45,017	37,598	20
2019 and thereafter	192,588	144,190	34
Total	331,501	267,611	24

Consolidated net debt in Reais increased by 18% when compared to December 31, 2013 as a result of long-term financing and of the 4.6% impact from the depreciation of the Real against the U.S. dollar.

18 Includes Capital lease obligations (R$ 39 million on September 30, 2014 and R$ 38 million on December 31, 2013).

19 Includes Capital lease obligations (R$ 164 million on September 30, 2014 and R$ 171 million on December 31, 2013).

20 Our net debt is not computed in accordance with International Standards -IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements.

21 Total liabilities net of adjusted cash and cash equivalents.

18

FINANCIAL HIGHLIGHTS

FINANCIAL STATEMENTS

Income Statement - Consolidated 22

R$ million
				Jan-Sep
3Q-2014	2Q-2014	3Q-2013		2014	2013

88,377	82,298	77,700	Sales revenues	252,220	223,862
(67,312)	(63,283)	(61,115)	Cost of sales	(192,686)	(169,713)
21,065	19,015	16,585	Gross profit	59,534	54,149
(4,306)	(2,772)	(2,862)	Selling expenses	(9,803)	(7,709)
(2,707)	(2,580)	(2,803)	General and administrative expenses	(7,847)	(7,863)
(2,314)	(1,803)	(2,214)	Exploration costs	(5,642)	(4,702)
(665)	(601)	(590)	Research and development expenses	(1,858)	(1,858)
(552)	(313)	(219)	Other taxes	(1,192)	(691)
(5,937)	(2,098)	(2,174)	Other expenses, net	(12,183)	(3,999)
(16,481)	(10,167)	(10,862)		(38,525)	(26,822)
4,584	8,848	5,723	Net income before financial results, share of earnings in equity-accounted investments, profit sharing and income taxes	21,009	27,327
1,174	758	1,205	Finance income	2,974	3,086
(2,282)	(2,243)	(1,240)	Finance expense	(6,373)	(3,719)
136	545	(985)	Foreign exchange and inflation indexation charges	1,313	(2,548)
(972)	(940)	(1,020)	Net finance income (expense)	(2,086)	(3,181)
198	271	493	Share of earnings in equity-accounted investments	991	1,039
(191)	(312)	(229)	Profit-sharing	(839)	(877)
3,619	7,867	4,967	Net income before income taxes	19,075	24,308
(1,132)	(2,676)	(1,425)	Income taxes	(5,611)	(7,252)
2,487	5,191	3,542	Net income	13,464	17,056
			Net income attributable to:
3,087	4,959	3,395	Shareholders of Petrobras	13,439	17,289
(600)	232	147	Non-controlling interests	25	(233)
2,487	5,191	3,542		13,464	17,056

22 As from the 1Q-2014, a line item for profit sharing benefits has been disclosed, as it is done for our annual consolidated financial statements. The amounts for 2013 were reclassified for comparison purposes.

19

FINANCIAL HIGHLIGHTS

Statement of Financial Position – Consolidated

ASSETS	R$ million

	09.30.2014	12.31.2013

Current assets	143,571	123,351
Cash and cash equivalents	62,409	37,172
Marketable securities	7,889	9,101
Trade and other receivables, net	21,552	22,652
Inventories	32,437	33,324
Recoverable taxes	8,616	11,646
Assets classified as held for sale	5,052	5,638
Other current assets	5,616	3,818

Non-current assets	681,481	629,616
Long-term receivables	50,739	44,000
Trade and other receivables, net	15,132	10,616
Marketable securities	294	307
Judicial deposits	6,740	5,866
Deferred taxes	2,423	2,647
Other tax assets	11,400	12,603
Advances to suppliers	7,524	7,566
Other non-current assets	7,226	4,395
Investments	15,537	15,615
Property, plant and equipment	597,432	533,880
Intangible assets	17,773	36,121
Total assets	825,052	752,967

LIABILITIES	R$ million

	09.30.2014	12.31.2013

Current liabilities	84,535	82,525
Trade payables	27,658	27,922
Current debt	28,243	18,782
Taxes payable	12,736	11,597
Dividends payable	−	9,301
Employee compensation (payroll, profit-sharing and related charges)	7,995	4,806
Pension and medical benefits	2,198	1,912
Liabilities associated with assets classified as held for sale	591	2,514
Other current liabilities	5,114	5,691
Non-current liabilities	389,659	321,108
Non-current debt	303,461	249,038
Deferred taxes	22,945	23,206
Pension and medical benefits	40,986	27,541
Provision for decommissioning costs	15,996	16,709
Provisions for legal proceedings	3,978	2,918
Other non-current liabilities	2,293	1,696
Shareholders' equity	350,858	349,334
Share capital	205,432	205,411
Profit reserves and others	144,355	142,529
Non-controlling interests	1,071	1,394
Total liabilities and shareholders' equity	825,052	752,967

20

FINANCIAL HIGHLIGHTS

Statement of Cash Flows Data – Consolidated

R$ million

				Jan-Sep
3Q-2014	2Q-2014	3Q-2013		2014	2013

3,087	4,959	3,395	Net income attributable to the shareholders of Petrobras	13,439	17,289
20,480	9,340	10,963	(+) Adjustments for:	33,842	28,145
7,036	7,710	7,597	Depreciation, depletion and amortization	21,869	20,963
2,611	1,479	2,027	Foreign exchange and inflation indexation and finance charges	5,507	4,391
(600)	232	147	Non-controlling interests	25	(233)
(198)	(271)	(493)	Share of earnings in equity-accounted investments	(991)	(1,039)
3,197	271	(343)	(Gains) / losses on disposal / write-offs of non-current assets	2,884	(1,743)
922	1,614	461	Deferred income taxes, net	3,218	3,666
1,710	1,495	1,684	Exploration expenditures writen-off	4,262	2,915
931	197	366	Impairment	1,404	837
909	1,211	1,360	Pension and medical benefits (actuarial expense)	3,161	4,135
4,949	(2,290)	(3,164)	Inventories	189	(4,801)
(1,415)	(641)	(188)	Trade and other receivables, net	(4,605)	590
(1,307)	644	849	Trade payables	(1,150)	774
(415)	(566)	(347)	Pension and medical benefits	(1,316)	(1,134)
1,699	(732)	(401)	Taxes payable	(307)	(2,895)
451	(1,013)	1,408	Other assets and liabilities	(308)	1,719
23,567	14,299	14,358	(=) Net cash provided by (used in) operating activities	47,281	45,434
(19,318)	(16,924)	(19,590)	(-) Net cash provided by (used in) investing activities	(56,435)	(58,254)
(20,129)	(19,141)	(24,348)	Capital expenditures and investments in operating segments	(59,606)	(65,929)
302	185	1,194	Proceeds from disposal of assets (divestment)	1,356	4,386
509	2,032	3,564	Investments in marketable securities	1,815	3,289
4,249	(2,625)	(5,232)	(=) Net cash flow	(9,154)	(12,820)
(5,073)	(6,327)	(6,696)	(-) Net cash provided by (used in) financing activities	32,492	22,649
5,022	10,119	9,692	Proceeds from long-term financing	69,048	70,841
(6,226)	(4,933)	(9,474)	Repayment of principal	(17,294)	(33,288)
(3,794)	(2,892)	(4,009)	Repayment of interest	(10,457)	(8,930)
(18)	(8,731)	(2,904)	Dividends paid to shareholders	(8,749)	(5,774)
(57)	110	(1)	Acquisition of non-controlling interest	(56)	(200)
5,093	(1,375)	28	Effect of exchange rate changes on cash and cash equivalents	1,899	1,893
4,269	(10,327)	(11,900)	(=) Net increase (decrease) in cash and cash equivalents in the period	25,237	11,722
58,140	68,467	51,250	Cash and cash equivalents at the beginning of period	37,172	27,628
62,409	58,140	39,350	Cash and cash equivalents at the end of period	62,409	39,350

21

FINANCIAL HIGHLIGHTS

SEGMENT INFORMATION 23

Consolidated Income Statement by Segment – Jan-Sep/2014

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Sales revenues	118,625	198,227	30,491	436	72,806	25,175	−	(193,540)	252,220
Intersegments	117,882	69,212	2,706	380	2,013	1,347	−	(193,540)	−
Third parties	743	129,015	27,785	56	70,793	23,828	−	−	252,220
Cost of sales	(60,637)	(208,961)	(26,825)	(496)	(66,866)	(22,162)	−	193,261	(192,686)
Gross profit	57,988	(10,734)	3,666	(60)	5,940	3,013	−	(279)	59,534
Expenses	(9,904)	(10,559)	(2,715)	(144)	(4,651)	(1,902)	(9,041)	391	(38,525)
Selling, general and administrative expenses	(633)	(5,246)	(2,463)	(82)	(4,329)	(1,349)	(3,942)	394	(17,650)
Exploration costs	(5,377)	−	−	−	−	(265)	−	−	(5,642)
Research and development expenses	(946)	(315)	(144)	(22)	(2)	(3)	(426)	−	(1,858)
Other taxes	(76)	(162)	(195)	(1)	(21)	(176)	(561)	−	(1,192)
Other expenses, net	(2,872)	(4,836)	87	(39)	(299)	(109)	(4,112)	(3)	(12,183)
Net income before financial results, share of earnings in equity-accounted investments, profit sharing and income taxes	48,084	(21,293)	951	(204)	1,289	1,111	(9,041)	112	21,009
Net finance income (expense)	−	−	−	−	−	−	(2,086)	−	(2,086)
Share of earnings in equity-accounted investments	(6)	316	368	(96)	(1)	404	6	−	991
Profit-sharing	(241)	(222)	(34)	−	(67)	(15)	(260)	−	(839)
Net income before income taxes	47,837	(21,199)	1,285	(300)	1,221	1,500	(11,381)	112	19,075
Income taxes	(16,267)	7,315	(312)	70	(416)	(393)	4,429	(37)	(5,611)
Net income	31,570	(13,884)	973	(230)	805	1,107	(6,952)	75	13,464
Net income attributable to:									−
Shareholders of Petrobras	31,578	(13,871)	946	(230)	805	950	(6,814)	75	13,439
Non-controlling interests	(8)	(13)	27	−	−	157	(138)	−	25
	31,570	(13,884)	973	(230)	805	1,107	(6,952)	75	13,464

Consolidated Income Statement by Segment – Jan-Sep/2013

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Sales revenues	107,450	176,309	23,160	655	63,245	25,926	−	(172,883)	223,862
Intersegments	105,746	59,214	1,920	549	1,618	3,836	−	(172,883)	−
Third parties	1,704	117,095	21,240	106	61,627	22,090	−	−	223,862
Cost of sales	(53,856)	(188,674)	(19,655)	(752)	(57,811)	(21,781)	−	172,816	(169,713)
Gross profit	53,594	(12,365)	3,505	(97)	5,434	4,145	−	(67)	54,149
Expenses	(7,024)	(6,264)	(1,829)	(174)	(3,178)	(518)	(8,102)	267	(26,822)
Selling, general and administrative expenses	(679)	(5,015)	(1,706)	(86)	(3,174)	(1,357)	(3,808)	253	(15,572)
Exploration costs	(4,440)	−	−	−	−	(262)	−	−	(4,702)
Research and development expenses	(925)	(344)	(88)	(42)	(2)	(5)	(452)	−	(1,858)
Other taxes	(71)	(112)	(129)	(2)	(23)	(216)	(138)	−	(691)
Other expenses, net	(909)	(793)	94	(44)	21	1,322	(3,704)	14	(3,999)
Net income before financial results, share of earnings in equity-accounted investments, profit sharing and income taxes	46,570	(18,629)	1,676	(271)	2,256	3,627	(8,102)	200	27,327
Net finance income (expense)	−	−	−	−	−	−	(3,181)	−	(3,181)
Share of earnings in equity-accounted investments	5	180	276	(39)	(1)	623	(5)	−	1,039
Profit-sharing	(311)	(229)	(39)	−	(53)	(22)	(223)	−	(877)
Net income before income taxes	46,264	(18,678)	1,913	(310)	2,202	4,228	(11,511)	200	24,308
Income taxes	(15,728)	6,412	(557)	92	(748)	(1,108)	4,454	(69)	(7,252)
Net income	30,536	(12,266)	1,356	(218)	1,454	3,120	(7,057)	131	17,056
Net income attributable to:									−
Shareholders of Petrobras	30,480	(12,266)	1,262	(218)	1,454	3,008	(6,562)	131	17,289
Non-controlling interests	56	−	94	−	−	112	(495)	−	(233)
	30,536	(12,266)	1,356	(218)	1,454	3,120	(7,057)	131	17,056

23 As from 2014, accountability for and management of Liquigás Distribuidora S/A (a subsidiary) were attributed to the RTM segment. Amounts previously reported for 2013 were restated for comparability purposes and the results previously attributable to the Distribution segment are now presented under the RTM segment, pursuant to the management and accountability premise adopted for the financial statements by business segment.

22

FINANCIAL HIGHLIGHTS

Other Expenses by Segment – Jan-Sep/2014

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Voluntary separation incentive program	(995)	(494)	(151)	(11)	(159)	(24)	(621)	−	(2,455)
Gains / (losses) on disposal/write-offs of assets	(509)	(3,015)	771	(1)	28	440	(105)	−	(2,391)
Unscheduled stoppages and pre-operating expenses	(1,534)	(45)	(164)	−	−	(35)	(29)	−	(1,807)
Pension and medical benefits (retired employees)	−	−	−	−	−	−	(1,509)	−	(1,509)
Institutional relations and cultural projects	(83)	(52)	(8)	−	(130)	(14)	(1,050)	−	(1,337)
Inventory write-down to net realizable value (market value)	(5)	(689)	(16)	(27)	−	(375)	−	−	(1,112)
Expenses related to collective bargaining agreement	(397)	(226)	(44)	−	(58)	(11)	(254)	−	(990)
E&P areas returned and cancelled projects	(493)	−	−	−	−	−	−	−	(493)
Reversion/Loss on recoverable amount of assets - impairment	−	−	(306)	−	−	15	−	−	(291)
Expenditures on health, safety and environment	(51)	(51)	(16)	−	−	(7)	(130)	−	(255)
(Losses)/gains on legal, administrative and arbitral proceedings	361	(138)	(24)	(1)	(91)	(32)	(250)	−	(175)
Government Grants	19	57	24	−	−	−	17	−	117
(Expenditures)/reimbursements from operations in E&P partnerships	542	−	−	−	−	−	−	−	542
Others	273	(183)	21	1	111	(66)	(181)	(3)	(27)
	(2,872)	(4,836)	87	(39)	(299)	(109)	(4,112)	(3)	(12,183)

 Other Expenses by Segment – Jan-Sep/2013

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Gains / (losses) on disposal/write-offs of assets	113	(98)	(4)	−	40	1,697	(5)	−	1,743
Unscheduled stoppages and pre-operating expenses	(779)	(47)	(177)	−	−	(53)	(27)	−	(1,083)
Pension and medical benefits (retired employees)	−	−	−	−	−	−	(1,438)	−	(1,438)
Institutional relations and cultural projects	(199)	(58)	(9)	−	(66)	(20)	(840)	−	(1,192)
Expenses related to collective bargaining agreement	(359)	(178)	(33)	−	(50)	(11)	(242)	−	(873)
Inventory write-down to net realizable value (market value)	(7)	(275)	(8)	(55)	−	(492)	−	−	(837)
(Losses)/gains on legal, administrative and arbitral proceedings	(68)	(103)	(9)	−	(64)	(26)	(859)	−	(1,129)
Expenditures on health, safety and environment	(51)	(139)	(9)	−	−	(26)	(163)	−	(388)
(Expenditures)/reimbursements from operations in E&P partnerships	404	−	−	−	−	(3)	−	−	401
Government Grants	29	53	37	−	−	84	1	−	204
Reversion/Loss on recoverable amount of assets - impairment	−	−	−	−	−	−	−	−	−
Others	8	52	306	11	161	172	(131)	14	593
	(909)	(793)	94	(44)	21	1,322	(3,704)	14	(3,999)

Consolidated Assets by Segment – 09.30.2014

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Total assets	392,277	226,054	71,638	2,748	23,009	40,942	83,313	(14,929)	825,052

Current assets	16,527	42,709	12,818	172	9,461	10,374	63,777	(12,267)	143,571
Non-current assets	375,750	183,345	58,820	2,576	13,548	30,568	19,536	(2,662)	681,481
Long-term receivables	17,047	10,061	3,964	7	6,974	4,418	10,761	(2,493)	50,739
Investments	376	5,365	1,418	2,030	38	5,983	327	−	15,537
Property, plant and equipment	344,472	167,593	52,582	539	5,856	18,828	7,731	(169)	597,432
Operating assets	250,625	96,772	41,477	492	4,469	10,682	5,775	(169)	410,123
Assets under construction	93,847	70,821	11,105	47	1,387	8,146	1,956	−	187,309
Intangible assets	13,855	326	856	−	680	1,339	717	−	17,773

 Consolidated Assets by Segment – 12.31.2013

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Total assets	357,729	216,769	64,899	2,803	16,994	42,454	66,859	(15,540)	752,967

Current assets	13,826	44,838	9,052	181	5,576	11,922	50,702	(12,746)	123,351
Non-current assets	343,903	171,931	55,847	2,622	11,418	30,532	16,157	(2,794)	629,616
Long-term receivables	14,643	10,333	4,341	5	5,222	4,655	7,422	(2,621)	44,000
Investments	219	5,429	1,755	2,097	14	5,883	218	−	15,615
Property, plant and equipment	296,846	155,835	48,919	520	5,505	18,671	7,757	(173)	533,880
Operating assets	212,914	76,452	39,118	480	3,952	8,882	5,415	(173)	347,040
Assets under construction	83,932	79,383	9,801	40	1,553	9,789	2,342	−	186,840
Intangible assets	32,195	334	832	−	677	1,323	760	−	36,121

23

FINANCIAL HIGHLIGHTS

Consolidated Adjusted EBITDA Statement by Segment – Jan-Sep/2014

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Net income (loss)	31,570	(13,884)	973	(230)	805	1,107	(6,952)	75	13,464
Net finance income (expense)	−	−	−	−	−	−	2,086	−	2,086
Income taxes	16,267	(7,315)	312	(70)	416	393	(4,429)	37	5,611
Depreciation, depletion and amortization	12,705	4,744	1,521	21	297	1,809	771	−	21,869
EBITDA	60,542	(16,455)	2,806	(279)	1,518	3,309	(8,524)	112	43,030
Share of earnings in equity-accounted investments	6	(316)	(368)	96	1	(404)	(6)	−	(991)
Impairment	−	−	306	−	−	(15)	−	−	291
Adjusted EBITDA	60,548	(16,771)	2,744	(183)	1,519	2,890	(8,530)	112	42,330

 Consolidated Adjusted EBITDA Statement by Segment – Jan-Sep/2013

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Net income (loss)	30,536	(12,266)	1,356	(218)	1,454	3,120	(7,057)	131	17,056
Net finance income (expense)	−	−	−	−	−	−	3,181	−	3,181
Income taxes	15,728	(6,412)	557	(92)	748	1,108	(4,454)	69	7,252
Depreciation, depletion and amortization	12,553	4,218	1,551	31	281	1,792	536	−	20,963
EBITDA	58,817	(14,460)	3,464	(279)	2,483	6,020	(7,794)	200	48,452
Share of earnings in equity-accounted investments	(5)	(180)	(276)	39	1	(623)	5	−	(1,039)
Impairment	−	−	−	−	−	−	−	−	−
Adjusted EBITDA	58,812	(14,640)	3,188	(240)	2,484	5,397	(7,789)	200	47,413

24

FINANCIAL HIGHLIGHTS

Consolidated Income Statement for International Segment

	R$ million
	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL
Income Statement - Jan-Sep 2014

Sales revenues	5,493	13,607	864	8,730	45	(3,564)	25,175
Intersegments	2,175	2,643	60	4	29	(3,564)	1,347
Third parties	3,318	10,964	804	8,726	16	−	23,828

Net income (loss) before financial results, share of earnings in equity-accounted investments, profit sharing and income taxes	1,247	(130)	155	264	(404)	(21)	1,111

Net income (loss) attributable to the shareholders of Petrobras	1,445	(56)	185	245	(848)	(21)	950

	R$ million
	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL
Income Statement - Jan-Sep 2013

Sales revenues	6,995	13,381	881	8,196	−	(3,527)	25,926
Intersegments	4,014	3,278	58	13	−	(3,527)	3,836
Third parties	2,981	10,103	823	8,183	−	−	22,090

Net income (loss) before financial results, share of earnings in equity-accounted investments, profit sharing and income taxes	3,843	(54)	90	161	(405)	(8)	3,627

Net income (loss) attributable to the shareholders of Petrobras	3,443	(41)	66	148	(600)	(8)	3,008

 Consolidated Assets for International Segment

	R$ million
	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets on September 30, 2014	31,520	5,618	1,154	2,435	6,167	(5,952)	40,942
Total assets on December 31, 2013	31,989	6,213	1,411	2,542	4,613	(4,314)	42,454

25

APPENDIX

1.     Effect of the average cost on the cost of sales (R$ million)

Products remain in inventory for an average of 60 days and, therefore, the changes on international crude oil and oil products prices and the effect of the exchange rate variation on imports and on production taxes do not fully impact the costs of sales for the period, fully impacting only the following period. The estimated effects on the cost of sales are set out in the table below:

R$ million

	2Q-2014	3Q-2014	Δ *
Effect of the average cost on the cost of sales	(248)	(682)	(433)

In the 3Q-2014 and in the 2Q-2014, the effect of the average cost on the cost of sales was not favorable, due to the realization of unit costs generated in periods of higher international prices, already considering the appreciation of the U.S. dollar against the Real.

* The amount in parenthesis demonstrates the negative effect on the cost of sales.

2.     Reconciliation of EBITDA

R$ million
					Jan-Sep
3Q-2014	2Q-2014	3Q14 X 2Q14 (%)	3Q-2013		2014	2013	2014 X 2013 (%)

2,487	5,191	(52)	3,542	Net income	13,464	17,056	(21)
972	940	3	1,020	Net finance income (expense)	2,086	3,181	(34)
1,132	2,676	(58)	1,425	Income taxes	5,611	7,252	(23)
7,036	7,710	(9)	7,597	Depreciation, depletion and amortization	21,869	20,963	4
11,627	16,517	(30)	13,584	EBITDA	43,030	48,452	(11)
(198)	(271)	27	(493)	Share of earnings in equity-accounted investments	(991)	(1,039)	5
306	−	-	−	Impairment	291	−	-
11,735	16,246	(28)	13,091	Adjusted EBITDA	42,330	47,413	(11)

13	20	(7)	17	Adjusted EBITDA margin (%) [24]	17	21	(4)

Our adjusted EBITDA, according to CVM Instruction 527 of October 4, 2012, is the net income before net finance income (expense), income taxes, depreciation, depletion and amortization, share of earnings in equity-accounted investments and impairment. The disclosure of the Adjusted EBITDA aims at providing additional information about our ability to pay debt, carry out investments and cover our working capital needs. Adjusted EBITDA is not an IFRS measure and may not be comparable with the same measure as reported by other companies.

24 Adjusted EBITDA margin equals Adjusted EBITDA divided by sales revenues.

26

APPENDIX

3.     Assets and Liabilities subject to Exchange Variation

The Company has assets and liabilities subject to foreign exchange variations, for which the main exposure is to the Real relative to the U.S. dollar. As from the mid-May 2013, the Company extended the use of the hedge accounting practice to hedge future exports.

This practice, which is regulated in Brazil by means of Accounting Pronouncement CPC 38 – Financial Instruments: Recognition and Measurement, allows companies to reduce impacts to their periodic results caused by exchange rate changes if they generate future cash flows in currencies other than their local currency of similar amounts but opposite directions. For Petrobras, this mechanism initially includes approximately 70% of the total net debt exposed to changes in foreign exchange rate, hedging portions of our exports for a seven-year period.

Through the extension of the hedge accounting practice, foreign exchange gains or losses from debt expressed in U.S. dollars will only affect the Company’s profit and loss when the future exports affect our income statement. Until our future exports are realized, such foreign exchange variations will be recognized in our shareholders’ equity.

The balances of assets and liabilities in foreign currency of subsidiaries outside of Brazil are not included on the exposure below when transacted in a currency equivalent to their respective functional currencies. On September 30, 2014, the Company had a net liability position regarding foreign exchange exposure hence the appreciation of the Real relative to other currencies generates an exchange variation income, while the depreciation of the Real generates an exchange variation expense.

ITEMS	R$ million

	09.30.2014	12.31.2013

Assets	29,337	16,853
Liabilities	(206,415)	(150,581)
Hedge Accounting	122,682	95,443
Total	(54,396)	(38,285)

BY CURRENCY	R$ million

	09.30.2014	12.31.2013

Real/ U.S. Dollars	(20,466)	(17,329)
Real/ Yen	−	1
Real/ Euro	(6,407)	(6,741)
Real/ Pound Sterling	(1,825)	(1,772)
U.S. Dollars/ Yen	(1,855)	(1,973)
U.S. Dollars/ Euro	(17,559)	(7,324)
U.S. Dollars/ Pound Sterling	(5,148)	(2,296)
Peso/ U.S. Dollars	(1,136)	(851)
Total	(54,396)	(38,285)

The main foreign exchange variation exposures were: Real x U.S. dollars – 4.63% depreciation of the Real; Real x Euro – 4.06% appreciation of the Real; U.S. dollars x Pounds – 1.89% appreciation of U.S. dollars; U.S. dollars x Euro – 8.31% appreciation of U.S. dollars.

27

APPENDIX

4.     Hedge Effect Cash Flow on Exports

R$ million
					Jan-Sep
3Q-2014	2Q-2014	3Q14 X 2Q14 (%)	3Q-2013		2014	2013	2014 x 2013 (%)

(11,813)	3,728	(417)	(1,437)	Total of Monetary and Exchange Variation	(3,091)	(10,982)	72
12,231	(2,883)	524	824	Deferred Exchange Variation registered in Shareholders’Equity	5,456	8,806	(38)
(282)	(300)	6	(372)	Reclassification from Shareholders’ Equity to Income Statement	(1,052)	(372)	−
136	545	(75)	(985)	Monetary and Exchange Variation, Net	1,313	(2,548)	152

5.     Trade and other receivables - Electricity Sector (Isolated Power System)

	Consolidated
	09.30.2014			12.31.2013
	Not yet due	Overdue	Total	Not yet due	Overdue	Total
Clients
Eletrobras Group	1,066	5,211	6,277	1,553	2,779	4,332
Companhia de Gás do Amazonas (CIGÁS)	−	3,078	3,078	−	1,597	1,597
Others	122	836	958	101	617	718
	1,188	9,125	10,313	1,654	4,993	6,647
(-) Provision for impairment of trade receivables	(113)	(1,251)	(1,364)	−	(34)	(34)
Total	1,075	7,874	8,949	1,654	4,959	6,613
Related parties	1,066	5,028	6,094	1,553	2,763	4,316
Third parties	9	2,846	2,855	101	2,196	2,297

As of September 30, 2014, the Company had receivables of R$ 10,313 million related to the electricity sector (R$ 6,647 million as of December 31, 2013), of which R$ 9,739 million were classified as noncurrent.

The Company supplies fuel oil and natural gas to thermoelectric power plants (subsidiaries of Eletrobras), state-owned natural gas distribution companies and independent electricity producers in the northern region of Brazil. A portion of the costs related to fuel supplied to those thermoelectric power plants is borne by funds from the Fuel Consumption Account, which is managed by Eletrobras.

Funds received from the Fuel Consumption Account by the companies of the electricity sector in the northern region of Brazil have not been sufficient to support their obligations and, therefore, some of these companies are having difficulties to pay their obligations related to products supplied by Petrobras.

The Company and subsidiaries of Eletrobras entered into a debt acknowledgement agreement on December 31, 2014, for an amount of R$ 8,601 million that will be updated based on the Selic interest rate, of which:

•         R$ 5,344 million related to fuel oil sales from BR Distribuidora (a subsidiary of Petrobras) to Amazonas Energia, Eletrobras Acre, Eletrobras Rondônia and Eletrobras Roraima; and

•         R$ 3,257 million related to natural gas sales from Petrobras to Cigás, which Cigás sold to Amazonas Energia. Cigás assigned its past due receivables from Amazonas Energia to Petrobras due to breach of contract, pursuant to the natural gas supply contract between the three companies.

The debt acknowledgement agreement relates to past due receivables as of November 30, 2014, updated based on the Selic interest rate. The amounts will be paid in 120 installments beginning in February 2015.

For other receivables of the companies that were not part of the debt acknowledgment contracts and after evaluation of Administration, was recognized the value of R$ 1,228 million as estimated losses on provision for impairment of trade receivables.

28

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Financial Statements

Not reviewed by independent auditors

As of September 30, 2014

(A free translation of the original in Portuguese)

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Índice

Statement of Financial Position		3
Statement of Income		4
Statement of Comprehensive Income		5
Statement of Cash Flows		6
Statement of Changes in Shareholders’ Equity		7
Notes to the financial statements		8
1.	The Company and its operations	8
2.	Basis of preparation of interim financial statements	8
3.	The “Lava Jato (Car Wash) Operation” and its effects on the Company	8
4.	Basis of consolidation	17
5.	Summary of significant accounting policies	17
6.	Cash and cash equivalents	17
7.	Marketable securities	18
8.	Trade and other receivables	18
9.	Inventories	20
10.	Disposal of assets and legal mergers	20
11.	Investments	23
12.	Property, plant and equipment	24
13.	Intangible assets	25
14.	Impairment	26
15.	Exploration for and evaluation of oil and gas reserves	26
16.	Trade payables	27
17.	Finance debt	28
18.	Leases	31
19.	Related party transactions	32
20.	Provision for decommissioning costs	33
21.	Taxes	33
22.	Employee benefits	37
23.	Shareholders’ equity	41
24.	Sales revenues	41
25.	Other expenses, net	42
26.	Costs and Expenses by nature	42
27.	Net finance income (expense), net	43
28.	Supplemental information on statement of cash flows	43
29.	Segment information	44
30.	Provisions for legal proceedings, contingent liabilities and contingent assets	48
31.	Natural Gas Purchase Commitments	52
32.	Collateral in connection with concession agreements for petroleum exploration	53
33.	Risk management	53
34.	Fair value of financial assets and liabilities	57
35.	Subsequent events	58
36.	Correlation between the notes disclosed in the complete annual financial statements as of
December 31, 2013 and the interim statements as of September 30, 2014		59
Supplementary information		60

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Statement of Financial Position

(In R$ million, unless otherwise indicated)

		Consolidated				Consolidated
Assets	Note	09.30.2014	12.31.2013	Liabilities	Note	09.30.2014	12.31.2013
Current assets				Current liabilities
Cash and cash equivalents	6	62,409	37,172	Trade payables	16	27,658	27,922
Marketable securities	7	7,889	9,101	Finance debt	17	28,204	18,744
Trade and other receivables, net	8	21,552	22,652	Finance lease obligations	18.1	39	38
Inventories	9	32,437	33,324	Income taxes payable	21.1	821	659
Recoverable income taxes	21.1	2,304	2,484	Other taxes payable	21.2	11,915	10,938
Other recoverable taxes	21.2	6,312	9,162	Dividends payable	23.2	−	9,301
Advances to suppliers		1,507	1,600	Payroll, profit sharing and related charges		7,995	4,806
Other current assets		4,109	2,218	Pension and medical benefits	22	2,198	1,912
		138,519	117,713	Others		5,114	5,691
Assets classified as held for sale	10.2	5,052	5,638			83,944	80,011
		143,571	123,351	Liabilities on assets classified as held for sale	10.2	591	2,514
						84,535	82,525

Non-current assets				Non-current liabilities
Long-term receivables				Finance debt	17	303,297	248,867
Trade and other receivables, net	8	15,132	10,616	Finance lease obligations	18.1	164	171
Marketable securities	7	294	307	Deferred income taxes	21.3	22,945	23,206
Judicial deposits	30.2	6,740	5,866	Pension and medical benefits	22	40,986	27,541
Deferred income taxes	21.3	2,423	2,647	Provisions for legal proceedings	30.1	3,978	2,918
Other tax assets	21.2	11,400	12,603	Provision for decommissioning costs	20	15,996	16,709
Advances to suppliers		7,524	7,566	Others		2,293	1,696
Others		7,226	4,395			389,659	321,108
		50,739	44,000			474,194	403,633

				Shareholders' equity
Investments	11	15,537	15,615	Share capital	23.1	205,432	205,411
Property, plant and equipment	12	597,432	533,880	Additional paid in capital		656	737
Intangible assets	13	17,773	36,121	Profit reserves		162,462	149,036
		681,481	629,616	Accumulated other comprehensive income (loss)		(18,763)	(7,244)
						349,787	347,940
				Non-controlling interests		1,071	1,394
						350,858	349,334
		825,052	752,967			825,052	752,967

The notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Statement of Income

(In R$ million, unless otherwise indicated)

		Consolidated
	Note	Jan-Sep/ 2014	Jan-Sep/ 2013
Sales revenues	24	252,220	223,862
Cost of sales		(192,686)	(169,713)
Gross profit		59,534	54,149

Income (expenses)
Selling expenses		(9,803)	(7,709)
General and administrative expenses		(7,847)	(7,863)
Exploration costs	15	(5,642)	(4,702)
Research and development expenses		(1,858)	(1,858)
Other taxes		(1,192)	(691)
Other expenses, net	25	(12,183)	(3,999)
		(38,525)	(26,822)

Net income before financial results, profit sharing, share of earnings in equity-accounted investments and income taxes		21,009	27,327

Net finance income (expenses):	27	(2,086)	(3,181)
Finance income		2,974	3,086
Finance expenses		(6,373)	(3,719)
Foreign exchange and inflation indexation charges		1,313	(2,548)

Share of earnings in equity-accounted investments		991	1,039
Profit sharing	22.1	(839)	(877)
Net income before income taxes		19,075	24,308
Income taxes	21.4	(5,611)	(7,252)
Net income		13,464	17,056

Attributable to:
Shareholders of Petrobras		13,439	17,289
Non-controlling interests		25	(233)
		13,464	17,056
Basic and diluted earnings per share (in R$)	23.3	1.03	1.33

The notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Statement of Comprehensive Income

(In R$ million)

	Consolidated
	Jan-Sep/2014	Jan-Sep/2013
Net income	13,464	17,056

Items that will not be reclassified to profit or loss:
Actuarial gains / (losses) on defined benefit pension plans	(11,908)	(11)
Deferred Income tax and social contribution	2,093	−
	(9,815)	(11)

Items that may be reclassified subsequently to profit or loss:
Cumulative translation adjustments	1,149	1,782
Unrealized gains / (losses) on available-for-sale securities
Reclassified to profit or loss	−	(90)
Deferred income taxes	−	31
	1,149	1,723
Unrealized gains / (losses) on cash flow hedge
Recognized in shareholders' equity	(5,444)	(8,774)
Reclassified to profit or loss	1,055	385
Deferred income taxes	1,497	2,868
	(2,892)	(5,521)
Share of other comprehensive income in equity-accounted investments	(189)	(349)

Other comprehensive income	(11,747)	(4,158)

Total comprehensive income	1,717	12,898
Comprehensive income attributable to:
Shareholders of Petrobras	1,928	13,156
Non-controlling interests	(211)	(258)
Total comprehensive income	1,717	12,898

The notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Statement of Cash Flows

(In R$ million, unless otherwise indicated)

	Consolidated
	Jan-Sep/2014	Jan-Sep/2013
Cash flows from operating activities
Net income attributable to the shareholders of Petrobras	13,439	17,289

Adjustments for:
Non-controlling interests	25	(233)
Pension and medical benefits (actuarial expense)	3,161	4,135
Share of earnings (loss) in equity-accounted investments	(991)	(1,039)
Depreciation, depletion and amortization	21,869	20,963
Impairment charges on property, plant and equipment and other assets	1,404	837
Exploratory expenditures written off	4,262	2,915
Gains / (Losses) on disposal / write-offs of non-current assets, E&P returned areas and cancelled projets	2,884	(1,743)
Foreign Exchange variation, inflation, indexation and finance charges	5,507	4,391
Deferred income taxes, net	3,218	3,666

Decrease (Increase) in assets
Trade and other receivables, net	(4,605)	590
Inventories	189	(4,801)
Other assets	(4,382)	(1,039)

Increase (Decrease) in liabilities
Trade payables	(1,150)	774
Taxes payable	(307)	(2,895)
Pension and medical benefits	(1,316)	(1,134)
Other liabilities	4,074	2,758
Net cash provided by operating activities	47,281	45,434
Cash flows from investing activities
Capital expenditures	(59,976)	(65,963)
Investments in investees	(397)	(162)
Receipts from disposal of assets (divestment)	1,356	4,386
Investments in marketable securities	1,815	3,289
Dividends received	767	196
Net cash provided by / (used in) investing activities	(56,435)	(58,254)
Cash flows from financing activities
Acquisition of non-controlling interest	(56)	(200)
Proceeds from long-term financing	69,048	70,841
Repayment of principal	(17,294)	(33,288)
Repayment of interest	(10,457)	(8,930)
Dividends paid to shareholders	(8,749)	(5,774)
Net cash provided by / (used in) financing activities	32,492	22,649
Effect of exchange rate changes on cash and cash equivalents	1,899	1,893
Net increase / (decrease) in cash and cash equivalents in the period	25,237	11,722
Cash and cash equivalents at the beginning of the period	37,172	27,628
Cash and cash equivalents at the end of the period	62,409	39,350

The notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Statement of Changes in Shareholders’ Equity

(In R$ million, unless otherwise indicated)

		Additional paid in capital		Accumulated other comprehensive income			Profit reserves
	Share Capital	Incremental costs directly attributable to the issue of new shares	Change in interest in subsidiaries	Cumulative translation adjustment	Actuarial gains (losses) on defined benefit plans	Other comprehensive income and deemed cost	Legal	Statutory	Tax incentives	Profit retention	Retained earnings	Total consolidated shareholders' equity	Non-controlling interests	Shareholders' equity attributable to shareholders of Petrobras
	205,392	(477)	1,107	2,078	(14,505)	50	15,354	3,476	1,412	114,688	(154)	328,421	2,354	330,775
Balance at January 1, 2013	205,392		630			(12,377)					134,776	328,421	2,354	330,775
Capital increase with reserves	19								(19)			−		−
Realization of deemed cost of associates						(8)					8	−		−
Change in interest in subsidiaries			28									28	(317)	(289)
Net income											17,289	17,289	(233)	17,056
Other comprehensive income				1,807	(11)	(5,929)						(4,133)	(25)	(4,158)
Distributions:
Dividends												−	11	11
Balance at September 30, 2013	205,411	(477)	1,135	3,885	(14,516)	(5,887)	15,354	3,476	1,393	114,688	17,143	341,605	1,790	343,395
	205,411		658			(16,518)					152,054	341,605	1,790	343,395

Balance at January 1, 2014	205,411	(477)	1,214	5,196	(3,516)	(8,924)	16,524	4,503	1,414	126,595	−	347,940	1,394	349,334
Capital increase with reserves	21								(21)			−		−
Realization of deemed cost of associates						(8)					8	−		−
Change in interest in subsidiaries			(81)									(81)	(56)	(137)
Net income											13,439	13,439	25	13,464
Other comprehensive income				1,385	(9,815)	(3,081)						(11,511)	(236)	(11,747)
Distributions:
Dividends												−	(56)	(56)
Balance at September 30, 2014	205,432	(477)	1,133	6,581	(13,331)	(12,013)	16,524	4,503	1,393	126,595	13,447	349,787	1,071	350,858
	205,432		656			(18,763)					162,462	349,787	1,071	350,858

The notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

1.            The Company and its operations

Petróleo Brasileiro S.A. - Petrobras is dedicated, directly or through its subsidiaries (referred to jointly as “Petrobras” or “the Company”) to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, as well as any other correlated or similar activities. The Company’s head office is located in Rio de Janeiro – RJ, Brazil.

2.            Basis of preparation of interim financial statements

These consolidated interim financial statements and notes to the financial statements have not been reviewed by independent auditors and reflect management’s best judgment in fairly presenting the Company’s financial position in light of facts known to management and based on documentation available as of the current date, except for errors in the carrying amount of certain property, plant and equipment, which could not be corrected by the Company as of the date of issue of these financial statements, as set out in note 3.

These consolidated interim financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), except for the errors mentioned above and further discussed in note 3.

These consolidated interim financial statements, which have not been reviewed by independent auditors, are being issued to comply with the Company’s covenants under its debt instruments, to provide the Company’s stakeholders with financial results for the third quarter of 2014, to provide information to the market and also to foster transparency regarding recent events, which were made public as a result of the “Lava Jato Operation”.

These financial statements were issued on January 27, 2015.

2.1.       Accounting estimates

The preparation of interim financial information requires the use of estimates and assumptions for certain assets, liabilities and other transactions. These estimates include: oil and gas reserves, pension and medical benefits liabilities, depreciation, depletion and amortization, decommissioning costs, provisions for legal proceedings, fair value of financial instruments, present value adjustments of trade receivables and payables from relevant transactions, and income taxes (income tax – IRPJ  and social contribution on net income – CSLL). Although our management uses assumptions and judgments that are periodically reviewed, the actual results could differ from these estimates.

3.            The “Lava Jato (Car Wash) Operation” and its effects on the Company

The Brazilian Federal Police began an investigation called the “Lava Jato Operation” aimed at criminal organizations engaged in money laundering in several Brazilian states.

In connection with the investigation, Paulo Roberto Costa, a former Downstream Director of Petrobras, was arrested in March 2014 on suspicion of money-laundering. He was later charged with criminal money-laundering and passive corruption, among other offenses. Other former executives of Petrobras and executives of its suppliers of goods and services have been or are expected to be charged as a result of the investigation.

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

When the Company filed its 2013 annual financial statements, there was no evidence available that would have affected the conclusions of the Company or the independent auditors regarding the financial statements. Such evidence was also not available when the Company released its second quarter 2014 interim financial statements, on August 8, 2014.

Beginning on October 8, 2014, depositions of former Downstream Director, Paulo Roberto Costa, and other investigation targets were made public. These depositions state that specified Brazilian contractors and suppliers used funds from their contracts with Petrobras to make improper payments to political parties, Petrobras personnel and other persons in order to obtain contracts with Petrobras. On December 3, 2014, Petrobras gained access to the depositions of Mr. Julio Gerin de Almeida Camargo (Toyo Group) and Mr. Augusto Ribeiro de Mendonça Neto (Setal Group), which were part of their respective plea bargain agreement with the prosecutors and which provided additional information that was more specific than the depositions of the Former Downstream Director, Paulo Roberto Costa, and of a currency dealer involved in the alleged arrangements, Mr. Alberto Youssef. The later depositions did not bring any significant contradiction to the former.

On November 13, 2014, the Company announced that it could not meet the deadline for issuing its third quarter 2014 financial statements reviewed by independent auditors in light of the allegations and investigations of the “Lava Jato Operation”, as a result of the time it needed to (i) gain greater understanding from the ongoing internal investigations led by independent law firms; (ii) evaluate the need for improvements in its internal controls; and (iii) make any necessary adjustments to the financial statements. The steps taken by the Company to address each of these issues are discussed in the following topics.

3.1.       Steps taken by the Company in furtherance of the investigation of irregularities

The Company has been taking a series of steps in furtherance of the investigation of irregularities involving its business activities, as summarized below:

-  On October 24 and 25, 2014, respectively, the Company engaged two independent law firms, specialized in investigation, U.S. firm Gibson, Dunn & Crutcher LLP and Brazilian firm Trench, Rossi e Watanabe Advogados to conduct an independent internal investigation into the nature, extent and impact of acts that may have been committed within the context of the allegations made by the former Downstream Director, Paulo Roberto Costa, as well as to investigate related facts and circumstances that may have a significant impact on the Company’s business operations. In order to expedite and lend efficiency to the preparation of our financial statements reviewed by the independent auditors, the ongoing investigation by the law firms has prioritized on matters relating to the allegations made in the context of the “Lava Jato Operation”, and to senior management and executives responsible for financial reporting;

-  The Company has been cooperating fully with Brazilian authorities (the Federal Audit Court -  Tribunal de Contas da União – TCU, and the Federal General Controller - Controladoria Geral da União – CGU), the Brazilian Federal Police (Polícia Federal), the Brazilian Public Prosecutor’s Office (Ministério Público Federal) and, the Brazilian Judiciary (Poder Judiciário);

-  On September 9, 2014 and October 7, 2014, the Company requested access to the full content of the records of the plea bargain agreements of the former Downstream Director, Paulo Roberto Costa, and by Mr. Alberto Youssef, which has not yet been granted by the Brazilian Judiciary;

-  On October 29, 2014, the Company requested full access to the records of the ongoing investigations by the Brazilian Federal Police regarding possible illegal activities committed in connection with the signing of contracts between Petrobras and several suppliers, which has been partially granted by the Brazilian Judiciary, specifically for use in internal investigations;

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

-  On December 29, 2014 the Company established committees to analyze the application of sanctions against suppliers and contractors, and a provisional ban on contracting with companies comprising the business groups mentioned in the depositions that have been made public;

-  The Company also established nine Internal Investigative Committees (Comissões Internas de Apuração – CIA) between August 2013 and November 2014 to investigate evidences or instances of non-compliance with corporate rules, procedures or regulations in the following transactions: acquisition of the Pasadena Refinery; contracts with SBM Offshore, Astromarítima Navegação S.A., Ecoglobal Ambiental Comércio e Serviços Ltda. and Toyo Setal; certain contracts signed by the International business area; irregularities in the registration of the supplier Sanko-Sider Comércio, Importação e Exportação de Produtos Siderúrgicos Ltda.; irregularities in the bidding process for construction of Abreu e Lima Refinery (RNEST), as well as the bidding process for construction of Complexo Petroquímico do Rio de Janeiro (COMPERJ).

While the internal investigations are ongoing, the Company is taking the necessary procedural steps with Brazilian authorities to seek compensation for the damages it has suffered, including those related to its reputation.

3.2.       Measures to improve corporate governance and internal controls

The Executive Board and the Board of Directors of Petrobras do not tolerate any illegal business practices of its employees, and the Company has therefore undertaken the following initiatives to improve its corporate governance system:

- Independent of the investigations of the “Lava Jato Operation”, the Company developed and implemented, between 2012 and 2014, 66 measures to improve corporate governance, risk management and control, which are documented in standards and minutes of management meetings that establish procedures, methods, responsibilities and other guidelines to integrate such measures into the Company’s practices;

- On November 25, 2014 the Board of Directors approved the creation of the position of Executive Director of Governance, Risk and Compliance, with the aim of supporting the Company’s compliance programs and mitigating risks in its activities, including fraud and corruption. The Executive Director of Governance, Risk and Compliance will participate in the decisions of the Executive Board, and any subjects submitted to the Executive Board for approval must previously be approved by this Director as they relate to governance, risk and compliance.

- On January 13, 2015 the Board of Directors approved the appointment of Mr. João Adalberto Elek Junior to the position of Executive Director of Governance, Risk and Compliance from a list of three professionals, previously selected by an executive recruitment and placement firm, Korn Ferry. Mr. João Adalberto Elek Junior took office on January 19, 2015. The Executive Director will serve a three-year term, which may be renewable, and will only be removed if determined by the Board of Directors, with quorum including the vote of at least one Board Member elected by the minority or by the preferred shareholders;

- The Company has formed a Special Committee that will act independently and will have a direct reporting line to the Board of Directors, and report on the independent internal investigation being conducted by the two law firms, U.S. firm Gibson, Dunn & Crutcher LLP and Brazilian firm Trench, Rossi e Watanabe Advogados. The Special Committee will be composed of Mrs. Ellen Gracie Northfleet, retired Chief Justice of the Brazilian Supreme Court, Mr. Andreas Pohlmann, Chief Compliance Officer of Siemens AG from 2007 to 2010, and the Executive Director of Governance, Risk and Compliance, João Adalberto Elek Junior;

The Company continues to assess the effectiveness of its internal controls over financial reporting, and any necessary changes to its control environment will be implemented.

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

3.3.       Discussion about adjustments to property, plant and equipment

The following items discuss the need to correct the carrying amount of specified property, plant and equipment, the impracticability of measuring the exact amount to be corrected, and two alternative approaches considered by the Company as surrogates for measuring the exact amounts, which is impracticable.

3.3.1.     Reasons to correct the carrying amount of specified property, plant and equipment

The investigations of the “Lava Jato Operation” are ongoing and relevant records of the investigations have not been made public. However, the Company gained access to the testimony of the Former Downstream Director, Paulo Roberto Costa, and Mr. Alberto Youssef at a hearing held at the 13th Federal Court of the State of Paraná (13ª Vara Federal do Paraná) on October 8, 2014, and was authorized by the judge hearing the case to use these testimonies as “borrowed evidence” (prova emprestada). These depositions are different from the complete depositions given as part of their plea bargain agreement with the Brazilian prosecutors, which remain confidential.

On December 3, 2014, the Company also gained access to the depositions of Mr. Julio Gerin de Almeida Camargo (Toyo Group) and Mr. Augusto Ribeiro de Mendonça Neto (Setal Group), given as part of their plea bargain agreement with the Brazilian prosecutors.

The testimony in the four depositions stated that specified Brazilian contractors and suppliers colluded to obtain contracts with Petrobras and used funds from their contracts with Petrobras to make improper payments to political parties, Petrobras personnel and other people.

The testimony in the depositions also identify a list of suppliers and contractors involved in the alleged misconduct, as well as specific projects and the period during which the scheme operated; they also state that the improper payments made by the suppliers and contractors averaged 3% of the total price of the contracts involved.

The information currently available to the Company indicates that contracts entered into between January 1, 2004 and April 30, 2012 (the period during which the scheme operated, as stated in the depositions described above) with the suppliers and contractors named in the depositions may have included amounts related to the misconduct by suppliers and contractors, political agents, Petrobras personnel and other people. The Company is not aware of material evidence of any misconduct relating to other contracts entered into during the same period or to other contracts entered into during other periods.

The payments related to the misconduct previously mentioned were recognized as part of the cost of certain property, plant and equipment and, as of September 30, 2014, most of those assets were under construction or were recently completed, and therefore, had little accumulated depreciation.

No impairment losses have been recognized in the past for the property, plant and equipment affected by the payments related to misconduct because their recoverability is tested for impairment in cash-generating units (CGU), whose value-in-use has been historically higher than their carrying amounts. The recoverable amount calculated under the value-in-use approach includes the benefits of existing synergies between the assets that comprise the CGU.

Therefore, under the circumstances described above, the Company believes that amounts related to the misconduct by third parties were capitalized as part of the historical cost of its property, plant and equipment and are still part of their carrying amount. However, those costs should not have been capitalized.

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

3.3.2.     Impracticability to measure the exact amount to be corrected

The Company believes it is necessary to correct the amounts related to the misconduct that were capitalized. However, there are significant limitations to calculating the amounts related to the misconducts and, therefore, the correction of the errors and the interruption of future capitalization of those costs is impracticable. Those limitations are set out below:

- The information available to the Company through the depositions relates only to contractors and suppliers involved, as well as time periods implicated, but does not identify specific contracts in connection with any misconduct that occurred;

- It is impracticable to identify any specific overstatements (related to corruption, excess prices or other forms of misconduct) because the alleged misconduct involves payments by outside suppliers and contractors that cannot be traced to the Company’s accounting records. The Company recognized in its accounting records the amounts billed in accordance with the contracts, which were regular payments in accordance with the specified terms of the contracts;

- The independent internal investigation will probably last more than one year, and it is not expected to provide sufficient information to support an adjustment to our financial statements because any improper payments were made outside the Company and it will be impracticable to obtain sufficient information about the actual improper amounts paid in connection with each contract;

- The investigations by the Brazilian Federal Police and Brazilian Federal Prosecutor’s Office may also take several years before all of the evidence and allegations are evaluated. The criminal procedures will be focused on the criminal liability of the defendants, and accordingly the Company expects that they will not determine the exact amounts overcharged to Petrobras;

- The Brazilian Prosecutor’s Office is gathering evidence with a view to possible judicial remedies for administrative misconduct. The scope of this process is not expected to produce a full accounting of all improper payments, even after the significant amount of time these investigations may take;

Because it is impracticable to determine the actual amount of payments related to the misconduct by suppliers and contractors using funds from their contracts with Petrobras in an accurate, complete and definite manner, the Company considered using alternative approaches.

Notwithstanding the limitations described in 3.3.2, while the internal investigations are ongoing, the Company is taking the necessary procedural steps with Brazilian authorities to seek compensation for the damages it has suffered, including those related to its reputation.

3.3.3.     Approaches considered by the Company, but not adopted

The Company considered the two alternative approaches described below to correct the errors in the carrying amount of specified property, plant and equipment. These approaches involved: (i) using an average percentage of improper payments, mentioned in the depositions; (ii) measuring the fair value of specified property, plant and equipment, subject of errors.

a)      Use of an average percentage of improper payments

As an attempt to estimate the magnitude of the error, the Company identified the amounts paid from 2004 to September 2014 with respect to the contracts and respective amendments signed between Petrobras and its subsidiaries with the groups of companies mentioned in the depositions, either in isolation or as a part of a consortium from January 2004 to April 2012.

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Considering the scope of contracts and respective amendments mentioned above, the Company applied the following methodology:

(i) Applying an average percentage of 3% of improper payments, mentioned in the deposition of the former Downstream Director, Paulo Roberto da Costa, to the Brazilian Federal Court. Therefore, the calculation considered that percentage as a minimum percentage of improper payments which increased the amounts charged to the Company, since it is not possible, based on the currently known evidence, to conclude that other amounts were eventually paid as overpayments, and, therefore, it is not possible to measure them; and

(ii) The use of specific amounts of improper payments mentioned in the depositions.

The potential effect of using this approach would be an estimated loss of R$ 4,060.

This approach was not adopted because the depositions do not provide, at this moment, sufficient detail regarding the specific payments to support recording an entry in the Company’s books and records. Additional information regarding the investigations that may arise in the future from the Brazilian authorities, from the legal counsel (independent law firms) hired to conduct an independent internal investigation, from new Internal Investigative Committees, review of the results of those that were concluded based on a follow up on the facts, or from additional plea bargain agreements signed by targets of the investigation, depositions to the Brazilian Judiciary or confessions to which the Company may be granted access could result in further adjustments to the financial statements, expansion of the scope for new contracts and companies, or extension of the period of analysis.

b)     Appraisal engaged by Petrobras to measure the fair value of specified assets

In compliance with the recommendation made by the Board of Directors, the Company performed an economic evaluation of certain assets under fair value, in accordance with IFRS 13 (CPC 46) paragraph 9, supported by external consultants. For this, two global firms internationally known as independent appraisers were engaged.

The technical staff of Petrobras performed the evaluation of part of the assets, but with total consistency with the work of the independent appraisers, in terms of methodology and assumptions.

Two approaches have been applied in order to estimate the fair value of the specified assets: (1) a cost approach, considering the replacement cost; or (2) an income approach, considering the discounted cash flows.

For each asset evaluated, the valuation technique that was most appropriate to its specificities and for with sufficient data is available in order to measure the fair value, such as, for instance, the existence of benchmarks, data regarding purchase and sale transactions of similar assets or revenue projections ensured by rates in long term contracts. The measurement date for the appraisals was September 30, 2014.

When the fair value of an asset proved to be lower than its carrying amount, the difference should be understood as being comprised of several components of different natures, being impossible to quantify them individually. However, we can qualify them in the following groups, such as:

(i)     changes in economic and financial variables, such as exchange rate, discount rate, risk indicators and cost of capital;

(ii)    changes in price and margin projections of inputs;

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

(iii)   changes in price, margin and demand projections of traded products;

(iv)   changes in equipment prices, inputs, wages and other correlated costs;

(v)    deficiencies in project planning (engineering and supply);

(vi)   contracting made before the conclusion of the basic project;

(vii)  contractual clauses inappropriate to changes in scope: term and value amendments;

(viii) delays and inefficiency in the execution of constructions, also because of environmental conditions;

(ix)   cartelization of suppliers: corruption and overcharging.

The comparison between the fair value and carrying amount does not permit specifying the impact of each one of these factors in isolation. Therefore, Petrobras concluded that this evaluation of assets at fair value does not serve to provide an estimate to make the accounting adjustments deriving specifically from each of the previous variables, including fraud and corruption in the scope of the “Lava Jato Operation” and, therefore, decided not to use it to proceed with these adjustments.

Assets selected for appraisal

The selection of the assets subjected to the analysis had as a reference the contracts for supply of goods and services which have been signed between Petrobras and the companies named in the “Lava Jato Operation”. These selected assets amounted R$ 188.4 billion of the Company’s property, plant and equipment on September 30, 2014, and correspond to 52 assets under construction or in operation, almost one third of Petrobras’ consolidated property, plant and equipment (R$ 597.4 billion) on that date.

21 (twenty one) assets from the refining, transportation and marketing segment, 11 (eleven) from the gas and power segment, 19 (nineteen) from the exploration and production segment and 1 (one) from the corporate area have been evaluated.

Results of the appraisal

Of the total of 52 assets evaluated, 31 had fair value below the carrying amount, in the total amount of R$ 88.6 billion and correspond to 14.8% of the total property, plant and equipment as of September 30, 2014 and 47% of the assets under evaluation.

The remaining 21 assets had their fair value above their carrying amount, in the amount of R$ 27.2 billion which correspond to 4.6% of the total property, plant and equipment as of September 30, 2014 and 14.4%of the assets under evaluation.

The fair value of the assets was measured on a standalone and independent basis (excluding synergies Petrobras may have due to its integrated operation), in order to determine the value of these asset from the perspective of third parties (market view). It does not consider the synergies that Petrobras obtains from operating these assets in an integrated manner, making the following clarifications regarding such benefits relevant.

Benefits from the integrated performance of Petrobras – going concern

The integrated performance of the assets of Petrobras creates benefits that are not quantified in the calculation made through the fair value methodology. This methodology, by definition, analyses the assets in isolation. However, these same assets will remain under the control of Petrobras and will produce results that are not measured in the fair value calculation, because they are consequence of the synergies generated by the performance of Petrobras as an integrated energy company.

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

This assertion applies to every business of the Company, such as the assets for production of fertilizers which are integrated to the group of natural gas thermoelectric power plants (G&E). When Petrobras decides to build a fertilizer plant, it considers the gains from the commercialization of ammonia and urea produced, however in synergy with the group of thermoelectric power plants, when it takes advantage of the lower costs of natural gas during the periods in which the supply of energy is reduced, or on the other hand, when it reduces the production of fertilizers or schedules its stoppages when the cost of gas grows with the greater supply of energy.

Likewise, in the E&P area, the decisions are integrated and generate synergy gains, for instance, in the allocation of critical resources among different oil and gas projects (E&P), either in operation or under development. Additionally, when a decision is made to build a platform it is taken into account the revenues from the production of oil and natural gas in the field where the unit will operate, but also including the gains from the use of the infrastructure existing in that area.

In the Refining, Transportation and Marketing area these synergies demonstrate themselves in the strategy of integration adopted by Petrobras, with a combined and centralized operation of logistical and refining assets, having as a common goal the supply of the market at the lower global cost and not the generation of individual profit by asset, but above all, the maintenance of the strategic value of the assets in the long term. This value can be clearly identified in the way the refining assets are operated and in the processes for decision making regarding new investments.

Operational interdependency

The refineries are Operational Units and not Business Units. The operational planning is made in the headquarters of the Company, in a centralized way and these assets are not managed, measured or evaluated by their isolated individual results. The refineries do not have autonomy to choose the oil to be processed, the mix of oil products to produce, the markets in which these products will be traded, which amounts will be exported, which intermediaries will be received. The operational decisions are analyzed through an integrated model of operational planning for market supply. This model evaluates the solutions to supply the market considering all the options for production, importing, exporting, logistics and inventories seeking a global optimum of Petrobras and not the profit of each unit.

Investment decisions for the domestic refining assets

A new project may be installed in a refinery and generate benefits in another refinery or in a logistical asset. This way, the capital expenditure (capex) of the project will burden the asset of a refinery, but part of its benefits will appear in the value in use of another asset. For this reason, the decision regarding a new investment is not based on the profitability of the project for the asset where it will be installed, but for the Petrobras Group.

The model in which the entire planning is based, used in the studies of technical and economic feasibility of new investments in refining, may, in its indications, allocate a “worse” kind of oil to a certain refinery or define a “worse” mix of products to it, or even force it to supply more distant markets (area of influence), leading it to operate with reduced margins if seen individually, in case this is the best for the integrated system as a whole.

Treatment to be given to the results

The results of this fair value appraisal of 52 assets will be analyzed in detail in order to identify additional tests and evaluations to which these assets may be submitted, in special the 31 that demonstrated a fair value below the carrying amount. Eventual procedures to be adopted in the financial statements reviewed by the external auditors, concerning both journal entries and information to be provided in the explanatory notes of the audited balance sheet, will be further discussed in order to comply with the requirements of the regulators (the CVM and the SEC).

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Numbers reported are not definitive, unchangeable (disclaimer of external consultants)

The external consultants included the following disclaimers:

We reserve ourselves the right to, but we are not obliged to, revise all the calculations included or referred to in this Report, if we consider it necessary, and to revise our estimate of fair value of the Assets, in case we are subsequently aware of information that was not available when this Evaluation Report was issued.

The Evaluation Report is necessarily based on financial, economic, monetary and market information and on other conditions and circumstances existing at the Date of Evaluation, as well as the information made available … until the Date of Evaluation. The credit, financial and stock markets and the industries in which Petrobras operates, have demonstrated volatility and … the consulting … does not issue any opinion concerning the potential effect of such volatility on the Assets. Any change or event that occurs after the Date of Evaluation may affect the conclusions contained in the Evaluation Report.

c)      Other relevant matter

The limitations in the use of the approaches previously described strengthen the impracticability of measuring, at this moment, the exact amounts of improper payments. Therefore, we will evaluate further a new approach, which considers the amounts, periods and information included in the depositions, complying with the requirements of the regulators (the CVM and the SEC), in order to issue audited financial statements.

3.4.       Legal proceedings involving the Company, resulting from the ongoing investigations

On November 21, 2014, Petrobras received a subpoena from the U.S. Securities and Exchange Commission (SEC) requesting certain documents and information about the Company. The Company intends to comply with the subpoena, working with the independent Brazilian and U.S. law firms, Trench, Rossi e Watanabe Advogados and Gibson, Dunn & Crutcher, respectively, that were hired to conduct an independent internal investigation.

On December 8, 10, 12, and 24, 2014 and January 7, 2015, five putative securities class action complaints were filed in the United States District Court for the Southern District of New York against the Company on behalf of investors in American Depositary Shares (ADSs) of the Company that trade on the New York Stock Exchange.  One of those actions is also brought on behalf of noteholders who purchased global notes issued by Petrobras’s finance subsidiaries in public offerings between 2012 and 2014. In general, each of the five complaints alleges, among other things, that in the Company’s press releases,  filings with the SEC and other communications, the Company made materially false and misleading statements and omissions regarding the value of its assets, the amounts of the Company’s expenses and net income, and the effectiveness of the Company’s internal controls over financial reporting due to alleged corruption purportedly in connection with certain contracts, which allegedly artificially inflated the market value of the Company’s securities. The complaints differ in terms of the identities of the named plaintiffs and the purported class periods they allege. The plaintiffs have not specified an amount of alleged damages in the actions. Because the actions are in their early stages, the Company is unable to reasonably estimate the possible loss or range of losses, if any, arising from the litigation. The Company intends to defend vigorously against these actions.

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

4.            Basis of consolidation

The consolidated interim financial information includes the quarterly information of Petrobras, its subsidiaries, joint operations and consolidated structured entities.

There were no significant changes in the consolidated entities in the nine-month period ended September 30, 2014.

The main disposal of assets and legal mergers are set out in note 10.

5.            Summary of significant accounting policies

The accounting policies and methods of computation followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2013 were consistently followed in the preparation of these consolidated interim financial statements.

The estimated useful life of equipment and other assets was reviewed, based on reports of internal appraisers, as set out below:

Weighted average useful life
Class of assets	Previous	Reviewed
Refining plants and equipment	10 years	20 years
Natural gas processing and treating units	10 years	20 years
Offshore wellhead equipment	5 years	10 years
Drilling tools - offshore	5 to 10 years	8 years
Drilling tools - onshore	5 to 10 years	3 to 10 years
Ancillary tools	10 to 31 years	6 to 10 years
Offshore production facilities	10 to 30 years	25 years
Buildings	25 years	50 years

The effects of the change in the useful life of those assets were recognized for the period beginning on January 1, 2014 and, therefore, the depreciation charge for Jan-Sep/2014 was reduced by R$ 1,688.

6.            Cash and cash equivalents

	Consolidated
	09.30.2014	12.31.2013
Cash at bank and in hand	2,006	2,227
Short-term financial investments
- In Brazil
Single-member funds (Interbank Deposit) and other short-term deposits	12,285	8,182
Other investment funds	96	125
	12,381	8,307
- Abroad	48,022	26,638
Total short-term financial investments	60,403	34,945
Total cash and cash equivalents	62,409	37,172

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

7.            Marketable securities

	Consolidated
	09.30.2014	12.31.2013
Trading securities	7,850	9,085
Available-for-sale securities	47	39
Held-to-maturity securities	286	284
	8,183	9,408
Current	7,889	9,101
Non-current	294	307

Trading securities refer mainly to investments in government bonds that have maturities of more than 90 days. These assets are classified as current assets due to the expectation of their realization in the short term.

8.            Trade and other receivables

8.1.       Trade and other receivables, net

	Consolidated
	09.30.2014	12.31.2013
Trade receivables
Third parties	26,896	23,785
Related parties (Note 19.1)
Investees	1,661	1,542
Receivables from the electricity sector	6,277	4,332
Petroleum and alcohol accounts - Federal Government	841	836
Other receivables	6,195	6,066
	41,870	36,561
Provision for impairment of trade receivables	(5,187)	(3,293)
	36,683	33,268
Current	21,552	22,652
Non-current	15,132	10,616

8.2.       Changes in the allowance for impairment of trade receivables

	Consolidated
	09.30.2014	12.31.2013
Opening balance	3,293	2,967
Additions (*)	1,944	290
Write-offs	(113)	(144)
Cumulative translation adjustments	63	180
Closing balance	5,187	3,293
Current	2,921	1,873
Non-current	2,266	1,420

(*) Amounts recognized in profit or loss as selling expenses.

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

8.3.       Trade and other receivables overdue - Third parties

	Consolidated
	09.30.2014	12.31.2013
Up to 3 months	1,091	2,133
From 3 to 6 months	486	637
From 6 to 12 months	664	925
More than 12 months	5,664	4,279
	7,905	7,974

8.4.       Trade and other receivables - Electricity Sector (Isolated Electricity System)

	Consolidated
	09.30.2014			12.31.2013
	Not yet due	Overdue	Total	Not yet due	Overdue	Total
Clients
Eletrobras Group (Note 19.1)	1,066	5,211	6,277	1,553	2,779	4,332
Companhia de Gás do Amazonas (CIGÁS)	−	3,078	3,078	−	1,597	1,597
Others	122	836	958	101	617	718
	1,188	9,125	10,313	1,654	4,993	6,647
(-) Provision for impairment of trade receivables	(113)	(1,251)	(1,364)	−	(34)	(34)
Total	1,075	7,874	8,949	1,654	4,959	6,613
Related parties	1,066	5,028	6,094	1,553	2,763	4,316
Third parties	9	2,846	2,855	101	2,196	2,297

As of September 30, 2014, the Company had receivables of R$ 10,313 related to the electricity sector (R$ 6,647 as of December 31, 2013), of which R$ 9,739 were classified as noncurrent.

The Company supplies fuel oil and natural gas to thermoelectric power plants (subsidiaries of Eletrobras), state-owned natural gas distribution companies and independent electricity producers (Produtores Independentes de Energia – PIE) in the northern region of Brazil. A portion of the costs related to fuel supplied to those thermoelectric power plants is borne by funds from the Fuel Consumption Account (Conta de Consumo de Combustível – CCC), which is managed by Eletrobras.

Funds received from the CCC by the companies of the electricity sector in the northern region of Brazil have not been sufficient to support their obligations and, therefore, some of these companies are having difficulties to pay their obligations related to products supplied by Petrobras.

The Company and subsidiaries of Eletrobras entered into a debt acknowledgement agreement in December 31, 2014, for an amount of R$ 8,601 that will be updated based on the Selic interest rate, of which:

(i) R$ 5,344 related to fuel oil sales from BR Distribuidora (a subsidiary of Petrobras) to Amazonas Energia, Eletrobras Acre, Eletrobras Rondônia and Eletrobras Roraima; and

(ii) R$ 3,257 related to natural gas sales from Petrobras to Cigás, which Cigás sold to Amazonas Energia. Cigás assigned its past due receivables from Amazonas Energia to Petrobras, pursuant to the natural gas supply contract between the three companies.

The debt acknowledgement agreement relates to past due receivables as of November 30, 2014, updated based on the Selic interest rate. The amounts will be paid in 120 installments beginning in February 2015.

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

For other receivables of the companies that were not part of the debt acknowledgment contracts and after evaluation of Administration, was recognized the value of R$ 1,330 as estimated losses on Provision for impairment of trade receivables.

9.            Inventories

	Consolidated
	09.30.2014	12.31.2013
Crude Oil	11,188	13,702
Oil Products	12,988	11,679
Intermediate products	2,138	2,165
Natural Gas and LNG (*)	1,115	939
Biofuels	527	370
Fertilizers	84	60
	28,040	28,915
Materials, supplies and others	4,525	4,532
	32,565	33,447
Current	32,437	33,324
Non-current	128	123

(*) Liquid Natural Gas

Consolidated inventories are presented net of a R$ 155 allowance reducing inventories to net realizable value    (R$ 205 as of December 31, 2013), mainly due to the volatility of international prices of crude oil and oil products. The amounts recognized in profit or loss, as other expenses, net, are set out in note 25.

A portion of the crude oil and/or oil products inventories have been pledged as security for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in the amount of R$ 6,780 (R$ 6,972 as of December 31, 2013), as set out in note 22.

10.        Disposal of assets and legal mergers

10.1.   Disposal of assets

Brasil PCH S.A.

On June 14, 2013, Petrobras entered into an agreement with Cemig Geração e Transmissão S.A. which further assigned the sale and purchase contract to Chipley SP Participações for the disposal of its entire equity interest in Brasil PCH S.A., equivalent to 49% of its voting stock, for a consideration of R$ 650, excluding contractual price adjustments.

On February 14, 2014, the remaining conditions precedent for this transaction were met and the disposal was concluded for a total amount of R$ 711, including contractual price adjustments. A gain of R$ 646 before taxes was recognized as other expenses, net.

Petrobras Colombia Limited (PEC)

On September 13, 2013, the Board of Directors of Petrobras approved the disposal of 100% of the share capital of Petrobras Colombia Limited (PEC), a subsidiary of Petrobras International Braspetro B.V. (PIB BV), to Perenco Colombia Limited, for a consideration of US$ 380 million, subject to price adjustment until the closing of the transaction.

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

On April 30, 2014 the transaction was concluded, the respective assets and liabilities were transferred to Perenco and a US$ 101 million gain was recognized as other expenses, net.

UTE Norte Fluminense S.A.

On April 11, 2014, Petrobras disposed of its 10% interest in Usina Termelétrica Norte Fluminense (UTE - NF) to the Électricité de France Group (EDF) for R$ 182, recognizing a R$ 83 gain as other expenses, net, with no condition precedent.

Transierra S.A.

On August 5, 2014, Petrobras disposed of its 44.5% interest in Transierra S.A. to Yacimientos Petrolíferos Fiscales Bolivianos (YPFB) for US$ 107 million, recognizing a US$ 32 million gain in other expenses, net. There are no precedent conditions to the transaction.

Innova S.A.

On August 16, 2013, the Board of Directors of Petrobras approved the disposal of 100% of the share capital of Innova S.A. to Videolar S.A. and its controlling shareholder, at a consideration of R$ 870, subject to price adjustment before the transaction is concluded.

The transaction was approved in a Shareholders’ Extraordinary General Meeting held on September 30, 2013 and its conclusion is subject to certain conditions, including the approval by Conselho Administrativo de Defesa Econômica – CADE.

Due to the pending conditions precedent for conclusion of this transaction, the assets and associated liabilities involved in this transaction are classified as held for sale.

Petrobras Energia Peru. S.A.

On November 12, 2013, the Board of Directors of Petrobras approved the disposal of 100% of Petrobras Energia Peru S.A. by Petrobras de Valores Internacional de España S.L. – PVIE and Petrobras International Braspetro B.V. – PIB BV to China National Petroleum Corporation (CNPC), for US$ 2,643 million, subject to price adjustment until the transaction is concluded.

The transaction is subject to certain conditions precedent, including approval by the Chinese and Peruvian governments, as well as compliance with the procedures under their "Joint Operating Agreement (JOA)", where applicable.

Due to the pending conditions precedent for the conclusion of this transaction, the assets and corresponding liabilities were classified as held for sale.

Companhia de Gás de Minas Gerais

On July 18, 2014, the Board of Directors of Petrobras approved the disposal of its 40% interest in Companhia de Gás de Minas Gerais (Gasmig) to Companhia Energética de Minas Gerais (Cemig).

Due to the pending conditions precedent for the conclusion of this transaction, the assets and corresponding liabilities were classified as held for sale.

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

10.2.   Assets classified as held for sale

Assets classified as held for sale and associated liabilities, classified under the Company’s current assets and current liabilities are presented by main business segment:

							Consolidated
						09.30.2014	12.31.2013
	Exploration and Production	Refining, Transport. & Marketing	Gas & Power	International	Others	Total	Total
Assets classified as held for sale
Property, plant and equipment	117	284	−	3,284	1	3,686	4,169
Trade receivables	−	264	−	72	1	337	318
Inventories	−	191	−	27	−	218	283
Investments	−	23	399	26	−	448	126
Cash and Cash Equivalents	−	4	−	136	−	140	283
Others	−	50	−	173	−	223	459
	117	816	399	3,718	2	5,052	5,638

Liabilities on assets classified as held for sale
Trade Payables	−	(55)	−	(43)	−	(98)	(383)
Provision for decommissioning costs	−	−	−	(23)	−	(23)	(70)
Non-current finance debt	−	(46)	−	−	−	(46)	(1,434)
Others	−	(43)	−	(381)	−	(424)	(627)
	−	(144)	−	(447)	−	(591)	(2,514)

10.3.   Legal mergers

On April 2, 2014, the Shareholders’ Extraordinary General Meeting of Petrobras approved the mergers of Termoaçu S.A., Termoceará Ltda. and Companhia Locadora de Equipamentos Petrolíferos – CLEP into Petrobras. These merges did not increase share capital.

The objective of these mergers is to simplify the corporate structure of the Company, reduce costs and capture synergies. These mergers did not affect the Company’s consolidated financial statements.

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

11.         Investments

11.1.   Investments in joint ventures and associates (Consolidated)

Investments measured using equity method	09.30.2014	12.31.2013

Braskem S.A.	5,083	5,157
Petrobras Oil & Gas B.V. - PO&G	4,347	3,999
Guarani S.A.	1,173	1,194
State-controlled Natural Gas Distributors	912	1,248
Petroritupano S.A.	479	464
Petrowayu S.A.	448	433
Nova Fronteira Bioenergia S.A.	422	399
Other petrochemical investees	210	196
UEG Araucária Ltda	201	138
Transierra S.A.	−	159
Petrokariña S.A.	162	155
Other associates	2,053	2,021
	15,490	15,563
Other investees	47	52
	15,537	15,615

11.2.   Investments in listed companies

	Thousand-share lot			Quoted stock exchange prices (R$ per share)		Market value
Company	09.30.2014	12.31.2013	Type	09.30.2014	12.31.2013	09.30.2014	12.31.2013
Indirect subsidiary
Petrobras Argentina	1,356,792	1,356,792	Common	2.83	1.87	3,840	2,537
						3,840	2,537

Associate
Braskem	212,427	212,427	Common	11.70	16.50	2,485	3,505
Braskem	75,793	75,793	Preferred A	16.20	21.00	1,228	1,592
						3,713	5,097

The market value of these shares does not necessarily reflect the realizable value of a large block of shares.

Braskem S.A. - Investment in publicly traded associate:

Braskem’s shares are publicly traded on stock exchanges in Brazil and abroad. The quoted market value as of September 30, 2014, was R$ 3,713, based on the quoted values of both Petrobras’ share in common stock (47% of the outstanding shares), and preferred stock (22% of the outstanding shares). However, there is extremely limited trading of the common shares, since non-signatories of the shareholders’ agreement hold only approximately 3% of the common shares.

In addition, given the operational relationship between Petrobras and Braskem, the recoverable amount of the investment, for impairment testing purposes, was determined based on value in use, considering the Company’s share of the future cash flows projected for Braskem. As the recoverable amount was higher than the carrying amount, no impairment losses were recognized for this investment.

The main assumptions on which cash flow projections were based to determine Braskem’s value in use are set out in note 14 to our audited consolidated financial statements for the year ended December 31, 2013.

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

12.        Property, plant and equipment

By class of assets

	Consolidated
	Land, buildings and improvements	Equipment and other assets	Assets under construction (*)	Exploration and development costs (oil and gas producing properties)	Total
Balance at January 1, 2013	16,684	166,972	166,878	68,182	418,716
Additions	148	3,870	78,156	1,408	83,582
Additions to / review of estimates of decommissioning costs	−	−	−	(1,431)	(1,431)
Capitalized borrowing costs	−	−	8,474	−	8,474
Business combinations	39	70	36	−	145
Write-offs	(9)	(261)	(5,285)	(55)	(5,610)
Transfers (***)	2,605	51,603	(64,706)	58,516	48,018
Depreciation, amortization and depletion	(1,115)	(16,241)	−	(10,643)	(27,999)
Impairment - recognition (****)	−	(26)	(13)	(193)	(232)
Impairment - reversal (****)	−	112	−	165	277
Cumulative translation adjustment	79	5,682	3,300	879	9,940
Balance at December 31, 2013	18,431	211,781	186,840	116,828	533,880
Cost	25,134	312,427	186,840	180,654	705,055
Accumulated depreciation, amortization and depletion	(6,703)	(100,646)		(63,826)	(171,175)
Balance at December 31, 2013	18,431	211,781	186,840	116,828	533,880
Additions	35	3,110	52,616	709	56,470
Additions to / review of estimates of decommissioning costs	−	−	−	(26)	(26)
Capitalized borrowing costs	−	−	6,386	−	6,386
Write-offs	(28)	(102)	(7,870)	(297)	(8,297)
Transfers (***)	2,993	38,751	(52,052)	37,385	27,077
Depreciation, amortization and depletion	(966)	(12,227)	−	(8,316)	(21,509)
Impairment - recognition (****)	(100)	(204)	−	−	(304)
Cumulative translation adjustment	(14)	2,396	1,389	(16)	3,755
Balance at September 30, 2014	20,351	243,505	187,309	146,267	597,432
Cost	28,038	355,113	187,309	218,187	788,647
Accumulated depreciation, amortization and depletion	(7,687)	(111,608)	−	(71,920)	(191,215)
Balance at September 30, 2014	20,351	243,505	187,309	146,267	597,432
Weighted average of useful life in years	25 (25 to 50) (except land)	20 (3 to 31) (**)		Units of production method
(*) See note 29 for assets under construction by business area.
(**) Includes exploration and production assets depreciated based on the units of production method.

(***) Includes the amount of R$ 50,389 and R$ 18,281, reclassified from Intangible Assets to Property, Plant and Equipment at December 31, 2013 and September 30, 2014, respectively, as a result of the declaration of commerciality of areas of the Assignment Agreement (Franco and Sul de Tupi in 2013 and Florim, Sul de Guará and Nordeste de Tupi in 2014).

(****) Impairment charges and reversals are recognized in profit or loss as other expenses, net.

As of September 30, 2014, property, plant and equipment includes assets under finance leases of R$ 189 (R$ 202 as of December 31, 2013).

The balance of property, plant and equipment includes errors in the carrying amount of certain assets, which could not be corrected by the Company as of the date these financial statements were issued, as set out in note 3.

Premium I and Premium II Refineries

On January 22, 2015, the Company decided to terminate its capital expenditure projects for construction of Premium I and Premium II refineries.

The Company believed it should terminate those projects, in light of the economic results obtained so far and considering the projected growth rates for the domestic and international markets for oil products, as well as the lack of an economic partner for the project, which was considered for the Business and Management Plan, BMP 2014-2018.

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

A R$ 2,707 loss was recognized in other expenses, net, resulting from the termination of those projects.

The Company will take all the necessary steps to restructure its commitments regarding capital expenditures for construction of Premium I and Premium II refineries with local governments (state and municipal), regulatory agencies, and other parties.

13.        Intangible assets

13.1.   By class of assets

		Software
	Rights and concessions	Acquired	Developed in-house	Goodwill from expectations of future profitability	Total
Balance at January 1, 2013	78,702	386	1,178	941	81,207
Additions	6,665	72	278	−	7,015
Capitalized borrowing costs	−	−	26	−	26
Write-offs	(171)	(3)	(7)	−	(181)
Transfers (**)	(50,467)	(30)	(26)	(39)	(50,562)
Amortization	(82)	(99)	(287)	−	(468)
Impairment - recognition (***)	(1,139)	−	−	−	(1,139)
Cumulative translation adjustment	182	6	−	35	223
Balance at December 31, 2013	33,690	332	1,162	937	36,121
Cost	34,680	1,423	3,379	937	40,419
Accumulated amortization	(990)	(1,091)	(2,217)	−	(4,298)
Balance at December 31, 2013	33,690	332	1,162	937	36,121
Additions	198	57	194	−	449
Capitalized borrowing costs	−	−	14	−	14
Write-offs	(222)	(11)	(16)	−	(249)
Transfers (**)	(18,281)	15	6	−	(18,260)
Amortization	(61)	(95)	(204)	−	(360)
Impairment - reversal (***)	15	−	−	−	15
Cumulative translation adjustment	28	2	−	13	43
Balance at September 30, 2014	15,367	300	1,156	950	17,773
Cost	16,422	1,506	3,297	950	22,175
Accumulated amortization	(1,055)	(1,206)	(2,141)	−	(4,402)
Balance at September 30, 2014	15,367	300	1,156	950	17,773
Estimated useful life - years	(*)	5	5	Indefinite

(*) See note 3.9 (Intangible assets) of the financial statements of December 31, 2013.

(**) Includes the amount of R$ 50,389 and R$ 18,281, reclassified from Intangible Assets to Property, Plant and Equipment at December 31, 2013 and September 30, 2014, respectively, as a result of the declaration of commerciality of areas of the Assignment Agreement (Franco and Sul de Tupi in 2013 and Florim, Sul de Guará and Nordeste de Tupi in 2014).

(***) Impairment charges and reversals are recognized in profit or loss as other expenses, net.

13.2.   Concession for exploration of oil and natural gas - Assignment Agreement (“Cessão Onerosa”)

As of September 30, 2014, the Company’s intangible assets included R$ 6,137 (R$ 24,419 as of December 31, 2013) related to the Assignment Agreement, net of amounts paid as signature bonuses for Franco (now Campo de Búzios), Sul de Tupi (now Campo de Sul de Lula), Florim (now Campo de Itapu), Sul de Guará (now Campo Sul de Sapinhoá) and Nordeste de Tupi (now Campo de Sepia), which have been transferred to property, plant and equipment.

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Petrobras, the Federal Government (assignor) and the Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis) - ANP (regulator and inspector) entered into the Assignment Agreement in 2010, which grants the Company the right to carry out prospection and drilling activities for oil, natural gas and other liquid hydrocarbons located in blocks in the pre-salt area (Franco, Florim, Nordeste de Tupi, Entorno de Iara, Sul de Guará and Sul de Tupi), limited to the production of five billion barrels of oil equivalent in up to 40 (forty) years and renewable for a further 5 (five) years subject to certain conditions.

On December 29, 2014, the Company submitted the declaration of commerciality of crude oil and natural gas accumulations located in the Entorno de Iara block (now Campo Norte de Berbigão, Campo Sul de Berbigão, Campo Norte de Sururu, Campo Sul de Sururu and Campo de Atapu) to the ANP.

After the declaration of commerciality of this last block, the exploration stage of the Assignment Agreement is concluded and the formal review procedures for each block, based on economic and technical assumptions for each area, will continue.

If the review determines that the value of acquired rights is greater than initially paid, the Company may be required to pay the difference to the Federal Government, or may proportionally reduce the total volume of barrels acquired under the agreement. If the review determines that the value of the acquired rights is lower than initially paid by the Company, the Federal Government will reimburse the Company for the difference by delivering cash or bonds, subject to budgetary regulations.

Once the effects of the aforementioned review become probable and can be reliably measured, the Company will make the respective adjustments to the purchase prices of the rights.

The agreement also establishes a compulsory exploration program for each of the blocks and minimum commitments related to the acquisition of goods and services from Brazilian suppliers in the exploration and development stages, which will be subject to certification by the ANP. In the event of non-compliance, the ANP may apply administrative sanctions pursuant to the terms in the agreement.

Based on drilling results obtained, expectations regarding the production potential of the areas were confirmed and the Company will continue to develop its investment program and activities as established in the agreement.

14.        Impairment

The recoverable amount of the Cash-Generating Unit - CGU Araucária Nitrogenados S.A is measured as its value in use, for impairment testing purposes.  The calculation of the value in use of the CGU reflects future projections that consider: an estimate of the useful life of the group of assets in the CGU; financial budgets, forecasts and assumptions approved by management; and pre-tax discount rate estimated from the weighted average cost of capital (WACC).

A R$ 306 impairment charge was recognized in other expenses, net for Araucária Nitrogenados S.A., resulting from operational aspects that required higher capital expenditures over 2014.

15.        Exploration for and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas from obtaining the legal rights to explore a specific area until the declaration of the technical and commercial viability of the reserves.

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs), are set out in the table below:

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	09.30.2014	12.31.2013
Property, plant and equipment
Opening balance	20,619	21,760
Additions to capitalized costs pending determination of proved reserves	7,552	10,680
Capitalized exploratory costs charged to expense	(2,900)	(2,754)
Transfers upon recognition of proved reserves	(3,962)	(9,056)
Cumulative translation adjustment	(21)	(11)
Closing balance	21,288	20,619
Intangible Assets (**)	14,173	32,516
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	35,461	53,135

(*) Amounts capitalized and subsequently expensed in the same period have been excluded from the table above.
(**) The balance of intangible assets comprises the amounts related to the Assignment Agreement (note 13.2).

Exploration costs recognized in profit or loss and cash used in oil and gas exploration and evaluation activities are set out in the table below:

	Consolidated
Exploration costs recognized in profit or loss	Jan-Sep/2014	Jan-Sep/2013
Geological and geophysical expenses	1,304	1,622
Exploration expenditures written off (includes dry wells and signature bonuses)	4,262	2,915
Other exploration expenses	76	104
Total expenses	5,642	4,641

	Consolidated
Cash used in activities	Jan-Sep/2014	Jan-Sep/2013
Operating activities	1,380	1,986
Investment activities	8,577	9,166
Total cash used	9,957	11,152

16.        Trade payables

	Consolidated
	09.30.2014	12.31.2013
Current liabilities
Third parties
In Brazil	12,643	12,523
Abroad	13,551	14,198
Related parties	1,464	1,201
	27,658	27,922

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

17.            Finance debt

					Consolidated
	Export Credit Agency	Banking Market	Capital Markets	Others	Total
Non-current
In Brazil
Opening balance at January 1, 2013	−	63,301	2,564	130	65,995
Cumulative translation adjustment (CTA)	−	(6)	−	−	(6)
Additions (new funding obtained)	−	22,576	512	−	23,088
Interest incurred during the period	−	185	35	7	227
Foreign exchange/inflation indexation charges	−	3,257	117	4	3,378
Transfer from long term to short term	−	(21,348)	(391)	(27)	(21,766)
Transfer to liabilities associated with assets classified as held for sale	−	(30)	−	−	(30)
Balance at December 31, 2013	−	67,935	2,837	114	70,886
Abroad
Opening balance at January 1, 2013	10,310	39,816	63,412	1,285	114,823
Cumulative translation adjustment (CTA)	1,032	5,134	12,825	155	19,146
Additions (new funding obtained)	3,359	19,803	23,713	188	47,063
Interest incurred during the period	2	30	77	17	126
Foreign exchange/inflation indexation charges	343	1,926	605	64	2,938
Transfer from long term to short term	(1,447)	(2,826)	(902)	(91)	(5,266)
Transfer to liabilities associated with assets classified as held for sale	−	(849)	−	−	(849)
Balance at December 31, 2013	13,599	63,034	99,730	1,618	177,981
Total balance at December 31, 2013	13,599	130,969	102,567	1,732	248,867

Non-current
In Brazil
Opening balance at January 1, 2014	−	67,935	2,837	114	70,886
Cumulative translation adjustment (CTA)	−	61	−	−	61
Additions (new funding obtained)	−	9,427	800	−	10,227
Interest incurred during the period	−	322	40	−	362
Foreign exchange/inflation indexation charges	−	827	102	2	931
Transfer from long term to short term	−	(2,506)	(249)	(18)	(2,773)
Balance at September 30, 2014	−	76,066	3,530	98	79,694
Abroad
Opening balance at January 1, 2014	13,599	63,034	99,730	1,618	177,981
Cumulative translation adjustment (CTA)	444	2,565	5,820	53	8,882
Additions (new funding obtained)	665	14,898	32,542	−	48,105
Interest incurred during the period	7	37	81	13	138
Foreign exchange/inflation indexation charges	72	295	(2,082)	16	(1,699)
Transfer from long term to short term	(1,392)	(5,343)	(2,979)	(90)	(9,804)
Balance at September 30, 2014	13,395	75,486	133,112	1,610	223,603
Total balance at September 30, 2014	13,395	151,552	136,642	1,708	303,297

	Consolidated
Current	09.30.2014	12.31.2013
Short term debt	8,961	8,560
Current portion of long term debt	15,756	7,304
Accrued interest	3,487	2,880
	28,204	18,744

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

17.1.   Summarized information on current and non-current finance debt

	Consolidated
Maturity in	2014	2015	2016	2017	2018	2019 and onwards	Total (*)	Fair value

Financing in Brazilian Reais (R$):	1,725	3,770	7,354	6,329	6,765	37,144	63,087	56,782
Floating rate debt	1,579	2,949	6,620	4,884	5,427	30,665	52,124
Fixed rate debt	146	821	734	1,445	1,338	6,479	10,963
Average interest rate	6.2%	8.1%	9.7%	8.9%	9.0%	9.2%	9.1%

Financing in U.S. Dollars (US$):	9,800	14,521	22,019	21,455	27,803	116,576	212,174	213,930
Floating rate debt	9,266	10,865	10,575	12,420	21,782	50,483	115,391
Fixed rate debt	534	3,656	11,444	9,035	6,021	66,093	96,783
Average interest rate	2.4%	2.4%	3.1%	2.9%	2.9%	4.2%	3.6%

Financing in R$ indexed to US$:	159	193	959	1,720	1,715	16,696	21,442	23,654
Floating rate debt	10	40	47	49	44	151	341
Fixed rate debt	149	153	912	1,671	1,671	16,545	21,101
Average interest rate	4.2%	3.8%	6.7%	6.5%	6.5%	7.3%	7.1%

Financing in Pound Sterling (£):	139	112	−	−	−	6,823	7,074	7,229
Floating rate debt	−	−	−	−	−	−	−
Fixed rate debt	139	112	−	−	−	6,823	7,074
Average interest rate	6.2%	6.2%	−	−	−	6.2%	6.2%

Financing in Japanese Yen :	1,328	230	1,049	254	231	−	3,092	3,122
Floating rate debt	120	230	230	230	230	−	1,040
Fixed rate debt	1,208	−	819	24	1	−	2,052
Average interest rate	0.9%	0.7%	1.8%	0.8%	0.7%	−	1.2%

Financing in Euro :	117	562	34	34	8,503	15,349	24,599	26,115
Floating rate debt	17	32	32	32	32	513	658
Fixed rate debt	100	530	2	2	8,471	14,836	23,941
Average interest rate	3.2%	1.9%	2.0%	2.0%	3.7%	4.2%	4.0%

Financing in other currencies:	25	2	6	−	−	−	33	33
Floating rate debt	−	−	−	−	−	−	−
Fixed rate debt	25	2	6	−	−	−	33
Average interest rate	13.0%	15.3%	15.3%	−	−	−	13.5%

Total as of September 30, 2014	13,293	19,390	31,421	29,792	45,017	192,588	331,501	330,865
Total Average interest rate	2.8%	3.5%	4.7%	4.4%	4.1%	5.5%	4.9%

Total as of December 31, 2013	18,744	17,017	29,731	20,331	37,598	144,190	267,611	269,956

* The average maturity of outstanding debt at September 30, 2014 is 6.26 years.

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 33.3.

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

17.2.     Weighted average capitalization rate for borrowing costs

The weighted average interest rate, of the costs applicable to borrowings that are outstanding, applied over the balance of assets under construction for capitalization of borrowing costs was 4.3% p.a. in the nine-month period ended September 30, 2014 (4.2% p.a. in the nine-month period ended September 30, 2013).

17.3.   Funding – Outstanding balance

Company	Available (Line of Credit)	Used	Balance

Abroad (Amount in US$ million)
PGT	1,500	700	800
Petrobras	2,500	530	1,970

In Brazil
Transpetro	10,158	2,432	7,726
Petrobras	14,303	12,417	1,886
PNBV	9,878	760	9,118
Liquigás	141	132	9

17.4.   Guarantees

Financial institutions do not require Petrobras to provide guarantees related to loans and financing, except for certain specific funding instruments to promote economic development, which are collateralized by tangible assets.

The projects’ assets, as well as liens on receivables and shares of the structured entities, collateralize the loans obtained by structured entities.

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

18.        Leases

18.1.   Future minimum lease payments / receipts – finance leases

	Consolidated
	Minimum receipts	Minimum payments
2014	267	21
2015 - 2018	1,966	180
2019 and thereafter	4,864	633
Estimated lease receipts/payments	7,097	834
Less Interest expense (annual)	(3,082)	(631)
Present value of the lease receipts/ payments	4,015	203

2014	144	18
2015 - 2018	1,017	103
2019 and thereafter	2,854	82
Present value of the lease receipts/ payments	4,015	203
Current	150	39
Non-current	3,865	164
As of September 30, 2014	4,015	203
Current	135	38
Non-current	3,428	171
As of December 31, 2013	3,563	209

18.2.   Future minimum lease payments - operating leases

Operating leases mainly include oil and gas production units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, land and building leases.

Consolidated
2014	14,643
2015 - 2018	79,337
2019 and thereafter	31,473
As of September 30, 2014	125,453
As of December 31, 2013	122,027

In the nine-month period ended September 30, 2014, the Company paid R$ 18,046 (R$ 18,043 in the nine-month period ended September 30, 2013) for operating lease installments, recognized as a period expense.

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

19.        Related party transactions

The Company carries out commercial transactions with its subsidiaries, joint arrangements, consolidated structure entities and associates at normal market prices and market conditions. As of September 30, 2014 and December 31, 2013, no losses were recognized on the statement of financial position for related party accounts receivable.

19.1.   Transactions with joint ventures, associates, government entities and pension funds

The balances of significant transactions are set out in the table below:

	Consolidated
		Profit or Loss		09.30.2014		12.31.2013
	Jan-Sep/ 2014	Jan-Sep/ 2013	Assets	Liabilities	Assets	Liabilities
Joint ventures and associates
State-controlled Gas distributors	7,786	6,508	1,189	483	994	490
Petrochemical companies	12,950	12,763	45	25	220	282
Other associates and joint ventures	1,952	1,509	427	1,072	328	452
	22,688	20,780	1,661	1,580	1,542	1,224
Government entities
Government bonds	1,162	1,772	16,307	−	14,634	−
Banks controlled by the Federal Government	(5,135)	(4,076)	8,872	73,333	6,562	69,788
Receivables from the Electricity sector (note 8.4)	1,384	1,183	6,277	−	4,332	−
Petroleum and alcohol account - Receivables from Federal government (note 19.2)	−	−	841	−	836	−
Federal Government - Dividends and Interest on Capital	(61)	(45)	−	−	−	1,953
Others	(28)	172	681	760	491	781
	(2,678)	(994)	32,978	74,093	26,855	72,522
Pension plans	−	−	−	161	−	366
	20,010	19,786	34,639	75,834	28,397	74,112
Revenues (mainly sales revenues)	24,063	22,143
Foreign exchange and inflation indexation charges, net	(1,537)	(2,296)
Finance income (expenses), net	(2,516)	(61)

Current			20,653	4,958	17,739	8,358
Non-current			13,986	70,876	10,658	65,754
	20,010	19,786	34,639	75,834	28,397	74,112

19.2.   Petroleum and Alcohol accounts - Receivables from Federal Government

As of September 30, 2014, the balance of receivables related to the Petroleum and Alcohol accounts was R$ 841 (R$ 836 as of December 31, 2013). Pursuant to Provisional Measure 2,181 of August 24, 2001, the Federal Government may settle this balance by using National Treasury Notes in an amount equal to the outstanding balance, or allow the Company to offset the outstanding balance against amounts payable to the Federal Government, including taxes payable, or both options.

The Company has provided all the information required by the National Treasury Secretariat (Secretaria do Tesouro Nacional - STN) in order to resolve disputes between the parties and conclude the settlement with the Federal Government.

Following several negotiation attempts at the administrative level, the Company filed a lawsuit in July 2011 to collect the receivables.

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

19.3.   Compensation of employees and officers

Petrobras’ key management compensation is set out following:

			09.30.2014			09.30.2013
	Officers	Board	Total	Officers	Board	Total
Short-term compensation	10.8	0.9	11.7	7.8	0.8	8.6
Long-term compensation (post-retirement benefits)	0.5	−	0.5	0.5	−	0.5
Total compensation	11.3	0.9	12.2	8.3	0.8	9.1

Number of members	7	10	17	7	10	17

In the nine-month period ended September 30, 2014, the compensation of board members and officers for the consolidated Petrobras group amounted to R$ 50.4 (R$ 42.8 in the nine-month period ended September 30, 2013).

20.        Provision for decommissioning costs

	Consolidated
Non-current liabilities	09.30.2014	12.31.2013
Opening balance	16,709	19,292
Revision of provision	(59)	(2,051)
Payments made	(1,077)	(1,092)
Interest accrued	360	426
Others (*)	63	134
Closing balance	15,996	16,709

(*) Includes amounts related to current liabilities associated with assets classified as held for sale, as set out in note 10.2.

21.        Taxes

21.1.   Income taxes

	Consolidated
	09.30.2014	12.31.2013
Current assets
Taxes In Brazil	2,198	2,229
Taxes Abroad	106	255
	2,304	2,484

Current liabilities
Taxes In Brazil	591	369
Taxes Abroad	230	290
	821	659

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

21.2.   Other taxes

	Consolidated
Current assets	09.30.2014	12.31.2013
Taxes In Brazil
ICMS (VAT)	4,279	3,801
PIS / COFINS (Taxes on Revenues)	1,592	4,846
CIDE	35	46
Others	258	353
	6,164	9,046
Taxes Abroad	148	116
	6,312	9,162
Non-current assets
Taxes In Brazil
Deferred ICMS (VAT)	2,117	2,059
Deferred PIS and COFINS (Taxes on Revenues)	8,598	9,831
Others	662	684
	11,377	12,574
Taxes Abroad	23	29
	11,400	12,603
Current liabilities
Taxes In Brazil
ICMS (VAT)	3,615	2,727
PIS / COFINS (Taxes on Revenues)	826	538
CIDE	32	37
Production Taxes (Special Participation / Royalties)	5,413	5,698
Withholding income tax and social contribution	943	600
Others	736	821
	11,565	10,421
Taxes Abroad	350	517
	11,915	10,938

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

21.3.   Deferred income tax and social contribution - non-current

Changes in deferred income tax and social contribution are set out below.

	Consolidated
	Property, Plant and Equipment
	Oil and gas exploration costs	Others	Loans, trade and other receivables / payables and financing	Finance leases	Provision for legal proceedings	Tax losses	Inventories	Interest on capital	Others	Total
Balance at January 1, 2013	(25,905)	(6,357)	1,147	(1,202)	707	2,267	955	2,146	4,378	(21,864)
Recognized in profit or loss for the year	(5,500)	(3,208)	644	(122)	270	7,912	386	1,013	(1,718)	(323)
Recognized in shareholders’ equity	−	−	3,037	120	−	162	−	−	(3,501)	(182)
Cumulative translation adjustment	−	(157)	12	−	(2)	(58)	(3)	1	(175)	(382)
Others	−	337	(192)	(10)	(18)	988	8	(15)	1,094	2,192
Balance at December 31, 2013	(31,405)	(9,385)	4,648	(1,214)	957	11,271	1,346	3,145	78	(20,559)
Recognized in profit or loss for the period	(3,873)	(1,457)	(585)	(270)	370	5,954	(90)	(3,162)	(105)	(3,218)
Recognized in shareholders’ equity	−	−	1,661	(97)	−	(276)	−	−	2,153	3,441
Cumulative translation adjustment	−	93	26	−	(2)	105	(2)	(1)	(265)	(46)
Others	−	(32)	30	(150)	3	(8)	−	−	17	(140)
Balance at September 30, 2014	(35,278)	(10,781)	5,780	(1,731)	1,328	17,046	1,254	(18)	1,878	(20,522)

Deferred tax assets										2,647
Deferred tax liabilities										(23,206)
Balance at December 31, 2013										(20,559)

Deferred tax assets										2,423
Deferred tax liabilities										(22,945)
Balance at September 30, 2014										(20,522)

Management believes that temporary differences that resulted in the recognition of deferred tax assets are expected to reverse in proportion to the realization of the provisions to which they relate as the future events occur, both of which are based on estimates.

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

21.4.   Reconciliation between statutory tax rate and tax expense

A reconciliation between tax expense and the product of “income before income taxes” multiplied by the Brazilian statutory corporate tax rates is set out in the table below:

	Consolidated
	Jan-Sep 2014	Jan-Sep 2013
Income before income taxes	19,075	24,308
Income tax and social contribution computed based on Brazilian Statutory Corporate Tax Rates (34%)	(6,486)	(8,265)
Adjustments between Income Taxes based on Statutory Rates and on the Effective Tax Rate:
Interest on capital, net	1	1
Different jurisdictional tax rates for companies abroad	1,924	1,378
Tax incentives	45	51
Tax loss carryforwards (unrecognized tax credits)	(670)	(319)
Deductible / (taxable) expenses, net (*)	(461)	(411)
Tax credits of companies abroad in the exploration stage	(3)	(5)
Others	39	318
Income tax and social contribution expense	(5,611)	(7,252)
Deferred income tax and social contribution expense	(3,218)	(3,666)
Current income tax and social contribution	(2,393)	(3,586)
	(5,611)	(7,252)
Effective Tax Rate	29%	29.8%

(*) Includes share of earnings in equity-accounted investments.

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

22.        Employee benefits

The Company sponsors defined benefit and variable contribution pension plans, in Brazil and for certain of its international subsidiaries, as well as defined benefit medical plans for employees in Brazil (active and inactive) and their dependents.

As of September 30, 2014, the Company carried out an interim valuation of its pension and medical benefits obligations (Petros Pension Plan and AMS medical care plan) involving a qualified independent actuary, to update for material changes in actuarial assumptions and estimates of expected future benefits, resulting in a R$ 11,908 increase in its obligation and a charge to other comprehensive income in shareholders' equity.

Those material changes, which indicated the need for an interim calculation, evidenced conditions existing as of September 30, 2014, namely: i) a review of the actuarial assumptions of mortality and age of retirement, which, based on adherence studies have shown to provide the best estimate of expected future benefits; and, ii) incorporation to the pension benefits of retirees of the salary increases given to active employees pursuant to Petrobras’ Collective Bargaining Agreements of 2004, 2005 and 2006, as approved by the Executive Council of Fundação Petros.

The Company changed the mortality assumption for its benefits, from the mortality table AT 2000, which was used as its mortality assumption in 2013 to the general mortality Table EX-PETROS 2013 (for both genders). The EX-PETROS mortality table has two-dimensional characteristics, whereby it is evident both the mortality by age and longevity gains for each age over the years. This Table, already recognized in the actuarial technical bodies, was designed based on expressive data relating to the long-period experience of the participants of the Petrobras Group’s Petros Plan. From the EX-PETROS table, the independent actuary of Fundação Petros used the position of 2013 as the observation of the series, most statistically adherent to the characteristic of the mass population of participants.

Changes in the pension and medical benefits to employees are set out following:

	Consolidated
	Petros Plan		Medical Plan	Other plans
	Petros	Petros 2	AMS		Total
Balance at December 31, 2012	22,766	1,117	17,145	298	41,326
(+) Remeasurement effects recognized in Other Comprehensive Income	(12,369)	(1,294)	(1,963)	(10)	(15,636)
(+) Costs incurred in the year	3,000	461	2,001	53	5,515
(-) Contributions paid	(551)	−	(786)	(56)	(1,393)
(-) Payments related to the Term of Financial Commitment	(331)	−	−	−	(331)
Others	−	−	−	(28)	(28)
Balance at December 31, 2013	12,515	284	16,397	257	29,453

Current	1,068	−	836	8	1,912
Non-current	11,447	284	15,561	249	27,541
	12,515	284	16,397	257	29,453

(+) Remeasurement effects recognized in Other Comprehensive Income (*)	6,159	−	5,749	−	11,908
(+) Costs incurred in the period	1,220	87	1,810	44	3,161
(-) Contributions paid	(395)	−	(679)	(23)	(1,097)
(-) Payments related to the Term of Financial Commitment	(224)	−	−	−	(224)
Others	−	−	−	(17)	(17)
Balance at September 30, 2014	19,275	371	23,277	261	43,184
Current	1,274	−	916	8	2,198
Non-current	18,001	371	22,361	253	40,986
	19,275	371	23,277	261	43,184

(*) The actuarial calculation for the interim period of 09.30.2014 did not include remeasurement effect of Petros Plan 2 and was restricted to Petros Plan and AMS of Petrobras and BR Distribuidora.

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Pension and medical benefit expenses are set out following:

	Consolidated
	Pension Plan		Medical Plan	Other Plans
	Petros	Petros 2	AMS		Total
Service cost	83	59	234	25	401
Interest cost over net liabilities / (assets)	1,137	28	1,551	19	2,735
Others	−	−	25	−	25
Net costs for the period Jan-Sep/ 2014	1,220	87	1,810	44	3,161
Related to active employees:
Included in the cost of sales	414	45	598	−	1,057
Operating expenses in profit or loss	218	38	299	40	595
Related to retired employees	588	4	913	4	1,509
Net costs for the period Jan-Sep/ 2014	1,220	87	1,810	44	3,161
Net costs for the period Jan-Sep/ 2013	2,251	355	1,502	27	4,135

The actuarial assumptions adopted in the interim actuarial calculations as of September 30, 2014  are set out below:

Assumptions	09.30.2014	31.12.2013

Discount rate - (Real - excluding inflation)	6.10% (1) / 6.11% (2)	6.56% (1) / 6.58% (2)
Inflation ( IPCA)	6.30% (1) (2) (3)	5.93% (1) (2)
Nominal discount rate (Real + inflation)	12.78% (1) / 12.79% (2)	12.88% (1) / 12.90% (2)
Salary growth rate - (Real)	1.761% (1) (2)	1.981% (1) (2)
Nominal salary growth rate (Real + Inflation)	8.17% (1) (2)	8.03% (1) (2)
Medical plan turnover	0.642% p.a (4)	0.590% p.a (4)
Pension plan turnover	Null	Null
Variance assumed in medical care and hospital costs	14.47% to 3.00% p.a (5)	11.62% to 4.09% p.a (5)
Mortality table	EX-PETROS 2013 (both genders) (1) (2)	Basic AT 2000, sex-specific, 20% smoothing coefficient (1) (2)
Disability table	TASA 1927 (1) (2)	TASA 1927 (1) (2)
Mortality table for disabled participants	AT 49 increased male in 10% (1) (2)	Sex-specific Winklevoss, 20% smoothing coefficient (1) (2)
Age of retirement	Male, 57 years / Female, 56 years (1) (2)	Male, 56 years / Female, 55 years (1) Male, 53 years / Female, 48 years (2)

(1) Petros Plan for Petrobras Group.
(2) AMS Plan.
(3) Inflation curve being designed based on the market at 6.30% for 2015, reaching 3.00% in 2030.
(4) Average turnover only of Petrobras sponsor according to age and employment time.
(5) Decreasing rate, converging by the end of the next 30 years to the long-term expected inflation. It refers only to Petrobras sponsor fee.

At September 30, 2014, the Company had crude oil and oil products in the carrying amount of R$ 6,780 pledged as security for the Terms of Financial Commitment (TFC), signed by Petrobras and Petros in 2008.

In the nine-month period ended September 30, 2014, the Company's contribution to the defined contribution portion of the Petros Plan 2 was R$ 560.

In June 2014, Petrobras Transporte S.A. - Transpetro expanded its medical care benefits (Programa de Assistência Multidisciplinar de Saúde - AMS) to cover post-employment medical care for active employees, retirees and pensioners, as set out in the 2013-2015 collective bargaining agreement. The recognition of the net defined liability resulted in an R$ 171 charge to profit or loss.

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

22.1.   Profit sharing

Profit sharing benefits comply with Brazilian legal requirements and those of the Brazilian Department of Coordination and Governance of State‐Owned Enterprises (DEST), of the Ministry of Planning, Budget and Management, and of the Ministry of Mines and Energy, and is computed based on the consolidated net income attributable to the shareholders of Petrobras.

In March, 2014, the Company and the labor unions reached an agreement regarding a new profit sharing regulation, concluding negotiations started in the context of the 2013/2015 Collective Bargaining Agreement.

Pursuant to the amended rules, profit sharing benefits will be computed based on the results of six corporate indicators, for which annual goals are defined by Management.

The results of the individual goals are factored into a consolidated result that will determine the percentage of the profit to be distributed as profit sharing benefit to employees.

The amended rules were applied to determine profit sharing benefits for the year ended December 31, 2013, which were paid on May 2, 2014, resulting in an additional profit sharing expense of R$ 388, as a complement, recognized as other income (expenses).

The PLR amounts for 2013 and the amount accrued on the estimated PLR for the period Jan-Sep/ 2014 are as follows:

	Jan-Sep/2014	2013
Consolidated net income attributable to shareholders of Petrobras	13,439	23,570
Profit sharing distribution percentage, based on overall achievement of goals (*)	6.1875%	6.25%
Profit sharing - New methodology	832	1,473
Profit sharing - Subsidiaries in Brazil	832	1,085
Additional amounts recognized in March 2014	−	388
Profit sharing - Companies abroad	7	17
Profit sharing	839	1,490

(*) The percentage of overall achievement of goals (99.99%, in Jan-Sep/2014 and 100.85%, in 2013) is a result of the following Corporate indicators: maximum permissible levels of crude oil and oil products spill, lifting cost excluding production taxes in Brazil, crude oil and NGL production in Brazil, feedstock processed in Brazil, vessel operating efficiency and percentage of compliance with natural gas delivery schedule.

22.2.   Voluntary Separation Incentive Plan

In January 2014, the Company started a Voluntary Separation Incentive Plan (PIDV), which was developed within the context of its Productivity Optimization Plan (POP) to contribute to the achievement of the goals set out in the Business and Management Plan.

A total of 8,298 employees enrolled during the enrollment period, which ended on March 31, 2014. Those employees were divided into five categories, which determine when their separation will take place, between 2014 and 2017 based on a knowledge management plan or a management succession plan related to the business processes and activities in which such employees were engaged.

Employees who enrolled in the PIDV were aged 55 or over and had to have retired by the Brazilian Institute of Social Security (INSS) before the end of the enrollment period (March 31, 2014). Employees who leave any time before the agreed dates are not entitled to the separation program incentives.

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

The plan determines fixed additional payments of ten monthly-salaries, between a floor of R$ 180 thousand and a cap of R$ 600 thousand; variable additional payments between 15% and 25% of a monthly-salary for every month worked after the seventh working month, until the date of separation.

On March 31, 2014 the Company recognized a provision and is subject to changes resulting from employees, who cancel their requests for voluntary separation, impacts of Collective Bargaining Agreements, which might increase salaries before separation, inflation-indexation of the floor and the cap based on the Brazilian Consumer Price Index (IPCA), as well as variable additional incentives earned by employees.

From April to September 2014, the Company recognized 3,817 separations and 370 cancellations of requests for voluntary separation of employees who enrolled in the PIDV. Changes in the provision are set out below:

Consolidated
Opening balance at March 31, 2014	2,396
Revision of provision (*)	59
Use for separations	(1,044)
Closing balance at September 30, 2014	1,411
Current	876
Non-current	535

(*) Includes cancellation of requests for voluntary separation of employees, salaries readjustment and inflation indexation charges of the floor and cap amounts.

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

23.        Shareholders’ equity

23.1.   Share capital

At September 30, 2014, subscribed and fully paid share capital was R$ 205,432 (R$ 205,411 at December 31, 2013), represented by 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares, all of which are registered, book-entry shares with no par value.

Capital increase with reserves in 2014

The Shareholders’ Extraordinary General Meeting, held jointly with the Annual General Meeting on April 2, 2014 approved an increase in the Company’s share capital from R$ 205,411 to R$ 205,432, through capitalization of a portion of the profit reserve relating to tax incentives, established in 2013, in the amount of R$ 21.

23.2.   Dividends

Dividends – 2013

The Annual General Meeting on April 2, 2014 approved a dividend distribution in the form of interest on capital of R$ 9,301, which corresponds to R$ 0.5217 per common shares and R$ 0.9672 per preferred share. These dividends were paid on April 25, 2014 and record date was April 2, 2014. Amounts paid were index adjusted based on the SELIC rate from December 31, 2013 to the date of payment.

23.3.   Earnings per share

	Consolidated
	Jan-Sep/ 2014	Jan-Sep/ 2013
Net income attributable to Shareholders of Petrobras	13,439	17,289
Weighted average number of common and preferred shares outstanding (number of shares)	13,044,496,930	13,044,496,930
Basic and diluted earnings per common and preferred share (R$ per share)	1.03	1.33

24.        Sales revenues

	Consolidated
	Jan-Sep/2014	Jan-Sep/2013
Gross sales	304,869	272,549
Sales taxes	(52,649)	(48,687)
Sales revenues (*)	252,220	223,862
Domestic Market	194,208	169,659
Exports	25,427	23,818
International Sales (**)	32,586	30,385

(*) See note 29 for a breakdown of sales revenues by business segment.
(**) Sales revenues from operations outside of Brazil, other than exports.

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

25.        Other expenses, net

	Consolidated
	Jan-Sep/2014	Jan-Sep/2013
Expenditures on Voluntary Separation Incentive Plan	(2,455)	−
Gains / (Losses) on disposal / write-offs of assets	(2,391)	1,743
Unscheduled stoppages and pre-operating expenses	(1,807)	(1,083)
Pension and medical benefits inactive employees	(1,509)	(1,438)
Institutional relations and cultural projects	(1,337)	(1,192)
Inventory write-down to net realizable value (market value)	(1,112)	(837)
Expenses related to collective bargaining agreement	(990)	(873)
E&P areas returned and cancelled projects	(493)	−
Reversal / Recognition of impairment	(291)	−
Expenditures on health, safety and environment	(255)	(388)
(Losses) / Gains on legal, administrative and arbitration proceedings	(175)	(1,129)
Government Grants	117	204
Expenditures/reimbursements from operations in E&P partnerships	542	401
Others (*)	(27)	593
	(12,183)	(3,999)

(*) In 2014, includes additional profit sharing benefit for 2013, as set out on note 22.1.

26.        Costs and Expenses by nature

	Consolidated
	Jan-Sep/2014	Jan-Sep/2013
Raw material / products for resale	(108,257)	(94,810)
Production taxes	(24,827)	(22,727)
Employee Compensation	(24,074)	(20,779)
Depreciation, depletion and amortization	(21,869)	(20,963)
Changes in inventories	(881)	3,857
Materials, third-party services, freight, rent and other related costs	(38,827)	(35,498)
Exploration expenditures written-off (includes dry wells and signature bonuses)	(4,262)	(2,915)
Other taxes	(1,192)	(691)
(Losses) / Gains on legal, administrative and arbitration proceedings	(175)	(1,129)
Institutional relations and cultural projects	(1,337)	(1,192)
Unscheduled stoppages and pre-operating expenses	(1,807)	(1,083)
Expenditures on health, safety and environment	(255)	(388)
Inventory write-down to net realizable value (market value)	(1,112)	(837)
Reversal / Recognition of impairment	(291)	−
Gains / (Losses) on disposal / write-offs of assets	(2,391)	1,743
E&P areas returned and cancelled projects	(493)	−
	(232,050)	(197,412)

Cost of sales	(192,686)	(169,713)
Selling expenses	(9,803)	(7,709)
General and Administrative expenses	(7,847)	(7,863)
Exploration costs	(5,642)	(4,702)
Research and development expenses	(1,858)	(1,858)
Other taxes	(1,192)	(691)
Other expenses, net	(12,183)	(3,999)
Profit sharing	(839)	(877)
	(232,050)	(197,412)

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

27.        Net finance income (expense), net

	Consolidated
	Jan-Sep2014	Jan-Sep2013
Foreign exchange and inflation indexation charges on net debt (*)	(10)	(2,042)
Debt interest and charges	(11,679)	(8,624)
Income from investments and marketable securities	1,771	2,167
Financial result on net debt	(9,918)	(8,499)
Capitalized borrowing costs	6,400	6,105
Gains (losses) on derivatives	210	(269)
Interest income from marketable securities	(36)	14
Other finance expense and income, net	(81)	(113)
Other exchange and indexation charges, net	1,339	(419)
Finance income (expenses), net	(2,086)	(3,181)
Income	2,974	3,086
Expenses	(6,373)	(3,719)
Foreign exchange and inflation indexation charges, net	1,313	(2,548)

(*) Includes indexation charges on debt in local currency indexed to the U.S. dollar.

28.        Supplemental information on statement of cash flows

	Consolidated
	Jan-Sep/2014	Jan-Sep/2013
Amounts paid / received during the period
Income tax and social contribution paid	1,594	2,268
Withholding income tax paid for third-parties	3,365	2,831

Investing and financing transactions not involving cash
Purchase of property, plant and equipment on credit	9	183
Amounts related to the recognition of a provision for decommissioning costs	(26)	−

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

29.        Segment information

Consolidated assets by Business Area - 09.30.2014
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total
Current assets	16,527	42,709	12,818	172	9,461	10,374	63,777	(12,267)	143,571
Non-current assets	375,750	183,345	58,820	2,576	13,548	30,568	19,536	(2,662)	681,481
Long-term receivables	17,047	10,061	3,964	7	6,974	4,418	10,761	(2,493)	50,739
Investments	376	5,365	1,418	2,030	38	5,983	327	−	15,537
Property, plant and equipment	344,472	167,593	52,582	539	5,856	18,828	7,731	(169)	597,432
Operating assets	250,625	96,772	41,477	492	4,469	10,682	5,775	(169)	410,123
Under construction	93,847	70,821	11,105	47	1,387	8,146	1,956	−	187,309
Intangible assets	13,855	326	856	−	680	1,339	717	−	17,773
Total Assets	392,277	226,054	71,638	2,748	23,009	40,942	83,313	(14,929)	825,052

Consolidated assets by Business Area - 12.31.2013 *

Current assets	13,826	44,838	9,052	181	5,576	11,922	50,702	(12,746)	123,351
Non-current assets	343,903	171,931	55,847	2,622	11,418	30,532	16,157	(2,794)	629,616
Long-term receivables	14,643	10,333	4,341	5	5,222	4,655	7,422	(2,621)	44,000
Investments	219	5,429	1,755	2,097	14	5,883	218	−	15,615
Property, plant and equipment	296,846	155,835	48,919	520	5,505	18,671	7,757	(173)	533,880
Operating assets	212,914	76,452	39,118	480	3,952	8,882	5,415	(173)	347,040
Under construction	83,932	79,383	9,801	40	1,553	9,789	2,342	−	186,840
Intangible assets	32,195	334	832	−	677	1,323	760	−	36,121
Total Assets	357,729	216,769	64,899	2,803	16,994	42,454	66,859	(15,540)	752,967

* As from 2014, accountability for and management of Liquigás Distribuidora S.A. previously attributable to the Distribution segment are now presented under the RTM segment. Amounts previously reported were restated for comparability purposes and the results attributable to the RTM segment a, pursuant to the management and accountability premise adopted for the financial statements by business segment.

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income per Business Area – Jan-Sep/ 2014

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total
Sales revenues	118,625	198,227	30,491	436	72,806	25,175	−	(193,540)	252,220
Intersegments	117,882	69,212	2,706	380	2,013	1,347	−	(193,540)	−
Third parties	743	129,015	27,785	56	70,793	23,828	−	−	252,220
Cost of sales	(60,637)	(208,961)	(26,825)	(496)	(66,866)	(22,162)	−	193,261	(192,686)
Gross profit	57,988	(10,734)	3,666	(60)	5,940	3,013	−	(279)	59,534
Expenses	(9,904)	(10,559)	(2,715)	(144)	(4,651)	(1,902)	(9,041)	391	(38,525)
Selling, general and administrative expenses	(633)	(5,246)	(2,463)	(82)	(4,329)	(1,349)	(3,942)	394	(17,650)
Exploration costs	(5,377)	−	−	−	−	(265)	−	−	(5,642)
Research and development expenses	(946)	(315)	(144)	(22)	(2)	(3)	(426)	−	(1,858)
Other taxes	(76)	(162)	(195)	(1)	(21)	(176)	(561)	−	(1,192)
Other operating expenses, net	(2,872)	(4,836)	87	(39)	(299)	(109)	(4,112)	(3)	(12,183)
Income before financial results, profit sharing and income taxes	48,084	(21,293)	951	(204)	1,289	1,111	(9,041)	112	21,009
Financial income (expenses), net	−	−	−	−	−	−	(2,086)	−	(2,086)
Share of profit of equity-accounted investments	(6)	316	368	(96)	(1)	404	6	−	991
Profit sharing	(241)	(222)	(34)	−	(67)	(15)	(260)	−	(839)
Net Income before income taxes	47,837	(21,199)	1,285	(300)	1,221	1,500	(11,381)	112	19,075
Income tax and social contribution	(16,267)	7,315	(312)	70	(416)	(393)	4,429	(37)	(5,611)
Net income (loss)	31,570	(13,884)	973	(230)	805	1,107	(6,952)	75	13,464
Net income attributable to:
Shareholders of Petrobras	31,578	(13,871)	946	(230)	805	950	(6,814)	75	13,439
Non-controlling interests	(8)	(13)	27	−	−	157	(138)	−	25
	31,570	(13,884)	973	(230)	805	1,107	(6,952)	75	13,464

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income per Business Area – Jan-Sep/ 2013 *

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total
Sales revenues	107,450	176,309	23,160	655	63,245	25,926	−	(172,883)	223,862
Intersegments	105,746	59,214	1,920	549	1,618	3,836	−	(172,883)	−
Third parties	1,704	117,095	21,240	106	61,627	22,090	−	−	223,862
Cost of sales	(53,856)	(188,674)	(19,655)	(752)	(57,811)	(21,781)	−	172,816	(169,713)
Gross profit	53,594	(12,365)	3,505	(97)	5,434	4,145	−	(67)	54,149
Expenses	(7,024)	(6,264)	(1,829)	(174)	(3,178)	(518)	(8,102)	267	(26,822)
Selling, general and administrative expenses	(679)	(5,015)	(1,706)	(86)	(3,174)	(1,357)	(3,808)	253	(15,572)
Exploration costs	(4,440)	−	−	−	−	(262)	−	−	(4,702)
Research and development expenses	(925)	(344)	(88)	(42)	(2)	(5)	(452)	−	(1,858)
Other taxes	(71)	(112)	(129)	(2)	(23)	(216)	(138)	−	(691)
Other operating expenses, net	(909)	(793)	94	(44)	21	1,322	(3,704)	14	(3,999)
Income before financial results, profit sharing and income taxes	46,570	(18,629)	1,676	(271)	2,256	3,627	(8,102)	200	27,327
Financial income (expenses), net	−	−	−	−	−	−	(3,181)	−	(3,181)
Share of profit of equity-accounted investments	5	180	276	(39)	(1)	623	(5)	−	1,039
Profit sharing	(311)	(229)	(39)	−	(53)	(22)	(223)	−	(877)
Net Income before income taxes	46,264	(18,678)	1,913	(310)	2,202	4,228	(11,511)	200	24,308
Income tax and social contribution	(15,728)	6,412	(557)	92	(748)	(1,108)	4,454	(69)	(7,252)
Net income (loss)	30,536	(12,266)	1,356	(218)	1,454	3,120	(7,057)	131	17,056
Net income attributable to:
Shareholders of Petrobras	30,480	(12,266)	1,262	(218)	1,454	3,008	(6,562)	131	17,289
Non-controlling interests	56	−	94	−	−	112	(495)	−	(233)
	30,536	(12,266)	1,356	(218)	1,454	3,120	(7,057)	131	17,056

* As from 2014, accountability for and management of Liquigás Distribuidora S.A. previously attributable to the Distribution segment are now presented under the RTM segment. Amounts previously reported were restated for comparability purposes and the results attributable to the RTM segment a, pursuant to the management and accountability premise adopted for the financial statements by business segment.

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement per International Business Area

Income statement	Jan-Sep 2014
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
Sales revenues	5,493	13,607	864	8,730	45	(3,564)	25,175
Intersegments	2,175	2,643	60	4	29	(3,564)	1,347
Third parties	3,318	10,964	804	8,726	16	−	23,828

Income before financial results, profit sharing and income taxes	1,247	(130)	155	264	(404)	(21)	1,111
Net income (loss) attributable to shareholders of Petrobras	1,445	(56)	185	245	(848)	(21)	950

Income statement	Jan-Sep 2013
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
Sales revenues	6,995	13,381	881	8,196	−	(3,527)	25,926
Intersegments	4,014	3,278	58	13	−	(3,527)	3,836
Third parties	2,981	10,103	823	8,183	−	−	22,090
Income before financial results, profit sharing and income taxes	3,843	(54)	90	161	(405)	(8)	3,627
Net income (loss) attributable to shareholders of Petrobras	3,443	(41)	66	148	(600)	(8)	3,008

Total assets	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
As of 09.30.2014	31,520	5,618	1,154	2,435	6,167	(5,952)	40,942
As of 12.31.2013	31,989	6,213	1,411	2,542	4,613	(4,314)	42,454

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

30.        Provisions for legal proceedings, contingent liabilities and contingent assets

Provisions for legal proceedings, contingent liabilities and judicial deposits are set out following.

30.1.   Provisions for legal proceedings

The Company has recognized provisions for the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reasonably estimated. These proceedings are mainly comprised of labor claims, withholding income tax over proceedings from notes issued abroad, losses and damages resulting from the cancellation of an assignment of excise tax (IPI) credits to a third party and fishermen seeking indemnification from the Company for a January 2000 oil spill in the State of Rio de Janeiro.

The Company has provisions for legal proceedings in the amounts set out below:

	Consolidated
Non-current liabilities	09.30.2014	12.31.2013
Labor claims	1,834	1,332
Tax claims	264	221
Civil claims	1,757	1,276
Environmental claims	100	62
Other claims	23	27
	3,978	2,918

	Consolidated
	09.30.2014	12.31.2013
Opening Balance	2,918	2,585
New provisions, net	1,539	841
Payments made	(570)	(542)
Accruals and charges	112	166
Others	(21)	(132)
Closing Balance	3,978	2,918

30.2.   Judicial Deposits

Judicial deposits are set out in the table below according to the nature of the corresponding lawsuits:

	Consolidated
Non-current assets	09.30.2014	12.31.2013
Labor	2,356	2,067
Tax	2,612	2,348
Civil	1,553	1,240
Environmental	210	195
Others	9	16
	6,740	5,866

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

30.3.   Consolidated contingent liabilities for legal proceedings (not provided for)

Nature	Estimate
Tax	96,064
Civil - General	10,646
Labor	12,202
Civil - Environmental	3,895
Others	3
122,810

A brief description of the nature of the main contingent liabilities (tax, civil, environmental and labor), for which the expectation of loss is considered as possible is set out following.

a)      Tax Proceedings

Description of tax proceedings	Estimate
Plaintiff: Secretariat of the Federal Revenue of Brazil
1) Failure to pay income tax withheld (IRRF) and Contribution of Intervention in the Economic Domain (CIDE) over remittances for payment of platform charters.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	20,852
2) Failure to pay tax on financial operations (IOF) over intercompany loans with, PifCo, Brasoil and BOC in 2007, 2008 and 2009.
Current status: Awaiting the hearing of an appeal at the administrative level.	7,023
3) Exclusion from taxable income (income tax - IRPJ and social contribution - CSLL) of profits of subsidiaries and associates domiciled abroad in 2005, 2006, 2007, 2008 and 2009.
Current status: Awaiting the hearing of an appeal at the administrative level.	6,670
4) Deduction from taxable income (income tax - IRPJ and social contribution - CSLL) of expenses from the renegotiation of the Petros Plan and penalty charged.
Current status: Awaiting the hearing of an appeal at the administrative level.	4,846
5) Tax credits applied were disallowed due to failure to comply with an ancillary obligation.
Current status: Awaiting the hearing of an appeal at the administrative level.	4,581
6) Failure to pay income tax withheld (IRRF) over remittances abroad for payment of crude oil imports.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	5,022
7) Failute to pay Contribution of Intervention in the Economic Domain (CIDE) on imports of naphtha.
Current status: This claim is being discussed at the administrative level.	3,474
8) Failure to pay social security contributions over contingent bonuses.
Current status: This claim involves lawsuits in administrative stages, in which the Company is taking legal actions to ensure its rights.	2,138
9) Deduction from taxable income (income tax - IRPJ and social contribution - CSLL) of various employee benefis and pension benefits (PETROS) expenses in 2007 and 2008.
Current status: This claim is being disputed at the administrative level, involving three administrative proceedings.	1,941

10) Failure to pay Contribution of Intervention in the Economic Domain (CIDE) from March 2002 to October 2003 in transactions with fuel retailers and service stations that held judicial injunctions determining that fuel was sold without gross-up of such tax.

Current status: A lawsuit has been filed and the Company is taking legal actions to ensure its rights.	1,654
Plaintiff: State Finance Department of São Paulo
11) Dispute over VAT (ICMS) levied on a drilling rig import – temporary admission in São Paulo and clearance in Rio de Janeiro and a fine for breach of ancillary obligations.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	4,737
Plaintiff: State Finance Department of AM, BA, DF, ES, PA, PE and RJ
12) Failure to pay VAT (ICMS) levied on crude oil and natural gas sales due to alleged differences in beginning and ending inventory.
Current status: This claim involves lawsuits in different administrative levels, in which the Company is taking legal actions to ensure its rights.	2,979
Plaintiff: State Finance Department of Rio de Janeiro
13) VAT (ICMS) levied on dispatch of liquid natural gas (LNG) without issuance of tax document by the main establishment.
Current status: This claim involves lawsuits in different administrative stages, in which the Company is taking legal actions to ensure its rights.	3,450
14) Dispute over VAT (ICMS) levied on jet fuel sales, as Decree 36,454/2004 was declared as unconstitutional.
Current status: This claim involves lawsuits in administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	1,982
Plaintiff: Municipal governments of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha, Vitória and Maragogipe.

15) Alleged failure to withhold and collect tax on services provided offshore (ISSQN) in some municipalities located in the State of Espírito Santo. Petrobras withheld and paid these taxes to the municipalities where the respective service providers were established, in accordance with Complementary Law 116/03.

Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	2,218
Plaintiff: State Finance Department of SP, RS and SC
16) Three States challenged VAT (ICMS) paid to the State of MS on imports of natural gas.
Current status: This claim involves lawsuits in different administrative and judicial stages, as well as three civil lawsuits in the Supreme Court.	2,096
Plaintiff: State Finance Departments of Rio de Janeiro and Sergipe
17) VAT (ICMS) credits were allegedly applied improperly on the purchase of drilling rig bits and chemical products used in formulating drilling fluid.
Current status: This claim involves lawsuits in different judicial stages, in which the Company is taking legal actions to ensure its rights.	1,024
18) Other tax proceedings	19,377
Total tax proceedings	96,064

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

b)     Civil Proceedings – General

Description of civil proceedings	Estimate
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP

1) Legal and administrative disputes on differences in the payment of special participation charge and royalties in several fields. In addition, ANP is claiming fines for alleged non-compliance with minimum exploratory programs and alleged irregularities in platform measurement systems.

Current status: This claim involves proceedings in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	4,128
Plaintiff: Refinaria de Petróleo de Manguinhos S.A.
2) Lawsuit seeking to recover damages for alleged anti-competitive conduct on gasoline and oil products (Diesel and LPG) in the domestic market.
Current situation: This claim involves lawsuits in judicial stages, in which the Company was sentenced in 1st instance. The Company is taking legal actions to ensure its rights, given that CADE has considered the issue and decided by the absence of anti-competitive conduct of Petrobras.	1,125
3) Other civil proceedings	5,393
Total for civil proceedings	10,646

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

c)      Environmental Proceedings

Description of environmental proceedings	Estimate
Plaintiff: Ministério Público Federal, Ministério Público Estadual do Paraná,
AMAR - Associação de Defesa do Meio Ambiente de Araucária e IAP - Instituto Ambiental do Paraná

1) Legal proceeding related to specific performance obligations, indemnification and compensation for damages related to an environmental accident that occurred in the State of Paraná on July 16, 2000.

Current status: The court partially ruled for the plaintiff, however both parties (the plaintiff and the Company) filed an appeal.	2,003
2) Other environmental proceedings	1,892
Total for environmental proceedings	3,895

d)     Labor Proceedings

Description of labor proceedings	Estimate
Plaintiff : Sindipetro do ES, RJ, BA, MG and SP.
1) Class actions requiring a review of how the minimum compensation based on the employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is computed.
Current status: The Company filed with the Superior Labor Court a collective bargaining agreeement seeking to interpret the collective bargaining agreement clause questioned before the labor courts.	3,072
Plaintiff : Sindipetro of Norte Fluminense and Sindipetro da Bahia

2) Class Actions regarding wage underpayments to certain employees due to alleged changes in the methodology used to factor overtime into the calculation of paid weekly rest, allegedly computed based on ratios that are higher than those established by Law No. 605/49.

Current status: The claim filed by Sindipetro/BA was partially ruled for the plaintiff by the ordinary instances of the Labor Court. The Company has appealed this decision and awaits judgment by the Superior Labor Court. The claim filed by Sindipetro Norte Fluminense (NF) was ruled for the plaintiff and the Company was condemned to pay the alleged differences. The Company has filed an appeal to overturn the decision in the Superior Labor Court and awaits judgment.	1,137
3) Other labor proceedings	7,993
Total for labor proceedings	12,202

30.4.   Contingent assets

30.4.1.  Legal proceeding in the United States - P-19 and P-31

In 2002, Braspetro Oil Service Company (Brasoil) and Petrobras obtained a favorable decision  in related lawsuits filed before U.S. courts by the insurance companies United States Fidelity & Guaranty Company and American Home Assurance Company in which they were seeking to obtain (since 1997 and regarding Brasoil) a judicial order exempting them from their payment obligations under the performance bond related to platforms P- 19 and P-31, and seeking reimbursement from Petrobras for any amounts for which they could ultimately be held liable in the context of the execution proceedings of such performance bond.

On July 21, 2006, the U.S. courts issued an executive decision, conditioning the payment of the amounts owed to Brasoil on a definitive dismissal of the legal proceedings involving identical claims that are currently in course before Brazilian courts.

In August 2014, Brasoil and Petrobras signed an out-of-court agreement with American Home Assurance Company, Travelers and IVESA S.A., which provides for the closure of all lawsuits and judicial executions filed in Brazilian and foreign courts. The agreement resulted in a US$ 295 million gain, of which US$ 72 million had been previously recognized, and therefore, a US$ 223 million gain was recognized in the current period.

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

30.4.2. Recovery of PIS and COFINS

Petrobras filed an ordinary lawsuit against the Brazilian Federal Government claiming to recover, through offsetting, amounts paid as taxes on finance income and foreign exchange variation gains (PIS) in the period between February 1999 and November 2002 and COFINS between February 1999 and January 2004 claiming that paragraph 1 of article 3 of Law 9,718/98 is unconstitutional.

On November 9, 2005, the Brazilian Federal Supreme Court declared such paragraph as unconstitutional.

On November 18, 2010, the Superior Court of Justice upheld the claim filed by Petrobras in 2006 to recover the COFINS for the period from January 2003 to January 2004. Petrobras then recognized the amount of R$ 497 as recoverable taxes.

Regarding the lawsuit filed in 2005 to recover PIS and COFINS unduly paid as taxes on finance income in the period from February 1999 to December 2002, the Company recognized R$ 2,177 as recoverable taxes in September 2014 after its right to recover those taxes has been definitely recognized and the amounts and documents necessary to request judicial payment were gathered.

As of September 30, 2014, the Company had noncurrent receivables of R$ 2,709 related to PIS and COFINS, which are inflation indexed and that are in phase of calculation of the award.

31.        Natural Gas Purchase Commitments

On August 18, 2014, Petrobras signed an agreement with Yacimientos Petrolíferos Fiscales Bolivianos (YPFB) to settle differences as to the performance of the Bolivian natural gas import contract to supply the domestic market (GSA). The agreement sets out payments and compensations for both parties to solve different interpretations of the GSA, and includes a contract to secure Bolivian natural gas supply to a thermoelectric power plant - UTE Cuiabá until December 2016.

The agreement resulted in a negative impact of R$ 871 on income, R$ 996 recognized in cost of sales, partially offset by a R$ 125 gain in other income.

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

32.        Collateral in connection with concession agreements for petroleum exploration

The Company has granted collateral to the Agência Nacional de Petróleo, Gás Natural e Biocombustíveis (ANP) in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of R$ 6,213, of which R$ 5,476 are still in force, net of commitments that have been undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as security, amounting to R$ 4,563 and bank guarantees in the amount of R$ 913.

33.        Risk management

The Company is exposed to a variety of risks arising from its operations, such as: price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk and manages risks through a corporate policy established by its officers.

The objective of the overall risk management policy of the company is to support the achievement of its strategic goals through an adequate resource allocation and an appropriate balance between growth, return on investments and risk exposure level, which can arise from its normal activities or from the context within which the Company operates.

33.1.   Derivative financial instruments

A summary of the positions held by the Company and recognized in other current assets and liabilities as of September 30, 2014, as well as the amounts recognized in profit or loss and other comprehensive income and the guarantees given is set out following:

	Statement of Financial Position
	Notional value		Fair value Asset Position (Liability)		Maturity
	09.30.2014	12.31.2013	09.30.2014	12.31.2013
Derivatives not designated for hedge accounting
Future contracts	(4,210)	10,224	210	(48)
Long position/Crude oil and oil products	123,690	52,267	−	−	2014
Short position/Crude oil and oil products	(127,900)	(42,043)	−	−	2014
Options	(330)	−	11	−
Call/Crude oil and oil products	(430)	−	1	−
Put/Crude oil and oil products	100	−	10	−	2014
Forward contracts			(6)	(2)
Short position/ Foreign currency forwards	USD 66	USD 17	(6)	(2)	2014
Swap			(1)	(1)
Interest – Euribor x Fixed rate	EUR 6	EUR 10	(1)	(1)	2015
Derivatives designated for hedge accounting
Swap			(27)	(21)
Foreign currency - Cross-currency Swap	USD 298	USD 298	13	26	2016
Interest – Libor /Fixed rate	USD 419	USD 440	(40)	(47)	2020
Total recognized in the Statement of Financial Position			187	(72)

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Gains/ (losses) recognized in Profit or Loss (*)		Gains/ (losses) recognized in the Shareholders’ Equity (**)		Guarantees given as collateral
	Jan-Sep/2014	Jan-Sep/2013	Jan-Sep/2014	Jan-Sep/2013	09.30.2014	12.31.2013
Commodity derivatives	255	(96)	−	−	25	335
Foreign currency derivatives	(21)	(100)	14	14	−	−
Cash flow hedge on exports (***)	(1,052)	(371)	(4,404)	(8,434)	−	−
Interest rate derivatives	(24)	−	3	1	−	−
Embedded derivative - ethanol	−	(73)	−	−	−	−
(*) Amounts recognized in finance income in the period.
(**) Amounts recognized as other comprehensive income in the period.
(***) Using non-derivative financial instruments as designated hedging instruments, as set out in note 33.3.

A sensitivity analysis for the different types of market risks, to which the Company is exposed, based on the derivative financial instruments held as of September 30, 2014 is set out following:

		Consolidated
Financial Instruments	Risk	Probable Scenario *	Stressed Scenario (∆ de 25%)	Stressed Scenario (∆ de 50%)
Derivatives not designated for hedge accounting
Future contracts	Crude oil and oil products - price changes	210	(396)	(1,001)
Forward contracts	Foreign currency - appreciation of the BRL against the USD	3	(41)	(81)
Swap	Interest - Euribor increase	−	−	−
Options	Crude oil and oil products - price changes	12	−	(7)
		225	(437)	(1,089)
Derivatives designated for hedge accounting
Swap		13	271	813
Debt	Foreign currency - appreciation of the JPY against the USD	(13)	(271)	(813)
Net effect		−	−	−

Swap		5	(2)	(3)
Debt	Interest - LIBOR decrease	(5)	2	3
Net effect		−	−	−

(*) The probable scenario was computed based on the following risks: BRL x U.S. Dollar - a 2.08% apreciation of the Real; Japanese Yen x U.S. Dollar - a 1.54% apreciation of the Japanese Yen; LIBOR Forward Curve - a 0.11% increase throughout the curve; EURIBOR Forward Curve - a 0.067% increase throughout the curve; and crude oil and oil products based on the fair value as of September 30, 2014.

33.2.   Risk management of price risk (related to crude oil and oil products prices)

Petrobras does not use derivative instruments to hedge exposures to commodity price cycles related to products purchased and sold to fulfill operational needs. Derivatives are used as hedging instruments to manage the price risk of certain transactions carried out abroad, which are usually short-term transactions similar to commercial transactions.

33.3.   Foreign exchange risk management

Petrobras seeks to identify and manage foreign exchange rate risks based on an integrated analysis of natural hedges, to benefit from the correlation between income and expenses. Short-term risk management involves choosing the currency in which to hold cash, such as the Brazilian Real, U.S. dollar or other currency. The risk management strategy involves the use of derivative instruments to hedge certain liabilities, minimizing foreign exchange rate risk exposure.

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

a)      Cash Flow Hedge involving the Company’s highly probable future exports

Effective mid-May 2013, the Company designated hedging relationships to account for the effects of the existing natural hedge between a portion of its long term debt obligations denominated in U.S. dollars and a portion of its future export revenues in U.S. dollars, relative to foreign currency rates risk (spot rates).

Individual hedging relationships were designated in a one-to-one proportion, meaning that a portion of the total monthly exports will be the hedged transaction of an individual hedging relationship, hedged by a portion of the company’s long-term debt (which has an average maturity of approximately 6.26 years).

The principal amounts, fair value as of September 30, 2014, and a schedule of the expected reclassification to profit or loss of the balance of losses recognized in other comprehensive income (shareholders’ equity), based on a BRL/USD 2.4510 exchange rate, are set out below:

Hedging Instrument	Hedged Transactions	Nature of the Risk	Period	Principal Amount (US$ million)	Carrying amount of the Hedging Instruments on September 30, 2014

Non-Derivative Financial Instruments	Portion of Highly Probable Future Monthly Export Revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	October 2014 to February 2023	50,054	122,682

Changes in the Principal Amount	US$ million
Amounts designated as of December 31, 2013	40,742
New hedging instruments designated	19,329
Exports affecting profit or loss	(4,324)
Principal repayments / amortization	(5,693)
Amounts designated as of September 30, 2014	50,054

A schedule of the expected reclassification to profit or loss of the balance of losses recognized in other comprehensive income in the shareholders’ equity as of September 30, 2014 is set out below:

	Consolidated
	09.30.2014
	2014	2015	2016	2017	2018	2019	2020	2021	2022, 2023	Total
Expected reclassification	(572)	(2,373)	(2,682)	(2,993)	(2,735)	(2,437)	(1,245)	(876)	(1,184)	(17,097)

b)     Cash flow hedges involving swap contracts - Yen x Dollar

The Company has a cross currency swap to fix in U.S. dollars the payments related to bonds denominated in Japanese yen and does not intend to settle these contracts before the maturity. The relationship between the derivative and the bonds was designated for cash flow hedge accounting.

c)       Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data, along with the stressed scenarios (a 25% and a 50% change in the foreign exchange rates), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

			Consolidated
Financial Instruments	Exposure at 09.30.2014	Risk	Probable Scenario (*)	Stressed Scenario (∆ of 25%)	Stressed Scenario (∆ of 50%)
Assets	6,713		(140)	1,678	3,357
Liabilities	(149,861)	Dollar/ Real	3,118	(37,465)	(74,930)
Cash flow hedge on exports	122,682		(2,553)	30,670	61,341
	(20,466)		425	(5,117)	(10,232)

Liabilities (**)	(1,855)	Yen/ Dollar	(29)	(464)	(928)
	(1,855)		(29)	(464)	(928)

Assets	40		−	10	20
Liabilities	(6,447)	Euro/ Real	49	(1,612)	(3,224)
	(6,407)		49	(1,602)	(3,204)

Assets	17,424	Euro/ Dollar	236	4,356	8,712
Liabilities	(34,983)		(474)	(8,746)	(17,492)
	(17,559)		(238)	(4,390)	(8,780)

Assets	9	Pound Sterling/ Real	−	2	5
Liabilities	(1,834)		7	(459)	(917)
	(1,825)		7	(457)	(912)

Assets	4,497	Pound Sterling/ Dollar	78	1,124	2,248
Liabilities	(9,645)		(166)	(2,411)	(4,822)
	(5,148)		(88)	(1,287)	(2,574)

Assets	654	Peso/ Dollar	(72)	(131)	(218)
Liabilities	(1,790)		196	358	597
	(1,136)		124	227	379
	(54,396)		250	(13,090)	(26,251)

(*) The probable scenario was computed based on the following risks: Real x Dollar – a 2.08% apreciation of the Real / Yen x Dollar – a 1.54% apreciation of the Yen / Dollar x Peso: an 12.3% depreciation of the Peso/ Dollar x Euro: a 1.35% apreciation of the Euro / Dollar x Pound Sterling: a 1.73% apreciation of the Pound Sterling . The data were obtained from the Focus Report of the Central Bank of Brazil and from Bloomberg.

(**) A portion of the foreign currency exposure is hedged by a cross-currency swap.

The impact of foreign exchange depreciation / appreciation does not jeopardize the liquidity of the Company in the short term due to the balance between liabilities, assets, revenues and future commitments in foreign currency, since most of its debt mature in the long term.

33.4.   Interest rate risk management

The Company considers that exposure to interest rate risk does not cause a significant impact and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations encountered by certain subsidiaries of Petrobras.

33.5.   Credit risk

Petrobras is exposed to the credit risk arising from commercial transactions and from cash management, related to financial institutions and to credit exposure to customers. Credit risk is the risk that a customer or financial institution will fail to pay amounts due, relating to outstanding receivables or to financial investments, guarantees or deposits with financial institutions.

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Credit risk management in Petrobras aims at reconciling the need for minimizing risk and maximizing the result of commercial and financial transactions, through efficient credit analysis, granting and management based on quantitative and qualitative parameters that are appropriate for each of the market segments in which it operates.

The commercial credit portfolio is much diversified between clients from the domestic market and from foreign markets and credit granted to financial institutions is spread among “Investment Grade” international banks rated by the international rating agencies and highly-rated Brazilian banks.

33.6.   Liquidity risk

Liquidity risk is represented by the possibility of a shortage of cash or another financial assets in order to settle its obligations on the established dates and is managed by the Company based on policies such as: Centralized cash management, in order to optimize the level of cash and cash equivalents held and reduce working capital needed; a robust minimum cash level to ensure that the need of cash for investments and short-term obligations is met even in adverse market conditions; increasing the number of investors in the domestic and international markets through funding opportunities, developing a strong presence in the international capital markets and searching for new funding sources, including new markets and financial products.

A maturity analysis of the long-term debt, including face value and interest payments is set out following:

	Consolidated
Maturity	2014	2015	2016	2017	2018	2019	2020 and thereafter	09.30.2014	12.31.2013
	14,792	33,070	46,130	41,852	55,383	69,080	192,232	452,539	363,513

34.        Fair value of financial assets and liabilities

The hierarchy of recurring fair value measurements of financial assets and liabilities recognized is set out below:

	Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded

Assets
Marketable securities	7,897	−	−	7,897
Commodity derivatives	221	−	−	221
Foreign currency derivatives	−	7	−	7
Balance at September 30, 2014	8,118	7	−	8,125
Balance at December 31, 2013	9,124	24	−	9,148

Liabilities
Interest derivatives	−	(41)	−	(41)
Balance at September 30, 2014	−	(41)	−	(41)
Balance at December 31, 2013	(48)	(48)	−	(96)

The estimated fair value for the Company’s long term debt as of September 30, 2014, computed based on the prevailing market rates is set out in note 17.1.

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

35.        Subsequent events

Innova S.A.

On October 1, 2014, the Brazilian Antitrust Regulator (Conselho Administrativo de Defesa Econômica – CADE) approved the purchase of Innova S.A. by Videolar S.A with restrictions. The approval of the transaction is conditioned to the fulfillment of a set of measures set out in the Merger Control Agreement (Acordo em Controle e Concentrações – ACC) signed between the antitrust agency and the merging parties.

The transaction was concluded on October 30, 2014 as set out in the sale and purchase agreement.

Companhia de Gás de Minas Gerais.

On October 10, 2014 the conditions precedent were met and the transaction was concluded for R$ 571, after price adjustments. The net result of the transaction will be determined based on the book value of assets and liabilities as of this date and on other contractual adjustments.

Petrobras Energia Peru S.A.

On November 6, 2014, the conditions precedent for this transaction were met and the transaction was concluded. Petrobras disposed of its interest in Petrobras Energia Peru S.A. to China National Petroleum Corporation (CNPC).

Merger of PifCo

On December 28, 2014, the Extraordinary General Meeting of Petrobras Global Finance B.V. – PGF approved the merger of all the assets of Petrobras International Finance Company S.A. – PifCo. PifCo was extinguished as from December 29, 2014.

The Company’s consolidated financial statements will not be affected.

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

36.        Correlation between the notes disclosed in the complete annual financial statements as of December 31, 2013 and the interim statements as of September 30, 2014

	Number of notes
Notes to the Financial Statements	Annual for 2013	Quarterly information for 3Q-2014
The Company and its operations	1	1
Basis of preparation of financial statements	2	2
Operation "Lava Jato" and its effects on the Company		3
Basis of consolidation	(**)	4
Summary of significant accounting policies	3	5
Cash and cash equivalents	6	6
Marketable securities	7	7
Trade receivables	8	8
Inventories	9	9
Acquisitions, disposal of assets and legal mergers	(*)	10
Investments	11	11
Property, plant and equipment	12	12
Intangible assets	13	13
Impairment	14	14
Exploration for and evaluation of oil and gas reserves	15	15
Trade payables	16	16
Finance debt	17	17
Leases	18	18
Related parties	19	19
Provision for decommissioning costs	20	20
Taxes	21	21
Employe benefits (Post-employment)	(***)	22
Shareholders' equity	24	23
Sales revenues	25	24
Other expenses, net	26	25
Costs and Expenses by nature	27	26
Net finance income (expense)	28	27
Supplementary information on the statement of cash flows	29	28
Segment reporting	30	29
Provisions for legal proceedings, contingent liabilities and contingent assets	31	30
Natural Gas Purchase Commitments	32	31
Guarantees for concession agreements for petroleum exploration	33	32
Risk management and derivative instruments	(****)	33
Fair value of financial assets and liabilities	35	34
Subsequent events	37	35

Notes suppressed in the 3Q-2014 report (*****)
Critical accounting policies: key estimates and judgments	4
New standards and interpretations	5
Insurance	36

(*) Mergers, split-offs and other information about investments.
(**) Summary of significant accounting policies
(***) Post-Employment benefits
(****) Risk management and derivative instruments
(*****) Notes suppressed by no significant changes and/or not applicable to interim financial information.

Petróleo Brasileiro S.A. – Petrobras

Interim Financial Statements Not Reviewed by Independent Auditors

Supplementary information

(Expressed in millions of reais, unless otherwise indicated)

Crude oil and Natural Gas Reserves (unaudited)

The following table sets out the Company’s estimated net proved crude oil and natural gas reserves and changes in proved reserves for 2014. Proved reserves are estimated by the Company’s reservoir engineers in accordance with the reserve definitions prescribed by the Securities and Exchange Commission.

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations-prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

Developed oil and gas reserves are reserves of any category that can be expected to be recovered: (i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

In some cases, substantial new investments in additional wells and related facilities will be required to recover these proved reserves. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of reserves are subject to change as additional information becomes available.

A summary of the annual changes in reserves is set out below:

	Crude Oil (in billions of bbl)			Natural Gas (in billions of m³)			Oil and Natural Gas (in billions of boe)
	Brazil	International	Total	Brazil	International	Total	Brazil	International	Total
Balance as of December 31, 2013	10.658	0.289	10.947	299.196	33.739	332.935	12.540	0.488	13.028
Change in reserves	0.897	(0.074)	0.823	18.125	(4.938)	13.187	1.011	(0.103)	0.908
Production	(0.705)	(0.028)	(0.733)	(21.341)	(3.014)	(24.355)	(0.839)	(0.046)	(0.885)
Balance as of December 31, 2014	10.851	0.187	11.038	295.980	25.788	321.768	12.713	0.338	13.051
Equity-method investees
Balance as of December 31, 2013	−	0.084	0.084	−	1.752	1.752	−	0.095	0.095
Balance as of December 31, 2014	−	0.072	0.072	−	1.329	1.329	−	0.080	0.080
Proved developed reserves
Balance as of December 31, 2013	6.509	0.086	6.595	174.323	10.431	184.754	7.606	0.147	7.753
Balance as of December 31, 2014	7.003	0.116	7.118	176.498	14.281	190.780	8.113	0.200	8.312

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2015
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, and the Company’s other filings with the U.S. Securities and Exchange Commission